    As filed with the Securities and Exchange Commission on November 29, 2007

                                                      Registration No. 333-_____
                                                                       811-07798

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    Form N-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      ( X )


                                       and

                        REGISTRATION STATEMENT UNDER THE                  ( X )
                         INVESTMENT COMPANY ACT OF 1940


                  NYLIAC VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I
                           (Exact Name of Registrant)

                           NEW YORK LIFE INSURANCE AND
                               ANNUITY CORPORATION
                               (Name of Depositor)

                   51 Madison Avenue, New York, New York 10010
               (Address of Depositor's Principal Executive Office)

                   Depositor's Telephone Number: 212-576-7000

                         Charles F. Furtado, Jr., Esq.
                 New York Life Insurance and Annuity Corporation
                               51 Madison Avenue
                               New York, NY 10010
                     (Name and Address of Agent for Service)

                                    Copy to:

        Stephen E. Roth, Esq.                    Thomas F. English, Esq.
        Sutherland Asbill & Brennan LLP          Senior Vice President
        1275 Pennsylvania Avenue, NW             and Chief Insurance Counsel
        Washington, DC  20004-2415               New York Life Insurance Company
                                                 51 Madison Avenue
                                                 New York, New York  10010

Approximate Date of Proposed Public Offering:

It is proposed that this filing will become effective:
[ ] immediately upon filing pursuant to paragraph (b) of Rule 485.

[ ] on ___________ pursuant to paragraph (b) of Rule 485.

[ ] 60 days after filing pursuant to paragraph (a)(i) of Rule 485.
[ ] on ___________ pursuant to paragraph (a)(i) of 485.

If appropriate, check the following box:

[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                NEW YORK LIFE VARIABLE UNIVERSAL LIFE ACCUMULATOR

         NEW YORK LIFE SURVIVORSHIP VARIABLE UNIVERSAL LIFE ACCUMULATOR



                            PROSPECTUS-MAY 1, 200[8]



   TWO FLEXIBLE PREMIUM LIFE INSURANCE CONTRACTS OFFERED TO INDIVIDUALS UNDER

                NYLIAC VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I

         Please use one of the following addresses for service requests:

REGULAR MAIL   NYLIAC                                     EXPRESS MAIL   NYLIAC
               Variable Products Service Center                          Variable Products Service Center
               Madison Square Station                                    51 Madison Avenue
               P.O. Box 922                                              Room 251
               New York, NY 10159                                        New York, NY 10010



                            Telephone: 1-800-598-2019

     You must send subsequent premium payments and loan repayments to us at:

REGULAR MAIL   NYLIAC                                    EXPRESS MAIL   NYLIAC, Suite 3021
               75 Remittance Drive, Suite 3021                          c/o The Northern Trust Bank
               Chicago, IL 60675-3021                                   350 North Orleans Street
                                                                        Receipt & Dispatch, 8th Floor
                                                                        Chicago, IL 60654



     This prospectus describes two different policies issued by NYLIAC. The New York Life VUL Accumulator policy insures one person and pays a death benefit upon that person's death. The New York Life SVUL Accumulator policy insures two people and pays a death benefit upon the death of the second person. Throughout this prospectus that second person is described as the last surviving insured. Other differences between the VUL and SVUL policies are noted in this prospectus.

     The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Policies have risks including risk of loss of the amount invested. Policies are not deposits of, or guaranteed or endorsed by, any bank and are not federally insured by the FDIC, Federal Reserve Board, or any other agency.

     This life insurance policy is not considered an offering in any jurisdiction where such an offering may not be lawfully made. We do not authorize any information or representations regarding the offering described in this prospectus and the Statement of Additional Information ("SAI") other than as contained in these materials or any attached supplements to them, or in any supplemental sales material we authorize.

                                TABLE OF CONTENTS



                                            PAGE
                                            ----
Summary of Benefits and Risks...........       4
  Benefits..............................       4
  Risks.................................       6
Table of Fees and Expenses..............       9
  Transaction Fees......................       9
  Periodic Charges Other Than Funds'
     Operating Expenses.................      10
  Funds' Annual Operating Expenses......      13
  Fund Annual Expenses..................      13
Definitions.............................      17
Management and Organization.............      18
  Insurer...............................      18
  Your Policy...........................      18
  About the Separate Account............      19
  Our Rights............................      19
  The Fixed Account and DCA Plus
     Account............................      20
  How to Reach Us for Policy Services...      20
  Funds and Eligible Portfolios.........      22
  Investment Return.....................      26
  Voting................................      26
Charges Associated with the Policy......      27
  Deductions from Premiums..............      27
     Sales Expense Charge...............      27
     State Tax Charge...................      27
     Federal Tax Charge.................      27
  Deductions from Cash Surrender Value..      27
     Monthly Contract Charge............      28
     Charge for Cost of Insurance
       Protection.......................      28
     Monthly per Thousand Face Amount
       Charge...........................      28
     Rider Charges......................      28
     Expense Allocation.................      28
  Separate Account Charges..............      29
     Mortality and Expense Risk Charge..      29
     Charges for Federal Income Taxes...      29
     Fund Charges.......................      29
  Transaction Charges...................      29
     Surrender Charges..................      29
     Partial Surrender Fee..............      30
     Transfer Fee.......................      30
     Exercise of Living Benefits Rider
       and Overloan Protection Rider....      30
  Loan Charges..........................      31
Description of the Policy...............      31
  The Parties...........................      31
     Policyowner........................      31
     Insured............................      31
     Beneficiary........................      31
  The Policy............................      32
     How the Policy is Available........      32
     Policy Premiums....................      32
     Cash Value.........................      32
     Investment Divisions, the Fixed
       Account and DCA Plus Account.....      33
     Amount in the Separate Account.....      33
     Amount in the Fixed Account and DCA
       Plus Account.....................      33
     Transfers Among Investment
       Divisions and the Fixed Account
       and DCA Plus Account.............      33
  Limits on Transfers...................      34
  Options Available at No Additional
     Charge.............................      36
     Dollar Cost Averaging..............      36
     Dollar Cost Averaging Plus
       Account..........................      37
     Automatic Asset Reallocation.......      37
     Interest Sweep.....................      37
     Expense Allocation.................      37
     Upromise Account Rider.............      37
     Policy Split Option................      37
  Additional Benefits through Riders and
     Options............................      38
  Maturity Date.........................      40
  Tax-Free "Section 1035" Insurance
     Policy Exchanges...................      40
  24-Month Exchange Privilege...........      41
Premiums................................      41
  Planned Premium.......................      41
  Unplanned Premium.....................      42
  Risk of Minimally Funded Policies.....      42
  Timing and Valuation..................      42
  Free Look.............................      42
  Premium Payments......................      43
  Premium Payments Returned for
     Insufficient Funds.................      43
Policy Payment Information..............      44
  When Life Insurance Coverage Begins...      44
  Changing the Face Amount of Your
     Policy.............................      44
  Policy Proceeds.......................      45
  Payees................................      45
  When We Pay Policy Proceeds...........      45
  Death Claims..........................      46
  Electing or Changing a Payment
     Option.............................      47
  Life Insurance Benefit Options........      47

                                            PAGE
                                            ----
     Changing Your Life Insurance
       Benefit Option...................      48
Additional Policy Provisions............      49
  Limits on Our Rights to Challenge Your
     Policy.............................      49
  Suicide...............................      49
  Misstatement of Age or Gender.........      49
  Assignment............................      49
Surrenders..............................      49
  Partial Surrenders....................      49
     Amount Available for a Partial
       Surrender........................      49
     Requesting a Partial Surrender.....      50
     The Effect of a Partial Surrender..      50
  Full Surrenders.......................      51
     Cash Surrender Value...............      51
     Alternative Cash Surrender Value...      51
     Requesting a Surrender.............      51
     When the Surrender is Effective....      51
Loans...................................      52
  Your Policy as Collateral for a Loan..      52
  Loan Interest.........................      52
  Interest on the Cash Value Held as
     Collateral.........................      52
  When Loan Interest is Due.............      53
  Loan Repayment........................      53
  Excess Loan Condition.................      53
  The Effect of a Policy Loan...........      53
Termination and Reinstatement...........      54
  Late Period...........................      54
  No-Lapse Guarantee....................      54
  Reinstatement Option..................      54
Federal Income Tax Considerations.......      55
  Our Intent............................      55
  Tax Status of NYLIAC and the Separate
     Account............................      55
  Charges for Taxes.....................      56
  Diversification Standards and Control
     Issues.............................      56
  Life Insurance Status of the Policy...      57
  Pension Protection Act of 2006--Impact
     of Employer-Owned Policies.........      57
  Modified Endowment Contract Status....      58
  Status of The Policy After the Younger
     Insured is Age 100.................      58
  Policy Surrenders and Partial
     Withdrawals........................      59
  Policy Loans and Interest Deductions..      59
  Corporate Owners......................      60
  Exchanges or Assignments of Policies..      60
  Reasonableness Requirement for
     Charges............................      60
  Living Benefits Rider.................      60
  Other Tax Issues......................      60
  Qualified Plans.......................      61
  Withholding...........................      61
Legal Proceedings.......................      61
Records and Reports.....................      61
Financial Statements....................      62
State Variations........................      62
Appendix A--Illustrations...............     A-1
Obtaining Additional Information........

                          SUMMARY OF BENEFITS AND RISKS

     The following is a brief summary of certain features of New York Life Variable Universal Life Accumulator ("VUL") and New York Life Survivorship Variable Universal Life Accumulator ("SVUL"). Many benefits of VUL and SVUL have a corresponding risk, and both benefits and risks should be considered before you purchase a policy. More complete and detailed information regarding these features is discussed later in this prospectus and in the SAI.

                                    BENEFITS

PROTECTION

     The policy offers you the protection of permanent life insurance that can, over time, become a valuable asset.

     The policy provides permanent life insurance coverage with the potential for tax-deferred Cash Value (as defined below) accumulation. Your premium payments, less any applicable charges, are added to the Investment Divisions, the Fixed Account and/or the DCA Plus Account according to your instructions. The Cash Value of the policy is based on:

       -- the amount in and performance of each Investment Division of the Separate Account;

       -- the amount in and rate of interest credited to the Fixed Account and/or the DCA Plus Account; and

       -- the charges we deduct.

     With the policy, you have the potential for higher rates of return and Cash Value accumulation than with a fixed rate life insurance policy.

FLEXIBLE PREMIUMS

     Policy premium payments are flexible; you can select the time and amount of premium you pay, within limits. Other than the required initial minimum premium payment, premium payments can vary depending on individual policy specifics (age, gender, coverage amount, underwriting classification). Since the potential Cash Value growth can be used to supplement retirement income, this policy is designed to offer the best potential benefit when funded for at least ten years at or near the guideline annual premium. As long as the Cash Surrender Value is sufficient to cover the policy's monthly deductions, you can increase, decrease, or stop making payments to meet your changing needs. See "Definitions" for an explanation of Cash Surrender Value.

FIVE-YEAR NO-LAPSE GUARANTEE

     The policy offers a no-lapse guarantee. This ensures that your policy will remain in effect during the first five Policy Years (the "guarantee period"), provided that your policy premium payments satisfy the minimum premium test. See "Termination and Reinstatement--No-Lapse Guarantee" for information on premiums required to pass the test. In the sixty-first month, if there is insufficient Cash Surrender Value to cover the current and any deferred monthly charges, you will be sent a notice of payment due. If that notice is not paid, the policy will lapse. This benefit prevents your policy from lapsing for five years, regardless of your account performance. The guarantee period will end before the fifth policy anniversary if your premium payments do not pass the minimum premium test.

LIQUIDITY THROUGH LOANS

     The policy allows you to access your policy's Cash Value through loans. Your policy value will be used as collateral to secure any policy loan. You can borrow an amount up to the loan value of your policy. The loan value of your policy is discussed more fully in the section below entitled "Loans."

LIQUIDITY THROUGH PARTIAL SURRENDERS

     You can also request a partial surrender from your policy for an amount up to the Cash Surrender Value of your policy. Partial surrenders will reduce the policy's Cash Value and can reduce your Life Insurance Benefit. We will not allow a partial surrender for an amount that would cause the policy to fall below its minimum Face Amount. Certain charges may apply. Partial surrenders can result in a taxable event. Also note that certain partial surrender requests must be made in writing and sent to NYLIAC's Variable Products Service Center ("VPSC") at one of the addresses listed on the first page of this prospectus. (See "Surrenders--Partial Surrenders".) Certain charges apply if you surrender your policy during the first Policy Year; an amount equal to any additional first-year contract charges will also be deducted from the Cash Surrender Value.

ALTERNATIVE CASH SURRENDER VALUE

     An Alternative Cash Surrender Value (ACSV) (see "Definitions" for an explanation of ACSV) may be made available to a Corporation, Irrevocable Trust, or other defined policyowner class if we agree. If your policy has an ACSV, the policy can be surrendered within the first ten years for the ACSV. The ACSV equals the Cash Surrender Value plus the unamortized ACSV benefit. Policies with an ACSV will have higher Mortality and Expense Risk charges and a lower fixed account crediting rate than policies without ACSV.

INVESTMENT DIVISION OPTIONS

     This policy offers you a choice of investment options, including 35 Investment Divisions, the Fixed Account and the DCA Plus Account. You can choose a maximum of 21 investment options for the allocation of net premium payments or for the transfer of Cash Value from among the 35 Investment Divisions, the Fixed Account, and/or the DCA Plus Account. Transfers among the Investment Divisions can be made tax-free, within the limits described in this prospectus. You can change the Investment Divisions in which you invest throughout the life of the policy.

CHANGE THE AMOUNT OF COVERAGE

     With the policy, you are able to increase or decrease the policy's Face Amount. In order to request a decrease of the policy's Face Amount, you must send a written request, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of this prospectus. (See "Policy Payment Information--Changing the Face Amount of Your Policy".) You may request an increase of the policy's Face Amount by contacting your registered representative or by submitting a written request, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of this prospectus. Increases are subject to underwriting. Contestability and Suicide provisions on any increased portion of coverage begin on the effective date of the increase. Increases in the Face Amount will also result in additional cost of insurance charges and a new seven-year testing period for modified endowment contract status. Increases may result in an increase to the Target Premium. We can limit any increase in the Face Amount of your policy. Under certain circumstances, it may be advantageous to purchase additional insurance through an existing term insurance rider rather than increasing the Face Amount of your policy. (See "Description of the Policy--Additional Benefits Through Riders and Options" for details.)

THREE LIFE INSURANCE BENEFIT OPTIONS

     The policy offers different Life Insurance Benefit options that allow you to select the insurance plan that best meets your needs. These options allow you to determine how the Life Insurance Benefit will be calculated.

       -- Option 1--a level benefit equal to your policy's Face Amount.

       -- Option 2--a benefit that varies and equals the sum of your policy's
          Face Amount and Cash Value.

       -- Option 3--a benefit that varies and equals the sum of your policy's
          Face Amount and the Adjusted Total Premium.

     Tax law provisions relating to "employer-owned life insurance contracts" may impact whether and to what extent the Life Insurance Benefit may be received on a tax-free basis. You may be required to take certain actions before acquiring the Policy in order to ensure that such Benefit may be received on a tax-free basis. See the discussion under "Federal Income Tax Considerations--Life Insurance Status of Policy--Pension Protection Act of 2006--Impact on Employer-Owned Policies" for more information.

AUTOMATED INVESTMENT FEATURES

     There are four administrative features available to help you manage the policy's Cash Value and to adjust the investment allocation to suit changing needs. These features are: Automatic Asset Reallocation, Dollar Cost Averaging, Expense Allocation, and Interest Sweep.

DOLLAR COST AVERAGING PLUS

     You may elect Dollar Cost Averaging Plus ("DCA Plus Account") which allows you to set up dollar cost averaging using the DCA Plus Account when a premium payment is made.

OPTIONAL RIDERS

     The policy offers additional insurance coverage and other benefits through several optional riders. Certain riders have costs associated with them.

A HIGHLY-RATED COMPANY

     New York Life Insurance and Annuity Corporation ("NYLIAC") is a subsidiary of New York Life Insurance Company ("NYLIC"). NYLIC has 160 years of experience in the offering of insurance products. NYLIAC is a highly-rated insurer. Ratings reflect only NYLIAC's General Account, applicable to the Standard Fixed Account and DCA Plus Account, and not applicable to the Investment Divisions, which are not guaranteed.

                                      RISKS

INVESTMENT RISK

     While a variable policy has the potential for a higher rate of return than with a fixed rate policy, investment returns on the assets in the Separate Account may decline in value, and you can lose principal. Each Investment Division has its own investment objectives and investment strategy. We do not guarantee the investment performance of the Investment Divisions, which involve varying degrees of risk. Your premium allocation choices should be consistent with your personal investment objective and your risk tolerance.

RISK OF LAPSE

     Your policy can lapse even if you pay all of the planned premiums on time. When a policy lapses, it has no value, and no benefits are paid upon the death of the insured. Your policy involves risks, including the potential risk of loss of the principal invested. Note that termination and lapse have the same meaning and effect.

     A policy that has a Cash Surrender Value just sufficient to cover monthly deductions and charges, or that is otherwise minimally funded, is more likely to be unable to maintain its Cash Surrender Value due to market fluctuation and other performance related risks. To continue to keep your policy in force when the no-lapse guarantee period ends, premium payments significantly higher than the premium necessary to maintain the no-lapse guarantee benefit may be required. In addition, by paying only the minimum required monthly premium for the no lapse guarantee, you may forego the opportunity to build up significant Cash Value in the policy. When determining the amount of your initial premium, you should consider funding your policy at a level that has the potential to maximize the investment opportunities within your policy and to minimize the risks associated with market fluctuations.

POTENTIAL FOR INCREASED CHARGES

     The actual charges deducted are current charges on your policy. However, we have the right to increase those charges at any time up to the amount shown in your policy as the guaranteed maximum charges. In addition, we may increase the amount we deduct as a federal or state tax charge to reflect changes in tax law. Actual charges will never exceed the stated guaranteed charges. (See "Table of Fees and Expenses" for more information.)

RISK OF LAPSE FROM POLICY LOANS

     The larger the loan becomes relative to the policy's Cash Surrender Value, the greater the risk that the policy's remaining Cash Surrender Value will not be sufficient to support the policy's charges and expenses, including any loan interest due, and the greater the risk of the policy lapsing. Any loan interest due on a policy anniversary that you do not pay will be charged against the policy as an additional loan.

     A loan, repaid or not, has a permanent effect on your Cash Surrender Value. The effect could be favorable, if the Investment Divisions earn less than the interest rate credited on the loan amount in the Fixed Account, or unfavorable, if the Investment Divisions earn more. The longer a loan is outstanding, the greater the effect on your Cash Value. If it is not repaid, the aggregate amount of the outstanding loan principal and any accrued interest will reduce the Policy Proceeds that might otherwise be paid.

TAX RISKS

     The section of this prospectus entitled "Federal Income Tax Considerations" describes a number of tax issues that may arise in connection with the policy. These risks include: (1) the possibility that the Internal Revenue Service ("IRS") may interpret the rules that apply to variable life insurance contracts in a manner that could result in you being treated as the owner of your policy's pro rata portion of the assets of the Separate Account; (2) the possibility that the IRS may take the position that the policy does not qualify as life insurance for tax purposes; (3) the possibility that, as a result of policy transactions, including the payment of premiums or increases or decreases in policy benefits, the policy may be treated as a modified endowment contract for federal income tax purposes, with special rules that apply to policy distributions, including loans; (4) the possibility that the policy may not qualify as life insurance under the federal tax law after the insured becomes age 100 and that the owner may be subject to adverse tax consequences at that time; (5) whether and to what extent the Life Insurance Benefit may be received on a tax-free basis in the case of employer-owned life insurance contracts; and (6) the potential that corporate ownership of a policy may affect the owner's exposure to the corporate alternative minimum tax.

PORTFOLIO RISKS

     A discussion of the risks of allocating Cash Value to each of the Investment Divisions can be found in the corresponding Fund's prospectus.

CHARGES FOR POLICY SURRENDER/DECREASES IN COVERAGE

     During the first ten years of the policy, or within ten years after you increase the Face Amount, surrender charges apply to deter policy surrender. The policy is designed to be long-term life insurance coverage. It is not suitable as a short-term investment vehicle.

POTENTIALLY HARMFUL TRANSFER ACTIVITY

     This policy is not designed as a vehicle for market timing. Accordingly, your ability to make transfers under the policy is subject to limitation if we determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners. We have limitations and restrictions on transfer activity (see "Description of the Policy--Limits on Transfers" for more information). We cannot guarantee that these limitations and restrictions will be effective in detecting and preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other policyowners. Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:

       -- Portfolio management decisions driven by the need to maintain higher than normal liquidity or the inability to sustain an investment objective

       -- increased administrative and Fund brokerage expenses

       -- dilution of the interests of long-term investors.

     An underlying Fund portfolio may reject any order from us if it suspects potentially harmful transfer activity, thereby preventing us from implementing your request for a transfer. (See "Description of the Policy--Limits on Transfers" for more information on the risks of frequent trading.)

                           TABLE OF FEES AND EXPENSES

     The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the policy. The charges shown apply to both VUL and SVUL unless otherwise indicated. The first table describes the fees and expenses that you will pay when you make a premium payment, surrender the policy, or transfer Cash Value between investment options.

                                TRANSACTION FEES


CHARGE                       WHEN CHARGE IS DEDUCTED              AMOUNT DEDUCTED
------                       -----------------------              ---------------
Sales Expense Charge         When premium payment is       Guaranteed maximum: 4.75%
  for premiums paid up       applied                       Current: 4.75%(1)
  to the Target Premium
  (as a % of premium
  payment)
Sales Expense Charge         When premium payment is       Guaranteed maximum: 1.75%
  for premiums paid          applied                       Current: 1.75%(2)
  over the Target
  Premium (as a % of
  premium payment)


Premium Taxes (as a %        When premium payment is       All taxes may vary over time.
  of premium payment):       applied                       Guaranteed maximums are
                                                           subject to tax law changes.


  State Tax
                                                           Current: 2%
  Federal Tax
    - Non-Qualified                                        Current: 1.25%
  Policy
    - Qualified Policy                                     None

Deferred Sales Charge

                             Surrender or lapse in         The lesser of 50% of total
  -   Surrender(3)           first 10 years or Face        premiums paid under the
                             Amount decreases within       policy or a percentage(4) of
                             10 years after an             the Surrender Charge
                             increase.                     Premium(5) applicable to the
                                                           Policy Year.



Surrender Charges

                             Surrender or lapse in         Guaranteed maximum: $220(6)
  -   Contract               first year
      Surrender Charge
      During First
      Policy Year

  -   Surrender Charge       Surrender or lapse in         The calculation for the
      After Face Amount      first 10 years after          additional Face Amount begins
      Increase(3)            the increase                  on the effective date of the
                                                           increase. See "Deferred Sales
                                                           Charge" above.



Partial Surrender Fee        At time of partial            Guaranteed maximum: The
                             surrender                     lesser of $25 or 2% of the
                                                           amount withdrawn. (In
                                                           addition, if the face amount
                                                           is decreased due to partial
                                                           withdrawal, a surrender
                                                           charge may apply. See
                                                           "Deferred Sales Charge"
                                                           above.)(7)
                                                           Current: $0



Transfer Charge              At time of transfer           Guaranteed maximum: $30 per
                                                           transfer after 12 transfers
                                                           in a Policy Year may be
                                                           imposed
                                                           Current: $0



Living Benefits Rider        When you exercise the         $150 (one-time)
                             benefit





1 Current sales expense charges for premiums paid up to the Target Premium are reduced to 4.25% in Policy Years 11 and beyond.
2 Current sales expense charges for premiums paid over the Target Premium are reduced to 0.75% in Policy Years 6-10, and 0.25% in Policy Years 11 and beyond.
3 Exceptions to Surrender Charge:
     We will not deduct a surrender charge if:
       - We cancel the policy;
       - We pay proceeds upon the death of the insured;
       - We pay a required Internal Revenue Service minimum distribution;
       - The policy is out of the surrender charge period; or
       - If your policy contains the ACSV Benefit and you surrender all of the NYLIAC policies you own which include an ACSV Benefit in the first ten years.
4 Refer to the table on Page 30 for percentage applied.
5 The Surrender Charge Premium varies based on individual characteristics, and the charge shown may not be representative of what you will pay. To obtain more information about particular charges as they apply to your policy, please contract your registered representative. For a Face Amount decrease, the surrender charge is equal to the difference between (1) and (2), where (1) is the surrender charge calculated on the original face amount, and (2) is the surrender charge calculated on the new decreased Face Amount.
6 The formula for calculating this charge is as follows: [monthly contract charge for Policy Year 1 -- monthly contract charge for subsequent Policy Years] X [Monthly Deduction Days between surrender date and first anniversary of the Policy Date].
7 A partial surrender fee is not charged upon a full surrender of the policy.

     The table below describes the fees and expenses that you will pay periodically during the time that you own the policy, excluding the Fund's fees and expenses.

              PERIODIC CHARGES OTHER THAN FUNDS' OPERATING EXPENSES

                                WHEN CHARGE
CHARGE                          IS DEDUCTED                        AMOUNT DEDUCTED
------                          -----------                        ---------------
Monthly Contract        Monthly to Age 100          Guaranteed Maximum $35 per month(1)
  Charge                                            Current: $35 per month(2)


Cost of Insurance       Monthly to Age 100          Guaranteed Maximum: $83.33 per month per
  Charge(3) (VUL)                                   $1000 of Net Amount at Risk(4)

                                                    Guaranteed Minimum: $0.02 per month per
                                                    $1000 of Net Amount of Risk

                                                    Guaranteed Initial Charge for a
                                                    Male, Age 40, preferred rating:
                                                    $0.12 per month per $1000 of Net Amount of
                                                    Risk for $250,000 Face Amount



Cost of Insurance       Monthly to Age              Guaranteed Maximum: $83.33 per month per
  Charge(3) (SVUL)      100 of the younger          $1000 of Net Amount at Risk(4)
                        insured
                                                    Guaranteed Minimum: $0.00002 per month per
                                                    $1000 of Net Amount of Risk

                                                    Guaranteed Initial Charge for a
                                                    Male/Female, Age 55/50, Preferred: $0.00129
                                                    per month per $1000 of Net Amount of Risk
                                                    for $1 million Face Amount



Mortality & Expense     Each Monthly Deduction Day  Guaranteed Maximum: 0.75%
  Risk Charge (as a %
  of Separate Account                               Current:
  Value)



SEPARATE ACCOUNT          YEARS   YEARS   YEARS   YEARS
CASH VALUE                 1-5     6-10   11-20    21+
----------------          -----   -----   -----   -----
(less than) $25,000        0.55    0.55    0.40    0.35
$25,000-$49,999            0.55    0.50    0.35    0.30
$50,000-$74,999            0.55    0.45    0.30    0.25
$75,000-$99,999            0.55    0.40    0.25    0.20
$100,000-$149,999          0.55    0.35    0.20    0.15
$150,000 or greater        0.55    0.30    0.15    0.15
If your policy contains
  ACSV:
(less than) $25,000        0.75    0.75    0.40    0.35
$25,000-$49,999            0.75    0.75    0.35    0.30
$50,000-$74,999            0.75    0.75    0.30    0.25
$75,000-$99,999            0.75    0.75    0.25    0.20
$100,000-$149,999          0.75    0.75    0.20    0.15
$150,000 or greater        0.75    0.75    0.15    0.15






Per Thousand Face       Monthly                           Guaranteed Maximum: $1.4945 per $1000 of
  Amount Charge [VUL]                                     Face Amount(5)

                                                          Guaranteed Minimum: $0.0229 per $1000 of
                                                          Face Amount

                                                          Guaranteed Initial Charge for a Male Age
                                                          40, preferred rating: $0.1136 per $1000
                                                          of Face Amount

                                                          (Initial Charge is based on the age,
                                                          gender, class of risk and Face Amount at
                                                          issue)

Per Thousand Face       Monthly for Each                  Guaranteed Maximum: $0.7097 per $1000 of
  Amount Charge [SVUL]  Insured                           Face Amount(6)

                                                          Guaranteed Minimum: $0.0448 per $1000 of
                                                          Face Amount

                                                          Guaranteed Initial Charge for a
                                                          Male/Female, Age 55/50, Preferred:
                                                          $0.1328 per $1000 of Face Amount

                                                          (Initial Charge is based on the age,
                                                          gender, class of risk and Face Amount at
                                                          issue)



Loan Interest           Monthly (while loan balance is    Guaranteed 6% annually
                        outstanding)                      Current 4% annually(7)



RIDERS (VUL)

  - Guaranteed Minimum  Monthly until rider expires       $0.01 per $1000 of Face Amount(9)
    Death Benefit(8)



CHARGE                      WHEN CHARGE IS DEDUCTED       AMOUNT DEDUCTED
------                      -----------------------       ---------------
  - Life Extension         Monthly beginning at age  Maximum: [     %] of the
    Benefit(3)             90                        cost of insurance

                                                     Minimum: [     %] of the
                                                     cost of insurance

                                                     Representative Insured:
                                                     (Male, Age 40,
                                                     Preferred) [     %] of
                                                     the cost of insurance



  - Spouse's Paid-Up       N/A                       No Charge
    Insurance
    Purchase Option



  - Guaranteed             Monthly until rider       Maximum $0.46 per month
    Insurability Rider     expires                   per $1000 of GIR Face
    (GIR)                                            Amount

                                                     Minimum $0.04 per month
                                                     per $1,000 of GIR Face
                                                     Amount

                                                     Representative Insured
                                                     (Male, Age 40,
                                                     Preferred) $0.23 per
                                                     month per $1000 of GIR
                                                     Face Amount for the
                                                     first policy year.



  - Monthly Deduction      Monthly until rider       Maximum: 77% of monthly
    Waiver                 expires                   charges

                                                     Minimum: 8% of monthly
                                                     charges

                                                     Representative insured:
                                                     (Male, Age 40,
                                                     Preferred) 11% of
                                                     monthly charges for the
                                                     first policy year.



  - Living Benefits        When you exercise the     $150 (one time)
    Rider                  benefit



  - Overloan Protection    When you exercise the     Varies by class of
                           benefit                   insured



  - Accidental Death       Monthly until rider       Maximum: $0.15 per $1000
    Benefit                expires                   of Face Amount

                                                     Minimum: $0.05 per $1000
                                                     of Face Amount

                                                     Representative Insured:
                                                     (Male, Age 45,
                                                     Preferred) $0.06 per
                                                     $1000 of Face Amount



  - Children's             Monthly until rider       $0.45 per $1000 of Face
    Insurance              expires                   Amount



  - Term Insurance on      Monthly until rider       Guaranteed maximum:
    Other Covered          expires                   $83.33 per $1000 of Face
    Insured                                          Amount

                                                     Guaranteed minimum:
                                                     $0.02 per $1000 of Face
                                                     Amount

                                                     Representative Insured:
                                                     (Male, Age 45,
                                                     Preferred) $0.12 per
                                                     $1000 of Face Amount



  - Insurance Exchange     Monthly until rider       A one time payment may
                           expires                   be required upon
                                                     exercise, depending upon
                                                     the Cash Surrender Value
                                                     of the existing and new
                                                     policies at the time of
                                                     exchange.



RIDERS (SVUL)

  - Guaranteed Minimum     Monthly until rider       $0.01 per $1000 of Face
    Death Benefit(8)       expires                   Amount coverages of
                                                     policy and riders(9)



CHARGE                      WHEN CHARGE IS DEDUCTED       AMOUNT DEDUCTED
------                      -----------------------       ---------------
  - Life Extension         Monthly beginning at age  [     ]% of the cost of
    Benefit(3)             90 on the younger         insurance
                           insured


  - Level First-to-Die     Monthly until rider       Guaranteed maximum:
    Term(3)                expires                   $83.33 per month per
                                                     $1000 of term insurance
                                                     Face Amount

                                                     Guaranteed minimum:
                                                     $0.08 per month per
                                                     $1000 of term insurance
                                                     Face Amount

                                                     Representative Insured:
                                                     (Male/Female, Age 55/50,
                                                     Preferred) $0.69 per
                                                     month per $1000 of term
                                                     insurance Face Amount



  - Living Benefits        When you exercise the     $150 (one time)
    Rider                  benefit



  - Estate Protection      Monthly until rider       Guaranteed maximum:
                           expires                   $0.67904

                                                     Guaranteed minimum:
                                                     $0.00489

                                                     Representative Insured:
                                                     (Male/Female, Age 55/50,
                                                     Preferred) $0.00461



  - Overloan Protection    When you exercise the     Varies by Issue Age,
                           benefit                   Class Insured, and Face
                                                     Amount





-------

(1) Guaranteed monthly contract charges are reduced to $15 in Policy Years 2 and beyond.
(2) Current monthly contract charges are reduced to $15 in Policy Years 2-10 and $10 in Policy Years 11 and beyond.
(3) This cost varies based on characteristics of the Insured(s) and the charge shown may not be representative of the charge you will pay. To obtain more information about particular cost of insurance and other charges as they apply to your policy, please contact your Registered Representative.
(4) "Net Amount at Risk" is equal to the Life Insurance Benefit minus the policy's Cash Value. See "Policy Payment Information -- Life Insurance Benefit Options" for more information. The cost of insurance shown here does not reflect any applicable flat extra charge, which may be imposed based on our underwriting.
(5) Charges are for Policy Years 1 through 10 for insureds rated select preferred and preferred. These current per thousand Face Amount charges are reduced to 0.50% in Policy Years 11-20 and to 0.00% in Policy Years 21 and beyond. Per thousand Face Amount charges for insureds rated non-smoker, select standard or standard are 1.25% in Policy Years 1-10, 0.50% in Policy Years 11-20 and 0.00% in Policy Years 21 and beyond.
(6) Charges are for Policy Years 1 through 10. Current per thousand Face Amount charges are reduced to 0.70% in Policy Years 11-30 and to 0.00% in Policy Years 31 and beyond.
(7) The current loan interest rate is reduced to 3.00% annually in Policy Years 11 and beyond.
(8) This rider is not available under Death Benefit Option 3.
(9) There is a required premium commitment in addition to the charge.

     The next table shows the minimum and maximum total operating expenses deducted from Fund assets (before any fee waiver or expense reimbursement) during the year ended December 31, 200[7]. Fund expenses may be higher or lower in the future. More information concerning each underlying Fund's fees and expenses is contained in the prospectus for each Fund.

     FUNDS' ANNUAL OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND
                                   ASSETS)(1)

                                                       MINIMUM            MAXIMUM
                                                       -------            -------
Total Annual Fund Companies' Operating
  Expenses(2)..................................         0.10%              3.72%



 (1) Expressed as a percentage of average net assets for the fiscal year ended December 31, 200[7]. This information is provided by the Funds and their agents. The information is based on 200[7] expenses, and it may reflect estimated charges. We have not verified the accuracy of this information.
 (2) Expenses that are deducted from Fund Company assets, including management fees, distribution fees, service fees 12b-1 fees, and other expenses.

                             FUND ANNUAL EXPENSES(A)


                                                                                                                    NET TOTAL FUND
                                                                      ESTIMATED       TOTAL FUND                        ANNUAL
                                                                     UNDERLYING    ANNUAL EXPENSES  EXPENSE WAIVER  EXPENSES AFTER
                        ADVISORY  ADMINISTRATION  12B-1    OTHER   PORTFOLIO FEES  (BEFORE EXPENSE      AND/OR          EXPENSE
FUND                       FEE          FEE        FEES  EXPENSES   AND EXPENSES   REIMBURSEMENTS)  REIMBURSEMENTS  REIMBURSEMENTS
----                    --------  --------------  -----  --------  --------------  ---------------  --------------  --------------
MainStay VP ICAP
  Select Equity --
  Initial Class
  (formerly MainStay
  VP Basic Value).....    0.60%(b)     0.20%       0.00%   0.13%(c)     0.00%(g)         0.93%(d)         0.05%           0.88%
Alger American
  Leveraged AllCap
  Portfolio -- Class O
  Shares..............    0.81%(e)     0.00%       0.00%   0.17%        0.00%            0.98%           0.035%(f)       0.945%
                          ----         ----        ----    ----         ----             ----            -----           -----




 (a) The Fund or its agents provided the fees and charges, which are based on 200[7] expenses. We have not verified the accuracy of the information provided by the Fund or its agents.
 (b) The Advisory Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets. Effective January 1, 2007, NYLIM has contractually agreed to waive its advisory fee to 0.55% on assets up to $250 million and 0.50% on assets in excess of $250 million. Without this contractual waiver, the actual advisory fee would be 0.60% on assets up to $250 million and 0.55% on assets in excess of $250 million. The contractual waiver may be modified or terminated only with the approval of the Board of Directors.
 (c) Other Expenses also includes the Portfolio's share of the fees and expenses of any other portfolio in which the Portfolio invests. These fees and expenses are less than 0.01% of the average net assets of the Portfolio.
 (d) The Total Annual Portfolio Operating Expenses may differ from the amounts shown in the Financial Highlights section of Fund Prospectus which reflect only the operating expenses of the Portfolio and do not include the Portfolio's share of the fees and expenses of any other portfolio in which the Portfolio may invest.
 (e) Previously, the portfolio's Advisory Fees included an additional 0.04% in Administrative Fees that are now included in Other Expenses.
 (f) Effective December 1, 2006 through November 30, 2011, the Manager has contractually agreed to waive 0.035% if its Advisory Fees.
 (g)  Less than 0.01% of the average net assets of the Portfolio.

                              FUND ANNUAL EXPENSES

-------------------------------------------------------------------------------------------------------------
                                                                                                      TOTAL
                                                                                                      FUND
                                                 ADVISORY    ADMINISTRATION   12b-1     OTHER        ANNUAL
                     FUND                          FEES           FEES         FEES   EXPENSES     EXPENSE(a)
-------------------------------------------------------------------------------------------------------------
MainStay VP Bond--Initial Class                    0.25%          0.20%       0.00%     0.07%(b)      0.52%(c)

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

MainStay VP Capital Appreciation--Initial
Class                                              0.36%          0.20%       0.00%     0.06%(b)      0.62%(c)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

MainStay VP Cash Management                        0.25%(d)       0.20%       0.00%     0.07%         0.52%
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

MainStay VP Common Stock--Initial Class            0.25%          0.20%       0.00%     0.07%(b)      0.52%(c)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

MainStay VP Convertible--Initial Class             0.36%          0.20%       0.00%     0.08%(b)      0.64%(c)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

MainStay VP Floating Rate--Initial Class           0.60%(e)       0.00%       0.00%     0.10%         0.70%
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

MainStay VP Government--Initial Class              0.30%          0.20%       0.00%     0.07%(b)      0.57%(c)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

MainStay VP High Yield Corporate Bond--Initial
Class                                              0.30%          0.20%       0.00%     0.06%(b)      0.56%(c)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

MainStay VP Income & Growth--Initial Class         0.50%(f)       0.20%       0.00%     0.12%(b)      0.82%(c)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

MainStay VP Large Cap Growth--Initial Class        0.50%(g)       0.20%       0.00%     0.10%(b)      0.80%(c)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

MainStay VP S&P 500 Index--Initial Class           0.09%(h)       0.20%       0.00%     0.06%(b)      0.35%(c)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

MainStay VP Total Return--Initial Class            0.32%          0.20%       0.00%     0.07%(b)      0.59%(c)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

MainStay VP Value--Initial Class                   0.36%          0.20%       0.00%     0.07%(b)      0.63%(c)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Alger American Small Capitalization--Class O
Shares                                             0.81%(i)       0.00%       0.00%     0.12%         0.93%
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

American Century VP Inflation
Protection--Class II                               0.49%(j)       0.00%       0.25%     0.01%         0.75%
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

American Century VP International--Class II        1.13%(j)       0.00%       0.25%     0.00%(k)      1.38%
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

American Century VP Value--Class II                0.83%(j)       0.00%       0.25%     0.00%(k)      1.08%
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Dreyfus IP Technology Growth--Initial Shares       0.75%(z)       0.00%       0.00%     0.11%(aa)     0.86%
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Dreyfus VIF Developing Leaders--Initial Shares     0.75%(z)       0.00%       0.00%     0.09%(bb)     0.84%
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Fidelity(R) VIP Contrafund(R)--Initial Class       0.57%(l)       0.00%       0.00%     0.09%         0.66%(m)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Fidelity(R) VIP Equity Income--Initial Class       0.47%(l)       0.00%       0.00%     0.10%         0.57%(m)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Fidelity(R) VIP Growth--Initial Class              0.57%(l)       0.00%       0.00%     0.11%         0.68%(m)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Fidelity(R) VIP Index 500--Initial Class           0.10%(l)       0.00%       0.00%     0.00%         0.10%(n)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Fidelity(R) VIP Investment Grade Bond--Initial
Class                                              0.32%(l)       0.00%       0.00%     0.12%         0.44%
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Fidelity(R) VIP Mid Cap--Initial Class             0.57%(l)       0.00%       0.00%     0.11%         0.68%(m)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Fidelity(R) VIP Overseas--Initial Class            0.72%(l)       0.00%       0.00%     0.16%         0.88%(m)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Janus Aspen Series Balanced--Institutional
Shares                                             0.55%(o)       0.00%       0.00%     0.03%         0.58%(p)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Janus Aspen Series Mid Cap
Growth--Institutional Shares                       0.64%(o)       0.00%       0.00%     0.06%         0.70%(p)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Janus Aspen Series Worldwide
Growth--Institutional Shares(q)                    0.60%(o)       0.00%       0.00%     0.04%         0.64%(p)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

MFS(R) Investors Trust Series--Initial Class       0.75%(l)       0.00%       0.00%     0.11%         0.86%(r)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

MFS(R) New Discovery Series--Initial Class         0.90%(l)       0.00%       0.00%     0.13%         1.03%(r)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

MFS(R) Research Series--Initial Class              0.75%(l)       0.00%       0.00%     0.14%         0.89%(r)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

MFS(R) Utilities Series--Initial Class             0.75%(l)       0.00%       0.00%     0.11%         0.86%(r)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Neuberger Berman AMT Mid-Cap Growth--Class I       0.83%(s)       0.00%       0.00%     0.15%         0.98%(t)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

PIMCO Global Bond Administrative Class Shares      0.25%          0.00%       0.15%     0.50%(u)      0.90%
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

PIMCO Low Duration Administrative Class Shares     0.25%          0.00%       0.15%     0.25%(u)      0.65%
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

PIMCO Real Return Administrative Class Shares      0.25%          0.00%       0.15%     0.25%(u)      0.65%
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                                                      TOTAL
                                                                                                      FUND
                                                 ADVISORY    ADMINISTRATION   12b-1     OTHER        ANNUAL
                     FUND                          FEES           FEES         FEES   EXPENSES     EXPENSE(a)
-------------------------------------------------------------------------------------------------------------

PIMCO Total Return Administrative Class Shares     0.25%          0.00%       0.15%     0.25%(u)      0.65%

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

T. Rowe Price Equity Income Portfolio              0.85%(v)       0.00%       0.00%     0.00%         0.85%
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

T. Rowe Price Limited-Term Bond                    0.70%(v)       0.00%       0.00%     0.00%         0.70%
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Van Eck Worldwide Absolute Return Fund             2.50%          0.00%       0.00%     1.22%         3.72%(w)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Van Eck Worldwide Hard Assets Fund                 1.00%          0.00%       0.00%     0.13%         1.13%
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Van Kampen UIF Emerging Markets Debt--Class
I(x)                                               0.75%(l)       0.00%       0.00%     0.35%         1.10%
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Van Kampen UIF Emerging Markets Equity--Class
I(x)                                               1.23%(l)       0.00%       0.00%     0.40%         1.63%(y)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Van Kampen UIF U.S. Real Estate--Class I(x)        0.73%(l)       0.00%       0.00%     0.28%         1.01%
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------



(a) The Fund or its agents provided the fees and charges, which are based on 2006 expenses. We have not verified the accuracy of the information provided by the Fund or its agents.

(b) "Other Expenses" also includes the Portfolio's share of the fees and expenses of any other portfolio in which the Portfolio invests. These fees and expenses are less than 0.01% of the average net assets of the Portfolio.

(c) The Total Annual Portfolio Operating Expenses may differ from the amounts shown in the Financial Highlights section of the Fund Prospectus which reflect only the operating expenses of the Portfolio and do not include the Portfolio's share of the fees and expenses of any other portfolio in which the Portfolio may invest.

(d) The Advisory Fee for the Portfolio is an annual percentage of the Fund's average daily net assets as follows: 0.25% up to $500 million and 0.20% on assets in excess of $500 million.

(e) The fees designated as "Advisory Fees" reflect "Management Fees." The Management Fee reflects an aggregate fee for advisory and administrative services.

(f) The Advisory Fee for the Portfolio is an annual percentage of the Fund's average daily net assets as follows: 0.50% on assets up to $100 million, 0.45% from $100 million to $200 million and 0.40% on assets in excess of $200 million.

(g) The Advisory Fee for the Portfolio is an annual percentage of the Fund's average daily net assets as follows: 0.50% on assets up to $200 million and 0.40% on assets in excess of $200 million.

(h) The Advisory Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets. Effective January 1, 2007, NYLIM has voluntarily agreed to waive a portion of its advisory fee so that the advisory fee is 0.05% on assets up to $1 billion and 0.025% on assets in excess of $1 billion. Without this waiver, the actual advisory fee would be 0.10% up to $1 billion and 0.075% on assets in excess of $1 billion.

(i) Previously, the portfolio's Advisory Fees included an additional 0.04% in Administrative Fees that are now included in Other Expenses.

(j) The fees designated as "Advisory Fees" reflect "Management Fees." This fund has a stepped fee schedule. As a result, the Fund's management fee generally decreases as fund assets increase.

(k) Other expenses, which include the fees and expenses of the fund's independent directors and their legal counsel, interest, and fees and expenses incurred indirectly by the fund as a result of investment in shares of one or more mutual funds, hedge funds, private equity funds or other pooled investment vehicles, were less than 0.005% for the most recent fiscal year.

(l)  The fees designated as "Advisory Fees" reflect "Management Fees."

(m) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.65% for Fidelity(R) VIP Contrafund(R), 0.56% for Fidelity(R) VIP Equity-Income, 0.67% for Fidelity(R) VIP Growth, 0.66% for Fidelity(R) VIP Mid Cap and 0.81% for Fidelity(R) VIP Overseas. These offsets may be discontinued at any time.

(n) Management fees for the fund have been reduced to 0.10%, and class expenses are limited to 0.10% (these limits do not apply to interest, taxes, brokerage commissions, security lending fees, or extraordinary expenses). This expense limit may not be increased without approval of the fund's shareholders and board of trustees. Thus, the expense limit is required by contract and is not voluntary on the fund manager's part.

(o) The "Management Fee" is the investment advisory fee paid by each Portfolio to Janus Capital.

(p) Annual Fund Operating Expenses are stated both with and without contractual expense waivers by Janus Capital. Janus Capital has contractually agreed to waive certain Portfolios' total operating expenses (excluding brokerage commissions, interest, taxes, and extraordinary expenses) to certain limits until at least May 1, 2008. The expense waivers shown reflect the application of such limits. The expense limits are detailed in the Fund Statement of Additional Information. All expenses are shown without the effect of expense offset arrangements. Pursuant to such arrangements, credits realized as a result of uninvested cash balances are used to reduce custodian and transfer agent expenses.

(q) Worldwide Growth Portfolio pays an investment advisory fee rate that may adjust up or down based upon the Portfolio's performance relative to its benchmark index during a measuring period. This fee rate, prior to any performance adjustment, is shown in the table above. Any such adjustment to this fee rate commenced February 2007 and may increase or decrease the management fee rate shown in the table by a variable up to 0.15%, assuming constant assets. The Management Fee rate could be even higher or lower than this range, however, depending on asset fluctuations during the measuring period. Refer to the "Management Expenses" section in the Fund Prospectus for additional information with further description in the Fund Statement of Additional Information.

(r) The fund has entered into an expense offset arrangement that reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, "Net Expenses" would be lower.

(s) The fees designated as "Advisory Fees" reflect "Investment Management and Administration Fees."

(t) Class I: Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2010 to waive fees and/or reimburse certain operating expenses, excluding taxes, interest, extraordinary expenses, brokerage commissions, and transaction costs, that exceed, in the aggregate, 1% of average daily net asset value of the Mid-Cap Growth Portfolio. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

(u) "Other Expenses" reflect an administrative fee of 0.50% for Global Bond Portfolio and 0.25% for Low Duration, Real Return and Total Return Portfolios.

(v) The fees designated as "Advisory Fees" reflect "Management Fees" and "Other Expenses."

(w) Net effect of expenses reimbursement by Adviser to average net assets for the period ended 12/31/06 was 1.24%.

(x) Morgan Stanley Investment Management Inc. does business in certain instances using the name Van Kampen.

(y) UIF Emerging Market Equity expense cap decreased from 1.65% to 1.60% for Class I on June 1, 2006.

(z) The Advisory Fees reflect the amount paid to The Dreyfus Corporation for providing management services.

(aa) Other expenses include expenses of 0.01% for acquired fund fees and expenses.

(bb) Other expenses include expenses of 0.02% for acquired fund fees and expenses.

                                   DEFINITIONS

ADJUSTED TOTAL PREMIUM: The total premiums paid minus any partial surrenders. This amount will never be less than zero. This is used in the calculation of Life Insurance Benefit 3.

ALTERNATIVE CASH SURRENDER VALUE ("ACSV"): For eligible policies, an amount equal to the Cash Surrender Value plus the sum of all sales expense charges and monthly per thousand Face Amount charges amortized over the first ten Policy Years. No surrender charges are assessed in calculating the ACSV.

BUSINESS DAY: Any day on which the New York Stock Exchange is open for regular trading. Our Business Day ends at 4:00 p.m. Eastern Time or the closing of regular trading on the New York Stock Exchange, if earlier.

CASH SURRENDER VALUE: The Cash Value less, any surrender charges that may apply, and less any unpaid loans and accrued interest. This is the amount we will pay you if you surrender your policy. See "Surrenders" for more information.

CASH VALUE: The total value of your policy's accumulation units in the Separate Account Value, plus any amount in the Fixed Account and DCA Plus Account.

CASH VALUE ACCUMULATION TEST ("CVAT"): An IRS test to determine whether a policy can be considered life insurance. See "Policy Payment Information--Life Insurance Benefit Options" for more information.

DOLLAR COST AVERAGING PLUS ("DCA PLUS") ACCOUNT: The 12-month Dollar Cost Averaging account used specifically for the DCA Plus feature.

ELIGIBLE PORTFOLIOS ("PORTFOLIOS"): The mutual fund portfolios of the Funds that are available for investment through the Investment Divisions of the Separate Account.

FACE AMOUNT: The dollar amount of life insurance under the base policy as selected by the owner at the time of issue. It equals the initial face amount shown on the Policy Data Page, plus or minus any changes made to the initial face amount.

FIXED ACCOUNT: The Fixed Account is supported by assets in NYLIAC's General Account. The amount in the Fixed Account earns interest on a daily basis. Interest is credited on each Monthly Deduction Day.

FUND:  An open-end management investment company.

GENERAL ACCOUNT: An account representing all of NYLIAC's assets, liabilities, capital and surplus, income, gains, or losses that are not included in the Separate Account or any other separate account. We allocate any net premium payments you make during the free look period to this account.

GUIDELINE PREMIUM TEST ("GPT"): An IRS test to determine whether a policy can be considered life insurance. See "Policy Payment Information--Life Insurance Benefit Options" for more information.

INVESTMENT DIVISION: A division of the Separate Account. Each Investment Division invests exclusively in shares of a specified Eligible Portfolio.

IRC:  Internal Revenue Code of 1986, as amended.

ISSUE DATE:  The date we issue the policy as specified on the Policy Data Page.

IVR:  Interactive Voice Response system.

LIFE INSURANCE BENEFIT: The benefit calculated under the life insurance benefit option you have chosen.

MONTHLY DEDUCTION DAY: The date that we deduct your monthly contract charge, per thousand Face Amount charge, cost of insurance charge, and any rider charges from your policy's Cash Value, and the date that we deduct the Mortality and Expense Risk charges from the Cash Value allocated to the Separate Account. The first Monthly Deduction Day will be the first monthly anniversary of the Policy

Date on or following the Issue Date. However, if we have not received your initial premium payment as of the Issue Date, the first Monthly Deduction Day will be the monthly anniversary of the Policy Date on or following the date we receive the initial premium payment.

MORTALITY AND EXPENSE RISK: The risk that the group of lives we have insured under our policies will not live as long as we expect (mortality risk); and the risk that the cost of issuing and administering the policies will be greater than we have estimated (expense risk).

NET AMOUNT AT RISK: The difference between the Life Insurance Benefit and the policy's Cash Value. See "Policy Payment Information--Life Insurance Benefit Options" for more information.

NON-QUALIFIED POLICY: A policy issued to a person, or an entity other than an employee benefit plan, that qualifies for special federal income tax treatment.

POLICY DATA PAGE: Page 2 of your policy. The Policy Data Page contains your policy's specifications.

POLICY DATE: The date we use as the starting point for determining Policy Years and Monthly Deduction Days. Your Policy Date will be the same as your Issue Date, unless you request otherwise. Generally, you may not choose a Policy Date that is more than six months before your policy's Issue Date. You can find your Policy Date on the Policy Data Page.

POLICY PROCEEDS: The benefit we will pay to your beneficiary when we receive proof that the insured (under VUL) or last surviving insured (under SVUL) died while the policy is in effect. It is equal to the Life Insurance Benefit, plus any additional death benefits under any riders you have chosen, minus any outstanding loans (including any accrued loan interest).

POLICY YEAR: The twelve-month period starting on the Policy Date, and each twelve-month period thereafter.

QUALIFIED POLICY: A policy owned by an employee benefit plan that qualifies for special federal income tax treatment.

SEPARATE ACCOUNT: NYLIAC Variable Universal Life Separate Account-I, a segregated asset account NYLIAC established to receive and invest net premiums that are allocated to the Investment Divisions.

SEPARATE ACCOUNT VALUE: An amount equal to the Cash Value allocated to the Separate Account.

SURRENDER CHARGE PREMIUM: The amount we use to calculate surrender charges, as set forth on the Policy Data Page.

TARGET PREMIUM: An amount used to determine the premium expense charges to be deducted from your premium payment in a given Policy Year. The amount of the Target Premium is derived from the policy's Face Amount and the insured's Age, gender, and risk class. The Target Premium may change if the policy's Face Amount is increased or decreased.

VPSC:  Variable Products Service Center.

VSC: Virtual Service Center. The VSC provides up-to-date policy information through the Internet. See "Management and Organization--How to Reach Us for Policy Services" for more information.

                           MANAGEMENT AND ORGANIZATION

                                     INSURER

           New York Life Insurance and Annuity Corporation ("NYLIAC")
         (a wholly-owned subsidiary of New York Life Insurance Company)
                                51 Madison Avenue
                               New York, NY 10010

                                   YOUR POLICY

     The policy is offered by NYLIAC. Policy assets allocated to the Investment Divisions are invested in NYLIAC Variable Universal Life Separate Account-I (the "Separate Account"), which has been in existence since June 4, 1993. The policy offers life insurance protection, a choice of Life Insurance Benefit options, flexible premium payments, changes to the Face Amount of the policy, loans, partial surrenders and Face Amount decreases (which may be subject to a surrender charge), and the ability to invest in up to 21 Allocation Alternatives, including the Investment Divisions, the Fixed Account and/or the DCA Plus Account.

     The policies are variable. This means that the Cash Value will fluctuate based on the investment experience of the Investment Divisions you select. The interest credited on the money allocated to the Fixed Account and the DCA Plus Account may also vary. NYLIAC does not guarantee the investment performance of the Separate Account or of the Eligible Portfolios. You bear the entire investment risk with respect to amounts allocated to the Investment Divisions of the Separate Account. We offer no assurance that the investment objectives of the Investment Divisions will be achieved. Accordingly, amounts allocated to the Investment Divisions of the Separate Account are subject to the risks inherent in the securities markets and, specifically, to price fluctuations in the Eligible Portfolios' investments.

STATE VARIATIONS

     Certain provisions of the policies may differ from the general description in this prospectus, and certain riders and options may not be available because of legal requirements or restrictions in your state. See your policy for specific variations because any such state variations will be included in your policy, or in riders or endorsements attached to your policy. See your registered representative or contact us for specific information that may be applicable to your state. (See "State Variations" for details.)

                           ABOUT THE SEPARATE ACCOUNT

     NYLIAC Variable Universal Life Separate Account-I (the "Separate Account") is a segregated asset account that NYLIAC has established to receive and invest your net premiums. NYLIAC established the Separate Account on June 4, 1993 under the laws of the State of Delaware, in accordance with resolutions set forth by the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. This registration does not mean that the SEC supervises the management, investment practices, or policies of the Separate Account.

     Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from the other assets of NYLIAC, and under applicable insurance law cannot be charged for liabilities incurred in any other business operations of NYLIAC (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). These assets are not subject to the claims of our general creditors. The income, capital gains, and capital losses incurred on the assets of the Separate Account are credited to or are charged against the assets of the Separate Account without regard to income, capital gains, and capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of NYLIAC's Fixed Account or DCA Plus Account, or any other separate account of NYLIAC.

     The Separate Account currently consists of 35 Investment Divisions available under the policy. After the end of the Free Look period, premium payments allocated to the Investment Divisions are invested exclusively in the corresponding Eligible Portfolios of the Funds.

                                   OUR RIGHTS

     We may take certain actions relating to our operations and the operations of the Separate Account. We will take these actions in accordance with applicable laws, including obtaining any required approval of the SEC and any other required regulatory approvals. If necessary, we will seek approval of our policyowners.

     Specifically we reserve the right to:

       -- add or remove any Investment Division;

       -- create new separate accounts;

       -- combine the Separate Account with one or more other separate accounts;

       -- operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;

       -- deregister the Separate Account under the 1940 Act;

       -- manage the Separate Account under the direction of a committee or discharge such committee at any time;

       -- transfer the assets of the Separate Account to one or more other separate accounts;

       -- restrict or eliminate any of the voting rights of policyowners or other persons who have voting rights as to the Separate Account; and

       -- change the name of the Separate Account.

                   THE FIXED ACCOUNT AND THE DCA PLUS ACCOUNT

     The Fixed Account and DCA Plus Account are supported by the assets in our General Account, which includes all of our assets except those assets specifically allocated to separate accounts. These assets are subject to the claims of our general creditors. We can invest the assets of the Fixed Account and DCA Plus Account however we choose, within limits. Your interest in the Fixed Account and DCA Plus Account is not registered under the Securities Act of 1933, as amended (the "1933 Act"), and the Fixed Account and DCA Plus Account are not registered as investment companies under the Investment Company Act of 1940, as amended (the "1940 Act"). Therefore, generally you do not have the benefits and protections of these statutes for amounts allocated to the Fixed Account or the DCA Plus Account.

                       HOW TO REACH US FOR POLICY SERVICES

     You can reach us in several ways. Please send service requests to us at one of the addresses listed on the first page of this prospectus.

     In addition, as described below, you can contact us through the Internet at our Virtual Service Center ("VSC") and through an automated telephone service called the Interactive Voice Response System ("IVR").

     All NYLIAC requirements must be met in order for us to process your service requests. Please review all service request forms carefully and provide all required information as applicable to the transaction. If all requirements are not met, we will not be able to process your service request. We will make every reasonable attempt to notify you in writing of this situation. It is important that you inform NYLIAC of an address change so that you can receive important statements.

     Faxed requests are not acceptable and will not be honored at any time. In addition, we will not accept e-mails of imaged, signed service requests.

       -- VIRTUAL SERVICE CENTER AND INTERACTIVE VOICE RESPONSE SYSTEM

     Through the VSC and the IVR, you can get up-to-date information about your policy and request transfers, allocation changes and loans. Policies that are jointly owned may not request transactions through the VSC or IVR. The VSC and IVR are also not available to corporate policyowners or trusts that own policies. We may remove VSC and IVR privileges for certain policyowners (See "Description of the Policy--Limits on Transfers").

     To enable you to access the VSC and IVR, you will automatically receive a Personal Identification Number ("PIN"). With your Social Security number, the PIN will give you access to both the VSC on our corporate website, WWW.NEWYORKLIFE.COM, and the IVR using the toll-free number, 1-800-598-2019. You should protect your PIN and your Social Security Number because our self-service options will be available to anyone who provides your Social Security Number and your PIN; We will not be able to verify that the person providing electronic service instructions via the VSC or IVR is you or is authorized by you.

     We will use reasonable procedures to make sure that the instructions We receive through the VSC and IVR are genuine. We are not responsible for any loss, cost, or expense for any actions We take based on instructions received through the IVR or the VSC that We believe are genuine. We will confirm all transactions in writing.

     Service requests are binding on all owners if a policy is jointly owned. Transfers, allocation changes, and loan requests received after 4:00 p.m. (Eastern Time) on a Business Day, or on a non-Business Day, will be priced as of the next Business Day.

     We make the VSC and IVR available at our discretion. In addition, availability of the VSC or IVR may be interrupted temporarily at certain times. We do not assume responsibility for any loss if service should become unavailable.

       -- VSC

     The VSC is available Monday through Friday, from 7 a.m. until 4 a.m. and Saturdays from 7 a.m. to 10 p.m. (Eastern Time).

     The VSC enables you to:

       - e-mail your registered representative or VPSC;

       - view statements;

       - obtain current policy values;

       - transfer assets between investment options;

       - change the allocation of future premium payments;

       - change your address;

       - obtain service forms; and

       - reset your PIN.

       -- IVR

     The IVR is available 24 hours a day, seven days a week. We record all calls.

     The IVR enables you to:

       - obtain current policy values;

       - transfer assets between investment options;

       - change the allocation of future premium payments;

       - request a loan on your policy; and

       - speak with one or our Customer Service Representatives on any Business Day, Monday through Friday from 8:00 a.m. to 6:00 p.m. (Eastern Time).

     By sending a Telephone Request Form to VPSC at one of the addresses listed on the first page of this prospectus you can authorize a third party to access your policy information and to make fund transfers, allocation changes, and other permitted transactions through a Customer Service Representative. The Customer Service Representative will require certain identifying information (e.g., Social Security Number, address of record, date of birth) before taking any requests or providing any information to ensure that the individual giving instructions is authorized.

     NYLIAC does not permit current and former Registered Representatives to have authorization to request transactions on behalf of their clients. Authorization to these Registered Representatives will be limited to accessing policy information only.

                          FUNDS AND ELIGIBLE PORTFOLIOS

     The Portfolios of each Fund eligible for investment, along with their advisers and investment objectives, are listed in the following table. For more information about each of these Portfolios, please read the prospectus found in the book of underlying fund prospectuses.

     The Fund's prospectus should be read carefully before any decision is made concerning the allocation of premium payments to an Investment Division corresponding to a particular Eligible Portfolio.

     We receive payments or compensation from the Funds or their investment advisers, or from other service providers of the Funds (who may be affiliates of NYLIAC) in connection with administration, distribution and other services that We provide with respect to the Eligible Portfolios and their availability through the policies. These payments may be derived, in whole or in part, from the advisory fee charged by the Fund and deducted from Fund assets. NYLIAC may use these payments for any corporate purpose, including payment of expenses that NYLIAC and/or its affiliates incur in administering the Policies, and in its role as an intermediary of the Funds. Policyowners, through their indirect investment in the Funds, bear the costs of these advisory fees.

     The amounts We receive may be substantial, may vary by Eligible Portfolio, and may depend on how much policy value is invested in the particular Eligible Portfolio or Fund. NYLIAC and its affiliates may profit from these payments. Currently, We receive payments or revenue under various arrangements in amounts
ranging from [     ]% to [     ]% annually of the aggregate net asset value of
the shares of some of the Eligible Portfolios held by the Investment Divisions. The compensation that your Registered Representative receives remains the same regardless of which Investment Divisions you choose or the particular arrangements applicable to those Investment Divisions.

--------------------------------------------------------------------------------------------------------
 FUNDS AND ELIGIBLE PORTFOLIOS          INVESTMENT ADVISER                 INVESTMENT OBJECTIVES
--------------------------------------------------------------------------------------------------------
MainStay VP Series Fund, Inc.:      New York Life Investment
                                    Management LLC ("NYLIM")
                                ------------------------------------------------------------------------
  MainStay VP Bond--Initial                    NYLIM              Seeks highest income over the long
  Class                                                           term consistent with preservation of
                                                                  principal.
                                ------------------------------------------------------------------------
  MainStay VP Capital             Subadviser: MacKay Shields LLC  Seeks long-term growth of capital.
  Appreciation--Initial Class               ("MacKay")            Dividend income, if any, is an
                                                                  incidental consideration.
                                ------------------------------------------------------------------------
  MainStay VP Cash Management           Subadviser: MacKay        Seeks as high a level of current
                                                                  income as is considered consistent
                                                                  with the preservation of capital and
                                                                  liquidity.
                                ------------------------------------------------------------------------
  MainStay VP Common Stock--                   NYLIM              Seeks long-term growth of capital,
  Initial Class                                                   with income as a secondary
                                                                  consideration.
                                ------------------------------------------------------------------------
  MainStay VP Convertible--             Subadviser: MacKay        Seeks capital appreciation together
  Initial Class                                                   with current income.
                                ------------------------------------------------------------------------
  MainStay VP Floating                         NYLIM              Seeks to provide high current income.
  Rate--Initial Class
                                ------------------------------------------------------------------------
  MainStay VP                           Subadviser: MacKay        Seeks a high level of current income,
  Government--Initial Class                                       consistent with safety of principal.
                                ------------------------------------------------------------------------
  MainStay VP High Yield                Subadviser: MacKay        Seeks maximum current income through
  Corporate Bond--Initial Class                                   investment in a diversified Portfolio
                                                                  of high yield, high risk debt
                                                                  securities. Capital appreciation is a
                                                                  secondary objective.
--------------------------------------------------------------------------------------------------------
  MainStay VP ICAP Select           Subadviser: Institutional     Capital appreciation.
  Equity--Initial Class                Capital LLC ("ICAP")
  (formerly MainStay VP Basic
  Value--Initial Class)
                                ------------------------------------------------------------------------
  MainStay VP Income &             Subadviser: American Century   Seeks dividend growth, current income,
  Growth--Initial Class            Investment Management, Inc.    and capital appreciation.
                                ------------------------------------------------------------------------
  MainStay VP Large Cap            Subadviser: Winslow Capital    Seeks long-term growth of capital.
  Growth--Initial Class                  Management, Inc.
                                ------------------------------------------------------------------------
  MainStay VP S&P 500                          NYLIM              Seeks to provide investment results
  Index--Initial Class                                            that correspond to the total return
                                                                  performance (reflecting reinvestment
                                                                  of dividends) of common stocks in the
                                                                  aggregate, as represented by the S&P
                                                                  500(R) Index.
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
 FUNDS AND ELIGIBLE PORTFOLIOS          INVESTMENT ADVISER                 INVESTMENT OBJECTIVES
--------------------------------------------------------------------------------------------------------
  MainStay VP Total Return--            Subadviser: MacKay        Seeks to realize current income
  Initial Class                                                   consistent with reasonable opportunity
                                                                  for future growth of capital and
                                                                  income.
                                ------------------------------------------------------------------------
  MainStay VP Value--Initial            Subadviser: MacKay        Seeks to realize maximum long-term
  Class                                                           total return from a combination of
                                                                  capital growth and income.
--------------------------------------------------------------------------------------------------------
The Alger American Fund:           Fred Alger Management, Inc.
  Alger American Leveraged All                                    Seeks long-term capital appreciation.
  Cap Portfolio--Class O Shares
                                                                ----------------------------------------
  Alger American Small                                            Seeks long-term capital appreciation
  Capitalization                                                  by focusing on small, fast growing
  Portfolio--Class O Shares                                       companies that offer innovative
                                                                  products, services, or technologies to
                                                                  a rapidly expanding marketplace.
--------------------------------------------------------------------------------------------------------
American Century(R) Variable        American Century Investment
Portfolios, Inc.:                        Management, Inc.
  American Century VP Inflation                                   Pursues long-term total return using a
  Protection--Class II                                            strategy that seeks to protect against
                                                                  U.S. inflation.
                                                                ----------------------------------------
  American Century VP                American Century Global      Seeks capital growth by investing
  International--Class II          Investment Management, Inc.    primarily in securities of foreign
                                                                  companies that management believes to
                                                                  have potential for appreciation.
                                                                ----------------------------------------
  American Century VP Value--      American Century Investment    Seeks long-term capital growth with
  Class II                               Management, Inc.         income as a secondary objective.
                                                                  Invests primarily in equity series of
                                                                  well established companies that
                                                                  management believes to be under-valued
                                                                  at the time of purchase.
--------------------------------------------------------------------------------------------------------
Dreyfus Investment Portfolios:       The Dreyfus Corporation
  Dreyfus IP Technology                                           The Portfolio seeks capital
  Growth--Initial Shares                                          appreciation. To pursue this goal, the
                                                                  Portfolio normally invests at least
                                                                  80% of its assets in the stocks of
                                                                  growth companies of any size that
                                                                  Dreyfus believes to be leading
                                                                  producers or beneficiaries of
                                                                  technological innovation.
                                ------------------------------------------------------------------------
Dreyfus Variable Investment
Fund:
  Dreyfus VIF Developing             The Dreyfus Corporation      The Portfolio seeks capital growth. To
  Leaders--Initial Shares                                         pursue this goal, the Portfolio
                                                                  normally invests at least 80% of its
                                                                  assets in the stocks of companies
                                                                  Dreyfus believes to be developing
                                                                  leaders: companies characterized by
                                                                  new or innovative products, services
                                                                  or processes having the potential to
                                                                  enhance earnings or revenue growth.
--------------------------------------------------------------------------------------------------------
Fidelity Variable Insurance       Adviser: Fidelity Management &
Products Fund:                       Research Company ("FMR")
                                --------------------------------
  Fidelity(R) VIP                          Subadvisers:           Seeks long-term capital appreciation.
  Contrafund(R)--                    FMR Co., Inc. ("FMRC"),
  Initial Class                   Fidelity Research and Analysis
                                        Company ("FRAC"),
                                  Fidelity Management & Research
                                           (U.K.) Inc.
                                          ("FMR U.K."),
                                      Fidelity International
                                  Investment Advisors ("FIIA"),
                                      Fidelity International
                                    Investment Advisors (U.K.)
                                    Limited ["FIIA (U.K.)L"],
                                    Fidelity Investments Japan
                                         Limited ("FIJ")
                                ------------------------------------------------------------------------
  Fidelity(R) VIP Equity-          Adviser: Fidelity Management
  Income--                              & Research Company
  Initial Class                            Subadvisers:           Seeks reasonable income. The Fund will
                                               FMRC,              also consider the potential for
                                               FRAC,              capital appreciation. The Fund's goal
                                             FMR U.K.,            is to achieve a yield which exceeds
                                               FIIA,              the composite yield on the securities
                                          FIIA (U.K.) L,          comprising the Standard & Poor's(SM)
                                                FIJ               Index (S&P 500(R)).
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
 FUNDS AND ELIGIBLE PORTFOLIOS          INVESTMENT ADVISER                 INVESTMENT OBJECTIVES
--------------------------------------------------------------------------------------------------------
  Fidelity(R) VIP Growth--        Fidelity Management & Research
  Initial Class                              Company
                                           Subadvisers:           Seeks to achieve capital appreciation.
                                              FMRC,
                                              FRAC,
                                            FMR U.K.,
                                              FIIA,
                                          FIIA (U.K.) L,
                                               FIJ
                                ------------------------------------------------------------------------
  Fidelity(R) VIP Index 500--     Fidelity Management & Research
  Initial Class                              Company
                                           Subadvisers:           Seeks investment results that
                                    Geode Capital Management,     correspond to the total return of
                                               FMRC               common stocks publicly traded in the
                                                                  United States, as represented by the
                                                                  S&P 500(R).
                                --------------------------------
  Fidelity(R) VIP Investment      Fidelity Management & Research
  Grade Bond--Initial Class                  Company
                                           Subadvisers:           Seeks as high a level of current
                                    Fidelity Investments Money    income as is consistent with the
                                         Management, Inc.         preservation of capital.
                                             (FIMM),
                                              FRAC,
                                              FIIA,
                                               FIIA
                                             (U.K.) L
                                ------------------------------------------------------------------------
  Fidelity(R) VIP Mid Cap--       Fidelity Management & Research
  Initial Class                              Company
                                           Subadvisers:           Seeks long-term growth of capital.
                                              FMRC,
                                              FRAC,
                                               FMR
                                              U.K.,
                                              FIIA,
                                          FIIA (U.K.) L,
                                               FIJ
                                ------------------------------------------------------------------------
  Fidelity(R) VIP Overseas--      Fidelity Management & Research  Seeks long-term growth of capital.
  Initial Class                              Company
--------------------------------------------------------------------------------------------------------
Janus Aspen Series:               Janus Capital Management LLC
  Janus Aspen Series                                              Long-term capital growth, consistent
  Balanced--Institutional                                         with preservation of capital and
  Shares                                                          balanced by current income.
                                                                ----------------------------------------
  Janus Aspen Series Mid Cap                                      Long-term growth of capital.
  Growth--Institutional Shares
                                                                ----------------------------------------
  Janus Aspen Series Worldwide                                    Long-term growth of capital in a
  Growth--Institutional Shares                                    manner consistent with the
                                                                  preservation of capital.
--------------------------------------------------------------------------------------------------------
MFS(R) Variable Insurance            Massachusetts Financial
Trust(SM):                           Services Company ("MFS")
  MFS(R) Investors Trust                                          Seeks capital appreciation.
  Series--Initial Class
                                                                ----------------------------------------
  MFS(R) New Discovery                                            Seeks capital appreciation.
  Series--Initial Class
                                                                ----------------------------------------
  MFS(R) Research                                                 Seeks capital appreciation.
  Series--Initial Class
                                                                ----------------------------------------
  MFS(R) Utilities                                                Seeks total return.
  Series--Initial Class
--------------------------------------------------------------------------------------------------------
Neuberger Berman Advisers           Adviser: Neuberger Berman
Management Trust:                        Management Inc.
  Neuberger Berman AMT Mid-Cap    Subadviser: Neuberger Berman,   Seeks growth of capital.
  Growth--Class I                              LLC
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
 FUNDS AND ELIGIBLE PORTFOLIOS          INVESTMENT ADVISER                 INVESTMENT OBJECTIVES
--------------------------------------------------------------------------------------------------------
PIMCO Variable Insurance Trust    Pacific Investment Management
                                      Company LLC ("PIMCO")
  PIMCO Global Bond Portfolio                                     Seeks maximum total return, consistent
  (unhedged)--Administrative                                      with preservation of capital and
  Class Shares                                                    prudent investment management.
                                                                ----------------------------------------
  PIMCO Low Duration                                              Seeks maximum total return, consistent
  Portfolio--Administrative                                       with preservation of capital and
  Class Shares                                                    prudent investment management.
                                                                ----------------------------------------
  PIMCO Real Return Portfolio--                                   Seeks maximum real return, consistent
  Administrative Class Shares                                     with preservation of real capital and
                                                                  prudent investment management.
                                                                ----------------------------------------
  PIMCO Total Return                                              Seeks maximum total return, consistent
  Portfolio--                                                     with preservation of capital and
  Administrative Class Shares                                     prudent investment management.
--------------------------------------------------------------------------------------------------------
T. Rowe Price Equity Series,     T. Rowe Price Associates, Inc.
Inc.:
  T. Rowe Price Equity Income                                     Seeks to provide substantial dividend
  Portfolio                                                       income as well as long-term growth of
                                                                  capital through investments in the
                                                                  common stocks of established
                                                                  companies.
--------------------------------------------------------------------------------------------------------
T. Rowe Price Fixed Income       T. Rowe Price Associates, Inc.
Series, Inc.:
  T. Rowe Price Limited-Term                                      Seeks a high level of income
  Bond Portfolio                                                  consistent with moderate fluctuations
                                                                  in principal value.
--------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance       Van Eck Associates Corporation
Trust:
  Van Eck Worldwide Absolute               Subadvisers:           Seeks absolute (positive) returns in
  Return Fund                       Analytic Investors, Inc.,     various market cycles by utilizing a
                                     AXA Rosenberg Investment     diversified "manager of managers"
                                         Management LLC,          investment approach, whereby the Fund
                                   Lazard Asset Management LLC,   selects multiple investment
                                   Martingale Asset Management,   subadvisers with experience in
                                              L.P.,               managing absolute return strategies.
                                 PanAgora Asset Management, Inc.
                                                                ----------------------------------------
  Van Eck Worldwide Hard Assets   Van Eck Associates Corporation  Seeks long-term capital appreciation.
  Fund
--------------------------------------------------------------------------------------------------------
The Universal Institutional                Van Kampen(a)
Funds, Inc.:
  Van Kampen UIF Emerging                                         Seeks high total return by investing
  Markets Debt--Class I                                           primarily in fixed income securities
                                                                  of government and government-related
                                                                  issuers and, to a lesser extent, of
                                                                  corporate issuers in emerging market
                                                                  countries.
                                                                ----------------------------------------
  Van Kampen UIF Emerging                                         Seeks long-term capital appreciation
  Markets Equity--Class I                                         by investing primarily in growth-
                                                                  oriented equity securities of issuers
                                                                  in emerging market countries.
                                                                ----------------------------------------
  Van Kampen UIF U.S. Real                                        Seeks above average current income and
  Estate--Class I                                                 long-term capital appreciation by
                                                                  investing primarily in equity
                                                                  securities of companies in the U.S.
                                                                  real estate industry, including real
                                                                  estate investment trusts ("REITs").
--------------------------------------------------------------------------------------------------------


(a) Morgan Stanley Investment Management Inc., the investment adviser to the UIF Portfolios, does business in certain instances using the name "Van Kampen."

     You are responsible for choosing the Investment Divisions, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Decisions regarding investment allocations should be carefully considered. YOU BEAR THE RISK OF ANY DECLINE IN THE VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE PORTFOLIOS YOU HAVE CHOSEN.

     In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the Eligible Portfolios that is available to you, including each Fund's prospectus, statement of additional information, and annual and semi-annual reports. Other sources such as the Fund's website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a Fund or Eligible Portfolio.

After you select Investment Divisions for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

     NYLIAC does not provide investment advice and does not recommend or endorse any particular Eligible Portfolio or Portfolios.

     The Investment Divisions invest in the corresponding Eligible Portfolios. You can choose a maximum of 21 investment options for net premium payments from the 35 Investment Divisions, the Fixed Account, and/or the DCA Plus Account. You can transfer all or part of the Cash Value of your policy among the investment options tax free and within the limits described in this prospectus.

     The Investment Divisions offered through the VUL and SVUL policies and described in this prospectus and the SAI are different and may have different investment performance from mutual funds that may have similar names, the same adviser, the same investment objective and policies, and substantially similar portfolio securities.

                                INVESTMENT RETURN

     The investment return of your policy is based on the accumulation units you have in each Investment Division of the Separate Account, the amount you have in the Fixed Account and DCA Plus Account, the investment experience of each Investment Division as measured by its actual net rate of return, and the interest rate we credit on the amount you have in the Fixed Account and/or DCA Plus Account.

     The investment experience of an Investment Division of the Separate Account reflects increases or decreases in the net asset value of the shares of the corresponding Eligible Portfolio, any dividend or capital gains distributions, and any charges against the assets of the Investment Division. We determine this investment experience from the end of one valuation day to the end of the next valuation day.

     We will credit any amounts in the Fixed Account and DCA Plus Account with a fixed interest rate that we declare periodically, in advance, and at our sole discretion. This rate will never be less than an annual rate of 3%. We may credit different interest rates to loaned and unloaned amounts in the Fixed Account and DCA Plus Account. All net premiums applied to the Fixed Account and DCA Plus Account, and amounts transferred to the Fixed Account, receive the loaned amount rate or the unloaned amount rate in effect at that time. Interest accrues daily and is credited on each Monthly Deduction Day.

                                     VOTING

     We will vote the shares held in the Investment Divisions of the Separate Account of the Eligible Portfolios at any regular and special shareholder meetings of the Funds. We will vote these shares according to the instructions we receive from our policyowners who have invested their premiums in Investment Divisions that invest in the Fund holding the meeting. However, if the law changes to allow us to vote the shares in our own right, we may decide to do so.

     While your policy is in effect, you can provide voting instructions to us for each Investment Division in which you have assets. The number of votes you are entitled to will be determined by dividing the units you have invested in an Investment Division by the net asset value per unit for the Eligible Portfolio underlying that Investment Division.

     We will determine the number of votes you are entitled to on the date established by the underlying Fund for determining shareholders that are eligible to vote at the meeting of the relevant Fund. We will send you written voting instructions prior to the meeting according to the procedures established by the Fund. We will send proxy material, reports, and other materials relating to the Fund to each person having a voting interest.

     We will vote the Fund shares for which we do not receive timely instructions in the same proportion as the shares for which we receive timely voting instructions. As a result, because of proportional voting, a small number of policyowners may control the outcome of the vote. We will use voting instructions to abstain from voting on an item to reduce the number of votes eligible to be cast.

                       CHARGES ASSOCIATED WITH THE POLICY

     As with all life Insurance policies, certain charges apply when you purchase the policy. The following is a summary explanation of these charges. (See "Additional Information About Charges" in the SAI for more information.)

                            DEDUCTIONS FROM PREMIUMS

     When we receive a premium payment from you, whether planned or unplanned, we will deduct a sales expense charge, and a state tax charge. If your policy is a Non-Qualified Policy, we will deduct a federal tax charge as well.

SALES EXPENSE CHARGE

     Target Premium--We assess a sales expense charge based on the age of your policy and on your policy's Target Premium. Your initial Target Premium is set at the time your policy is issued. You can find this initial Target Premium on the Policy Data Page. Your Target Premium will change if you change the Face Amount of your policy.

       -- Current--We currently deduct a current sales expense charge of 4.75% of any premium payment in Policy Years 1-10 up to the Target Premium; and 4.25% of any premium payment in Policy Years 11 and beyond up to the Target Premium. Once premium payments equal to the Target Premium for a Policy Year have been made, we currently deduct a sales expense charge of 1.75% from any additional premium payments paid in that Policy Year for Policy Years 1-5; 0.75% from any additional premium payments paid in that Policy Year for Policy Years 6-10; and 0.25% from any additional premium payments paid in that Policy Year for Policy Years 11 and beyond.

       -- Guaranteed Maximum--We can change this charge at any time, but we guarantee that any sales expense charge we deduct will never exceed 4.75% of the premium payment in all policy years up to the Target Premium. Once premium payments equal to the Target Premium for a Policy Year have been made, we guarantee that any sales expense charge we deduct will never exceed 1.75% from any additional premium payments paid in all policy years.

STATE TAX CHARGE

       -- We currently deduct 2% of each premium payment you make, or $20 per $1,000 of premium, as a state tax charge. We may increase this charge to reflect changes in applicable law.

FEDERAL TAX CHARGE

       -- For Non-Qualified Policies, we currently deduct 1.25% of each premium payment you make, or $12.50 per $1,000 of premium, as a federal tax charge. We may increase this charge to reflect changes in applicable law.

                      DEDUCTIONS FROM CASH SURRENDER VALUE

     Each month, we will deduct a monthly contract charge, a cost of insurance charge, a Mortality and Expense Risk charge, a per thousand Face Amount charge, and a rider charge for the cost of any additional riders from your policy's Cash Surrender Value. If you have elected the Expense Allocation feature, the policy charges will be deducted according to those instructions. Otherwise, we will deduct these charges proportionately from each of the Investment Divisions and any unloaned amount in the Fixed Account.

     We will deduct these charges on the Monthly Deduction Day. The first Monthly Deduction Day will be the monthly anniversary of your Policy Date on or following the date we receive the initial premium payment. If the Policy Date is prior to the Issue Date, the deductions made on the first Monthly Deduction Day will cover the period from the Policy Date until the first Monthly Deduction Day.

MONTHLY CONTRACT CHARGE

     On each Monthly Deduction Day, we will deduct a monthly contract charge to cover our costs for providing certain administrative services, including premium collection, record-keeping, processing claims, and communicating with policyowners.

     We currently deduct a monthly contract charge of $35 per month in Policy Year 1, $15 per month in Policy Years 2-10, and $10 per month in Policy Years 11 and beyond. We guarantee that this charge will never exceed $35 per month in Policy Year 1 and $15 per month in Policy Years 2 and beyond.

CHARGE FOR COST OF INSURANCE PROTECTION

     Each Monthly Deduction Day, we will deduct the cost of insurance charge from the Cash Surrender Value of your policy for the cost of providing a Life Insurance Benefit to you. This charge is equal to (1) multiplied by the result of (2) minus (3), where:

          (1) Is the monthly Cost of Insurance rate per $1,000 of Net Amount at Risk;

          (2) Is the number of thousands of Life Insurance Benefit divided by 1.00327; and

          (3) Is the number of thousands of Cash Value as of the Monthly Deduction Day (before this Cost of Insurance, any applicable contract charge, and the monthly cost of any riders are subtracted).

     The Net Amount at Risk is (2) minus (3).

     The Life Insurance Benefit varies based upon the Life Insurance Benefit Option chosen. The Cash Value varies based upon the performance of the Investment Divisions selected, interest credited to the Fixed Account and DCA Plus Account, outstanding loans (including loan interest), charges, and premium payments. We determine the monthly cost of insurance based upon our underwriting of your policy. This determination is based on the insured's issue Age, gender, underwriting class, Policy Year and Face Amount. We may change these rates from time to time, based on changes in future expectations of such factors as mortality, investment income, expenses, and persistency.

     The cost of insurance rates, however, will never exceed the guaranteed maximum cost of insurance rates for your policy. We base the guaranteed rates for policies that provide coverage for insureds in substandard underwriting classes on higher rates than for standard or better underwriting classes. If the insured is age 17 or younger when the policy is issued, we base the guaranteed rates on the 2001 Commissioner's Standard Ordinary Mortality Table. If the insured is age 18 or older when the policy is issued and is in a standard or better underwriting class, we base the guaranteed rates on the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables appropriate to the insured's underwriting class.

MONTHLY PER THOUSAND FACE AMOUNT CHARGE

     We currently deduct a monthly per thousand Face Amount charge that ranges based on risk class, gender, policy duration and Face Amount. We guarantee that the per thousand charge will never exceed [X.XX]% for VUL and [X.XX]% for SVUL.

RIDER CHARGES

     Each month, we deduct any applicable charges for any optional riders you have chosen. (For more information about specific charges, see "Table of Fees and Expenses.")

EXPENSE ALLOCATION

     With the Expense Allocation feature, you choose how to allocate deductions from the Cash Surrender Value. These include the monthly contract charge, the monthly cost of insurance charge, the Mortality and Expense Risk charge, the per thousand Face Amount charge, and the monthly cost of any riders on the policy. You can instruct us at the time of the application and any time thereafter, to have expenses deducted from the Mainstay VP Cash Management Investment Division, the Fixed Account, or a combination of both.

     If the values in the MainStay VP Cash Management Investment Division and/or the Fixed Account are insufficient to pay these charges, we will deduct as much of the charges as possible. The remainder of the charges will be deducted proportionately from each of the Investment Divisions. If you do not instruct us as to how you would like the expenses allocated, these charges will be deducted proportionately from each of the Investment Divisions and any unloaned amount in the Fixed Account.

                            SEPARATE ACCOUNT CHARGES

MORTALITY AND EXPENSE RISK CHARGE

       -- Current--We currently deduct a Mortality and Expense Risk charge based on Cash Value in the Separate Account and duration. The Mortality and Expense Risk charge can be reduced based on Separate Account Cash Value and policy duration. The charge ranges from 0.55% in Policy Year one to 0.15% beginning in Policy Year 21. If your policy contains the ACSV Benefit, the monthly Mortality and Expense Risk charge will be 0.75% in the first ten Policy Years. If the charge is insufficient to cover actual costs and assumed risks, the loss will fall on NYLIAC. We expect to profit from this charge. We may use these funds for any corporate purpose, including expenses relating to the sale of the policies.

       -- Guaranteed Maximum--We guarantee that the Mortality and Expense Risk charge will never exceed an annual rate of 0.75%, or $7.50 per $1,000, of the Cash Value in the Separate Account.

      If the charge is insufficient to cover actual costs and assumed risks, the loss will fall on NYLIAC. We expect to profit from this charge. We may use these funds for any corporate purpose, including expenses relating to the sales of the policies.

 CHARGES FOR FEDERAL INCOME TAXES

      We do not currently deduct a charge for federal income taxes from the Investment Divisions, although we may do so in the future to reflect possible changes in the law.

 FUND CHARGES

      Each Investment Division of the Separate Account purchases shares of the corresponding Eligible Portfolio at the net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio by the relevant Fund. The advisory fees and other expenses are not fixed or specified under the terms of the policy and may vary from year to year. These fees and expenses are described in the Funds' prospectuses. (See "Table of Fees and Expenses--Fund Annual Expenses" for more information.)

                               TRANSACTION CHARGES

 SURRENDER CHARGES

      The Surrender Charge is in addition to the Sales Expense Charge. If you surrender your policy, or if you decrease the Face Amount of your policy (including a decrease in the Face Amount that results from changing the Life Insurance Benefit option or from a partial withdrawal) during the first 10 Policy Years, or within ten years after you increase the Face Amount, we will deduct a Surrender Charge. The maximum charge will be the lesser of (a) or (b), where (a) equals 50% of the total premiums paid under the policy and (b) a percentage (which changes by duration) of the Surrender Charge Premium as shown in the table below. Since the percentage used to calculate (b) is lower in later Policy Years, the maximum Surrender Charge is reduced over time.

                                                                              PERCENTAGE
                                                                               APPLIED
                                                                             -----------
POLICY YEAR                                                                  SVUL    VUL
-----------                                                                  ----    ---
1........................................................................     91%    94%
2........................................................................     84%    89%
3........................................................................     77%    84%
4........................................................................     71%    80%
5........................................................................     66%    75%
6........................................................................     61%    71%
7........................................................................     57%    67%
8........................................................................     53%    64%
9........................................................................     49%    60%
10.......................................................................     46%    56%


     For example, for VUL, a male insured age 40, preferred class, with a planned annual premium of $10,000 and a Surrender Charge Premium of $7,621.52 for a Face Amount of $400,000, who has elected Life Insurance Benefit Option 1 would pay a Surrender Charge of $5,000 if he surrenders his policy at the end of the first Policy Year. The Surrender Charge is calculated as the lesser of (a) or (b) as follows:

     (a) = 50% of $10,000 = $5,000; and

     (b) = 94% of Surrender Charge Premium = $7,621.52.

     Since (a) is less than (b), the Surrender Charge would be $5,000.

     If the policy remains in force, no Surrender Charge is assessed. See the SAI for an additional example of how the Surrender Charge is calculated. For policies issued with ACSV, a Surrender Charge will not be assessed on a full surrender of all NYLIAC policies that include an ACSV.

     For example, for SVUL a male insured age 55 and a female insured age 50, both preferred class, with a planned annual premium of $15,000 and a Surrender Charge Premium of $21,630.70 for a Face Amount of $1,000,000, who have elected Life Insurance Benefit Option 1 would pay a Surrender Charge of $7,500 if they surrender their policy at the end of the first Policy Year. The Surrender Charge is calculated as the lesser of (a) or (b) as follows:

     (a) = 50% of $15,000 = $7,500; and

     (b) = 91% of Surrender Charge Premium = $21,630.70.

     Since (a) is less than (b), the Surrender Charge would be $7,500.

PARTIAL SURRENDER FEE

     When you make a partial surrender, we reserve the right to deduct a fee, not to exceed $25, for processing the partial surrender.

TRANSFER FEE

     We currently do not charge for transfers made between Investment Divisions. However, we have a right to charge $30 per transfer for any transfer in excess of 12 in a Policy Year.

EXERCISE OF LIVING BENEFITS RIDER AND OVERLOAN PROTECTION RIDER

     A one-time charge will apply if you exercise the Living Benefits Rider and Overloan Protection Rider.

                                  LOAN CHARGES

     We currently charge an effective annual loan interest rate of 4% in Policy Years 1-10 and 3% in Policy Years 11 and beyond. We may increase or decrease this rate but we guarantee that the rate will never exceed 6%. When you request a loan, a transfer of funds will be made from the Separate Account (or DCA Plus Account, if so requested) to the Fixed Account so that the Cash Value in the Fixed Account is at least 100% of the requested loan plus any outstanding loans, including accrued loan interest.

     When you take a loan against your policy, the loaned amount that we hold in the Fixed Account may earn interest at a different rate from the rate we charge you for loan interest. For the first 10 Policy Years, the rate we currently credit on loaned amounts is 1% less than the rate we charge for loan interest and the rate we credit on loaned amounts will never be lower than 2% less than the rate we charge for policy loans. Beginning in the Policy Year 11, the rate we currently credit on loaned amounts equals the rate we charge for loan interest and the rate we credit on loaned amounts will never be lower than 0.25% less than the rate we charge for policy loans. We guarantee that the interest rate we credit on loaned amounts will always be at least 3%. (See "Loans" for more information.)

                            DESCRIPTION OF THE POLICY

                                   THE PARTIES

     There are three important parties to the Policy: the POLICYOWNER(S) , the INSURED(S), and the BENEFICIARY(IES). One individual can have one or more of these roles. Each party plays an important role in a Policy.

POLICYOWNER: This person (persons) or entity can purchase and surrender a policy, and can make changes to it, such as:

       -- increase/decrease the Face Amount

       -- choose a different Life Insurance Benefit (except that a change cannot be made to Option 3)

       -- choose/add/delete riders

       -- change a beneficiary

       -- choose/change underlying investment options

       -- take a loan against or take a partial surrender from the Cash
          Surrender Value of the policy

     The current policy owner (on Non-Qualified plans) has the right to transfer ownership to another party/entity. The person having the right to transfer the ownership of the policy must do so by using the Company's approved "Transfer of Ownership" form in effect at the time of the request. Please note that the completed Transfer of Ownership form must be in a form acceptable to us and be sent to VPSC at one of the addresses listed on the first page of this prospectus. When the Company records the change, it will take effect as of the date the form was signed, subject to any payment made or other action taken by the Company before recording. Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who becomes the owner of an existing policy. This means the new owner will be required to provide their name, address, date of birth, and other identifying information. A transfer of ownership request also requires that the new owner(s) submit financial and suitability information as well.

INSURED: This individual's personal information determines the cost of the life insurance coverage. The policyowner also may be the insured.

BENEFICIARY: The beneficiary is the person(s) or entity(ies) the policyowner specifies on our records to receive the proceeds from the policy. The policyowner may name his or her estate as the beneficiary.

     Who is named as Owner and Beneficiary may impact whether and to what extent the Life Insurance Benefit may be received on a tax-free basis. See the discussion under "Federal Income Tax

Considerations--Life Insurance Status of Policy--Pension Protection Act of 2006--Impact on Employer-Owned Policies" for more information.

                                   THE POLICY

     The policy provides life insurance protection on the named insured (under
VUL) or insureds (under SVUL), and pays Policy Proceeds when the insured (under
VUL) or last surviving insured (under SVUL) dies while the policy is in effect. The policy offers: (1) flexible premium payments where you decide the timing and amount of the payment; (2) a choice of three Life Insurance Benefit Options; (3) access to the policy's Cash Surrender Value through loans and partial surrender privileges (within limits); (4) the ability to increase or decrease the policy's Face Amount of insurance (within limits); (5) a guarantee that the policy will not lapse during the first 5 Policy Years if the specified minimum monthly premiums have been paid; (6) additional benefits through the use of optional riders; and (7) a selection of premium and expense allocation options, consisting of 35 Investment Divisions, a Fixed Account with a guaranteed minimum interest rate, and a DCA Plus Account.

     We will pay the designated beneficiary the Policy Proceeds if the policy is still in effect when the insured (under VUL) or last surviving insured (under
SVUL) dies. During the first 5 Policy Years we guarantee that the policy will not lapse so long as the total amount of premiums paid (less any loans and partial surrenders) is at least equal to the minimum monthly premium, shown on the Policy Data Page, multiplied by the number of months the policy has been in force. Your policy will stay in effect as long as the Cash Surrender Value of your policy is sufficient to pay your policy's monthly deductions.

     The policy offers you a choice of: (1) a level Life Insurance Benefit equal to the Face Amount of your policy, (2) a Life Insurance Benefit which varies and is equal to the sum of your policy's Face Amount and Cash Value, or (3) a Life Insurance Benefit that varies and is equal to the sum of your policy's Face Amount and the Adjusted Total Premium. If you choose Life Insurance Benefit Option 2, the Life Insurance Benefit will increase or decrease depending on the performance of the investment options you select. If you chose Life Insurance Benefit Option 3, the Life Insurance Benefit will increase or decrease depending on the premiums paid and any partial surrenders taken. However, in no event will your policy's Life Insurance Benefit be less than the Face Amount of your policy.

HOW THE POLICY IS AVAILABLE

     The policy is available as a Non-Qualified or a Qualified Policy. We issue Qualified Policies on a unisex basis. Any reference in this prospectus that makes a distinction based on the gender of the insured should be disregarded as it relates to Qualified policies.

POLICY PREMIUMS

     Once you have purchased your policy, you can make premium payments as often as you like and for any amount you choose, within limits. Other than the initial premium, there are no required premium payments. However, you may be required to make additional premium payments to keep your policy from lapsing. The currently available methods of payments are: direct payment to NYLIAC, pre-authorized monthly deductions from your bank, credit union or similar accounts and any other method agreed to by us. (See "Premiums" for more information.)

CASH VALUE

     The Cash Value of this policy at any time is equal to the Separate Account Value plus the value in the Fixed Account and DCA Plus Account. This amount is allocated based on the instructions you give us. A number of factors affect your policy's Cash Value, including, but not limited to:

       -- the amount and frequency of the premium payments;

       -- the investment experience of the Investment Divisions you choose;

       -- the interest credited on the amount in the Fixed Account and DCA Plus
          Account;

       -- the amount of any partial surrenders you make (including any charges you incur as a result of a surrender); and

       -- the amount of charges we deduct.

     The Cash Value is not necessarily the amount you receive when you surrender your policy. (See "Surrenders" for details about surrendering your policy.)

INVESTMENT DIVISIONS, THE FIXED ACCOUNT AND DCA PLUS ACCOUNT

     The balance of your premium payment after we deduct the premium charges is called your net premium. We allocate your net premium among your selected Investment Divisions available under the policy (See "Management and Organization--Funds and Eligible Portfolios" for our list of available Investment Divisions) and the Fixed Account and DCA Plus Account, based on your instructions. You can choose a maximum of 21 Allocation Alternatives for net premium payments from among the 35 Investment Divisions, the Fixed Account and/or DCA Plus Account.

AMOUNT IN THE SEPARATE ACCOUNT

     We use the amount allocated to an Investment Division to purchase accumulation units within that Investment Division. We redeem accumulation units from an Investment Division when amounts are loaned, transferred, partially surrendered, fully surrendered, or deducted for charges or loan interest. We calculate the number of accumulation units purchased or redeemed in an Investment Division by dividing the dollar amount of the transaction by the Investment Division's accumulation unit value. On any given day, the amount you have in the Separate Account is the value of the accumulation units you have in all of the Investment Divisions of the Separate Account. The value of the accumulation units you have in a given Investment Division equals the current accumulation unit value for the Investment Division multiplied by the number of accumulation units you hold in that Investment Division.

     We determine accumulation unit values for the Investment Divisions as of the end of each valuation day. A "valuation day" is any day the New York Stock Exchange is open for regular trading.

AMOUNT IN THE FIXED ACCOUNT AND DCA PLUS ACCOUNT

     You can choose to allocate all or part of your net premium payments to the Fixed Account and, within limits, to the DCA Plus Account. Allocations to the DCA Plus Account may be made only during the first Policy Year.

     The amount you have in the Fixed Account and/or DCA Plus Account equals:

               (1) the sum of the net premium payments you have allocated to the Fixed Account and/or DCA Plus Account;

          plus (2) any transfers you have made from the Separate Account to the Fixed Account (no transfers can be made into the DCA Plus Account);

          plus (3) any interest credited to the Fixed Account and/or DCA Plus Account;

          less (4) any partial surrenders taken from the Fixed Account and/or DCA Plus Account;

          less (5) any charges we have deducted from the Fixed Account and/or DCA Plus Account;

          less (6) any transfers you have made from the Fixed Account and/or DCA Plus Account to the Separate Account.

TRANSFERS AMONG INVESTMENT DIVISIONS, THE FIXED ACCOUNT AND DCA PLUS ACCOUNT

     You can transfer all or part of the Cash Value of your policy (1) from the Fixed Account to the Investment Divisions of the Separate Account, (2) from the DCA Plus Account to the Investment Divisions of the Separate Account, (3) from the DCA Plus Account to the Fixed Account, (4) from the Investment Divisions of the Separate Account to the Fixed Account, or (5) between the Investment

Divisions in the Separate Account. You cannot transfer any portion of the Cash Value of your policy from either the Investment Divisions of the Separate Account or from the Fixed Account to the DCA Plus Account. You may choose to allocate Cash Value to a maximum of 21 of the 35 Investment Divisions, the Fixed Account and/or the DCA Plus Account.

     You can request a transfer under the following conditions:

       -- Maximum Transfer--The maximum amount you can transfer from the Fixed
          Account to the Investment Divisions during any Policy Year is the greater of (1) 20% of the amount in the Fixed Account at the beginning of the Policy Year or (2) $5,000.

       During any period when the interest rate credited on the unloaned amount in the Fixed Account is equal to 3%, the maximum amount you can transfer to the Fixed Account during any Policy Year is the greater of (1) 20% of the total amount in the Investment Divisions at the beginning of the Policy Year or (2) $5000. This limit, however, will not apply if the Insured was age 65 or older on the most recent policy anniversary. If you have exceeded the transfer limit in any Policy Year during which the limit becomes effective, you cannot make any additional transfers to the Fixed Account during that Policy Year while the limit remains in effect. We will count transfers made in connection with the Dollar Cost Averaging, DCA Plus, Automatic Asset Reallocation, and Interest Sweep options as a transfer toward these maximum limits.

       -- Minimum Transfer--The minimum amount you can transfer from the Investment Divisions or from the Fixed Account is the lesser of (i) $500 or (ii) the total amount in the Investment Divisions or the Fixed Account.

       Minimum transfer limitations do not apply on transfers made from the DCA Plus Account to the Investment Divisions or the Fixed Account.

       -- Minimum Remaining Value--If a transfer will cause the amount you have in the Investment Divisions or the Fixed Account to be less than $500, we will transfer the entire amount in the Investment Divisions and/or Fixed Account you have chosen.

       -- Transfer Charge--We may impose a charge of up to $30 per transfer for each transfer after the first twelve in any Policy Year. We will deduct this charge from amounts in the Investment Divisions and amounts not held as collateral for a loan in the Fixed Account in proportion to amounts in these investment options. We will not count any transfer made in connection with the Dollar Cost Averaging, Automatic Asset Reallocation, DCA Plus and Interest Sweep options as a transfer toward the twelve transfer limit.

       -- How to request a transfer:

          (1) submit your request in writing on a form we approve to the Service Office at the address listed on the front cover of this prospectus; or

          (2) telephone a service representative at 1-800-598-2019 on Business Days between the hours of 9:00 am and 6:00 pm Eastern Time.

     Transfer requests received on a Business Day after the close of regular trading on the New York Stock Exchange, or received on a non-Business Day, will be priced as of the next Business Day. (See "Management and Organization--How to Reach Us for Policy Services" for more information.)

     Faxed requests are not acceptable and will not be honored at any time. In addition, we will not accept e-mails of imaged, signed service requests.

                               LIMITS ON TRANSFERS

     Procedures Designed to Limit Potentially Harmful Transfers--This policy is not intended as a vehicle for market timing. Accordingly, your ability to make transfers under the policy is subject to limitation if We determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners.

     Any modification of the transfer privilege could be applied to transfers to or from some or all of the Investment Divisions. If not expressly prohibited by the policy, we may, for example:

       -- reject a transfer request from you or from any person acting on your behalf

       -- restrict the method of making a transfer

       -- charge you for any redemption fee imposed by an underlying Fund

       -- limit the dollar amount, frequency or number of transfers.

     Currently, if you or someone acting on your behalf requests EITHER IN WRITING OR BY TELEPHONE transfers into or out of one or more Investment Divisions on three or more days within any 60-day period and/or requests one transfer that exceeds an amount that We determine in our sole discretion, We will send you a letter notifying you that a transfer limitation has been exceeded. If We receive an additional transfer request that exceeds either of these limits, We will process the transfer request. Thereafter, We will immediately suspend your ability to make transfers electronically and by telephone, regardless of whether you have received the warning letter. All subsequent transfer requests for your policy must then be made through the U.S. mail or an overnight courier and received by VPSC at one of the addresses listed on the first page of this prospectus. We will provide you with written notice when We take this action.

     We currently do not include the following transfers in these limitations, although we reserve the right to include them in the future: transfers to and from the Fixed Account, the first transfer into the Investment Divisions at the expiration of the free look period, the first transfer out of the MainStay VP Cash Management Investment Division within 90 days of the issuance of a policy, and transfers made pursuant to the Dollar Cost Averaging, Automatic Asset Reallocation, and Interest Sweep options.

     WE MAY CHANGE THESE LIMITATIONS OR RESTRICTIONS OR ADD NEW ONES AT ANY TIME WITHOUT PRIOR NOTICE; YOUR POLICY WILL BE SUBJECT TO THESE CHANGES REGARDLESS OF THE ISSUE DATE OF YOUR POLICY. All transfers are subject to the limits set forth in the prospectus in effect on the date of the transfer request, regardless of when your policy was issued. Note, also, that any applicable transfer rules, either as indicated above or that We may utilize in the future, will be applied even if we cannot identify any specific harmful effect from any particular transfer.

     We apply our limits on transfers procedures to all owners of this policy without exception.

     Orders for the purchase of Eligible Portfolio shares are subject to acceptance by the relevant Fund. We will reject or reverse, without prior notice, any transfer request into an Investment Division if the purchase of shares in the corresponding Eligible Portfolio is not accepted by the Fund for any reason. For transfers into multiple Investment Divisions, the entire transfer request will be rejected or reversed if any part of it is not accepted by any one of the Funds. We will provide you with written notice of any transfer request we reject or reverse. You should read the Fund prospectuses for more details on their ability to refuse or restrict purchases or redemptions of their shares. In addition, pursuant to Rule 22c-2 of the Investment Company Act of 1940, a Fund may require us to share specific policyowner transactional data with them, such as taxpayer identification numbers and transfer information.

     Risks Associated with Potentially Harmful Transfers--Our procedures are designed to limit potentially harmful transfers. However, We cannot guarantee that our procedures will be effective in detecting and preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other policyowners. The risks described below apply to policyowners and other persons having material rights under the policies.

       -- We do not currently impose redemption fees on transfers or expressly limit the number or size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than our procedures in deterring or preventing potentially harmful transfer activity.

       -- Our ability to detect and deter potentially harmful transfer activity may be limited by policy provisions.

       -- (1) The underlying Eligible Portfolios may have adopted their own policies and procedures with respect to trading of their respective shares. The prospectuses for the underlying Eligible Portfolios, in effect at the time of any trade, describe any such policies and procedures. The trading policies and procedures of an underlying Eligible Portfolio may vary from ours and be more or less effective at preventing harm. Accordingly, the sole protection you may have against potentially harmful frequent transfers is the protection provided by the procedures described herein.

        (2) The purchase and redemption orders received by the underlying Eligible Portfolios reflect the aggregation and netting of multiple orders from owners of this policy and other variable policies issued by us. The nature of these combined orders may limit the underlying Eligible Portfolios' ability to apply their respective trading policies and procedures. In addition, if an underlying Eligible Portfolio believes that a combined order we submit may reflect one or more transfer requests from owners engaged in potentially harmful transfer activity, the underlying Eligible Portfolio may reject the entire order and thereby prevent us from implementing any transfers that day. We do not generally expect this to happen. Alternatively, Funds may request information on individual policyowner transactions and may impose restrictions on individual policyowner transfer activity.

       -- Other insurance companies, which invest in the Eligible Portfolios underlying this policy, may have adopted their own policies and procedures to detect and prevent potentially harmful transfer activity. The policies and procedures of other insurance companies may vary from ours and be more or less effective at preventing harm. If their policies and procedures fail to successfully discourage potentially harmful transfer activity, there could be a negative effect on the owners of all of the variable policies, including ours, whose variable investment options correspond to the affected underlying Eligible Portfolios.

       -- Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:

          (1) an adverse effect on Portfolio management, such as:

              a) impeding a Portfolio manager's ability to sustain an investment objective;

              b) causing the underlying Eligible Portfolio to maintain a higher level of cash than would otherwise be the case; or

              c) causing an underlying Eligible Portfolio to liquidate investments prematurely (or otherwise at an otherwise inopportune time) in order to pay withdrawals or transfers out of the underlying Eligible Portfolio.

          (2) increased administrative and Fund brokerage expenses.

          (3) dilution of the interests of long-term investors in an Investment Division if purchases or redemptions into or out of an underlying Eligible Portfolio are made when, and if, the underlying Eligible Portfolio's investments do not reflect an accurate value (sometimes referred to as "time-zone arbitrage" and "liquidity arbitrage").

                    OPTIONS AVAILABLE AT NO ADDITIONAL CHARGE

DOLLAR COST AVERAGING

     Dollar Cost Averaging is a systematic method of investing that allows you to purchase shares of any Investment Division(s) at regular intervals in fixed dollar amounts so that the cost of your shares is averaged over time and over various market cycles. You can elect this option as long as the Cash Value is $2,500 or more. (See the SAI for more information.)

DOLLAR COST AVERAGING PLUS ACCOUNT ("DCA PLUS ACCOUNT") (MAY BE DISCONTINUED AT ANY TIME)

     The Dollar Cost Averaging Plus program permits you to set up automatic dollar cost averaging using the DCA Plus Account when an initial premium payment is made. The DCA Plus Account must be elected at the time your policy is issued. (See the SAI for more information.)

AUTOMATIC ASSET REALLOCATION

     If you choose this feature, we will reallocate your assets automatically on a schedule you select among the Investment Divisions in order to maintain a predetermined percentage invested in the Investment Division(s) you have selected. You can elect this option as long as the Cash Value allocated to the Separate Account is $2,500 or more. (See the SAI for more information.)

INTEREST SWEEP

     You can instruct us to periodically transfer the interest credited to the Fixed Account into the Investment Division(s) you specify. You can elect this option as long as the amount in the Fixed Account is $2,500 or more. (See the SAI for more information.)

EXPENSE ALLOCATION

     At any time, you can choose how to allocate certain policy expenses. (See "Charges Associated with the Policy--Deductions from Cash Surrender Value" for details.)

UPROMISE ACCOUNT RIDER (AVAILABLE ONLY AT THE TIME OF APPLICATION, IN JURISDICTIONS WHERE APPROVED)

     The Upromise Rider is available for Non-Qualified Policies funded directly by you (non-Section 1035 exchanged policies). For you to qualify for the benefit of this Rider, We require that you either have a valid Upromise Account at the time of application, or that you open one within 90 days of the policy delivery date, and that you register the policy with Upromise within 90 days of the policy delivery date. Once We confirm that you have met all requirements, We will deposit the amount of $25 into your Upromise Account no sooner than 30 days but no later than 60 days from the date you register the policy with Upromise. (See the SAI for more information.)

POLICY SPLIT OPTION (SVUL POLICIES ONLY)

     You can exchange your policy, without evidence of insurability, for two equal life insurance policies, one on each of the Insureds within 6 months of the following two dates:

               (1) the date that a final divorce decree which terminates the marriage of the Insureds has been in effect for six months; or

               (2) the effective date of a change in the Federal tax law which results in:

                    (a) a reduction in the unlimited Federal Estate Tax marital deduction provision (Section 2056 of the IRC); or

                    (b) a reduction of at least 50% in the level of estate tax rate from the 1986 Tax Act payable on death.

     You must request a policy split in writing, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of this prospectus. At the time We receive your request:

               (1) Both insureds must be living;

               (2) Each new policy will be a variable adjustable life plan which is being offered by us on the date of the exchange; and

               (3) An insurable interest must exist between the owner of each new policy and the insured of that new policy under all applicable laws.

          See the SAI for more information about the Policy Split Option.

                 ADDITIONAL BENEFITS THROUGH RIDERS AND OPTIONS

     Subject to jurisdictional availability, you can apply for additional benefits by selecting one or more optional riders. With the exception of the Living Benefits Rider and the Spouse's Paid-Up Insurance Purchase Option Rider, which are available without any additional charges, any riders you choose will have their own charges. In addition, a one-time charge is assessed if the Living Benefits Rider and Overloan Protection Rider is exercised. (See "Table of Fees and Expenses" for more information.) The Living Benefits Rider and the Insurance Exchange Rider are available only on Non-Qualified Policies. All other riders are available on both Qualified and Non-Qualified Policies. The Spouse's Paid-Up Insurance Purchase Option Rider is available only on VUL policies and the Level First-to-Die Term Rider is available only on SVUL policies. With the exception of the Living Benefits Rider (LBR), riders must be elected when the policy is issued. LBR (for VUL) and LEB may be elected at any time up to the rider's maximum issue age. LBR (for SVUL) can only be elected after the first death of an insured.

       -- GUARANTEED MINIMUM DEATH BENEFIT RIDER: As long as this rider is in effect and the benefit period has not expired, this rider guarantees that your policy will not lapse even if the policy's Cash Surrender Value is insufficient to cover the current monthly deduction charges. This rider requires that you make certain premium payments into your policy.

       -- LIVING BENEFITS RIDER (ALSO KNOWN AS ACCELERATED DEATH BENEFITS RIDER
          IN MOST JURISDICTIONS): Under this rider, if the Insured has a life expectancy of 12 months or less, you can request a portion or all of the Policy Proceeds as an accelerated death benefit.

       -- LIFE EXTENSION BENEFIT RIDER: This rider provides that on the policy anniversary on which the insured (under VUL) or younger insured (under
          SVUL) is (or would have been) age 100 the life insurance benefit will continue to be equal to the Life Insurance Benefit of the policy plus the death benefit payable under any riders effective on the date of the Insured's (under VUL) or last surviving insured's (under SVUL) death. The charge for this rider will be deducted on each Monthly Deduction Day beginning on the policy anniversary on which the insured is age 90 (under VUL) or the younger insured is or would have been age 90 (under SVUL).

       -- SPOUSE'S PAID-UP INSURANCE PURCHASE OPTION RIDER (VUL POLICIES
          ONLY): Upon the Insured's death, this rider allows a spouse who is the named beneficiary to purchase a new paid-up whole life insurance policy on his or her own life without evidence of insurability.

       -- ACCIDENTAL DEATH BENEFIT RIDER (VUL POLICIES ONLY): This rider provides an additional death benefit if the Primary Insured's death was caused directly, and apart from any other cause, by accidental bodily injury.

       -- CHILDREN'S INSURANCE RIDER (VUL POLICIES ONLY) This rider provides a level term insurance benefit on the child, stepchild, or legally adopted child of the insured (a "covered child") who is at least 16 days old and no older than age 18 at the time of issue is proposed and accepted for coverage.

       -- GUARANTEED INSURABILITY RIDER (VUL POLICIES ONLY): This rider allows you to purchase additional insurance coverage on the Primary Insured, on a scheduled option date or alternative option date, without providing any evidence of insurability.

       -- INSURANCE EXCHANGE RIDER (VUL POLICIES ONLY, NOT AVAILABLE ON POLICIES
          THAT CONTAIN THE ACSV BENEFIT): This rider allows you to exchange the policy for a new NYLIAC variable universal life policy issued on a new insured using values from your original policy. This rider is included in the policy at no additional cost. (See "Federal Income Tax Considerations" for more information about the tax implications of exercising this rider.) This rider may only be exercised once under the Policy. To exercise this rider, you must send a completed Insurance Exchange Rider form to VPSC at one of the addresses listed on the first page of this prospectus.

       -- MONTHLY DEDUCTION WAIVER (VUL POLICIES ONLY): This rider provides for the waiver of monthly deduction charges if the Primary Insured becomes totally disabled. This rider will end on the policy anniversary on which the insured is age 65. When disability begins on or before age 60 and continues to age 65, deductions will be waived to age 100. If disability begins after age 60 and before age 65, deductions will be waived to age 65. Deductions will not be waived for a disability beginning on or after age 65.

       -- TERM INSURANCE ON OTHER COVERED INSURED RIDER (VUL POLICIES
          ONLY): This rider provides term insurance on one or more members of the Primary Insured's immediate family (generally, the spouse and/or children of the insured).

       -- OVERLOAN PROTECTION RIDER: Subject to state availability, your policy will include the Overloan Protection Rider provided that you have elected the Guideline Premium Test as the policy's Life Insurance Qualification Test. When activated, the Overloan Protection Rider guarantees that your policy will not lapse even if the policy's Cash Surrender Value is insufficient to cover the current monthly deduction charges.

       In order to activate the Overloan Protection Rider you must provide us with a written request. A one-time charge will be deducted from the policy's Cash Value on the activation date. There is no charge if the Rider is never activated. In addition, the following conditions must be met upon receipt of your written request:

                    -- The base policy must be in effect for at least 15 years.

                    -- The insured (younger insured under SVUL) must be at least age 75.

                    -- The Life Insurance Benefit Option elected under the base policy is Option 1.

                    -- The loan value exceeds the face amount of the policy in effect at the time of activation.

                    -- The loan value must be equal to or less than 99% of the policy cash value after the deduction of the one time rider charge.

                    -- Activation of the rider cannot cause the policy to
                       violate the Guideline Premium Test (GPT) at any duration.

       We will mail a notice to you at your last known address at least 31 days before the end of the policy Late Period to notify you that the Overloan Protection Rider can be activated. The Overloan Protection Rider will be effective on the Monthly Deduction Day following your written request to activate. Once in effect, the Overloan Protection Rider will prevent your policy from ending. The following changes to your policy will take effect.

                    -- The Life Insurance Benefit Option must be Option 1. If
                       Option 1 is not in effect, it is permanently changed to Option 1 and the face amount of the policy will be changed to 101% of the policy's cash value.

                    -- Any cash value under the policy that is not invested in the Fixed Account will be transferred to the Fixed
                       Account.

                    -- Any riders, except the Overloan Protection Rider, will
                       end.

                    -- No further policy changes, premium payments, transfers, partial surrenders, or full surrenders will be allowed.

                    -- No additional loans or loan repayments will be permitted.

                    -- Loan interest will continue to accrue.

                    -- No further Monthly Deductions will be taken.

       Exercising the Overloan Protection Rider may cause your policy to become a modified endowment contract. If your policy becomes a modified endowment contract, all distributions (including loans) made in the Policy Year in which your policy becomes a modified endowment contract and thereafter will be subject to the rules for modified endowment contracts (for a discussion of these rules, see "Federal Income Tax Considerations -- Modified Endowment Contract Status"). In addition, any distributions (including loans) made within two Policy Years prior to the date on which your policy becomes a modified endowment contract will be subject to these special rules. For these purposes, loans include additional accrued and unpaid interest on existing policy loans. For these reasons, you should consider very carefully, after consultation with your tax advisor, whether to exercise the Overloan Protection Rider.

       -- ESTATE PROTECTION RIDER (SVUL POLICIES ONLY): Where available, this rider provides additional insurance protection for the first four policy years when We have proof that both insured's died. There is a charge for the rider and it may only be purchased at issue. The rider may be cancelled at anytime.

       -- LEVEL FIRST-TO-DIE TERM RIDER (SVUL POLICIES ONLY): This rider provides a level term insurance death benefit which we will pay when either Insured dies while the rider is in effect. We will only pay the benefit once even if both insureds die at the same time.

     See the SAI for more information about riders and options.

                                  MATURITY DATE

     Unless the Life Extension Benefit Rider is in effect, beginning on the policy anniversary on which the insured is age 100 (under VUL) or the younger insured is or would have been 100 (under SVUL), the policy's Face Amount will no longer apply. Instead, your Life Insurance Benefit will equal the Cash Surrender Value of your policy.

     One year before your policy's maturity date, we will notify you that on your maturity date you may elect either:

          (1) to receive the Cash Surrender Value of your policy; or

          (2) to continue the policy without having to pay any more cost of insurance charges or contract fees.

     If you do not make an election, the policy will be continued. If the policy is continued, we will continue to assess the Mortality and Expense Risk charge on the Cash Surrender Value remaining in the Investment Divisions, and Fund charges. The federal income tax treatment of a life insurance policy is uncertain after the insured is age 100. See "Federal Income Tax Considerations" for more information. If you choose to surrender your policy, you must submit a written notification, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

     Please consult your tax advisor regarding the tax implications of these options.

     If your policy is still in effect when the insured (under VUL) or last surviving insured (under SVUL) dies, we will pay the Policy Proceeds to the beneficiary.

               TAX-FREE "SECTION 1035" INSURANCE POLICY EXCHANGES

     Generally, you can exchange one life insurance policy for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code ("IRC"). Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy. Also, some charges may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all of the facts, that the exchange is in your best interest.

                           24-MONTH EXCHANGE PRIVILEGE

     Within the first 24 months after the Issue Date of your policy, if you decide that you do not want to own a variable policy, you can either: (1) transfer the entire Cash Value to the Fixed Account of your policy, or (2) exchange your policy for a new permanent plan of life insurance that we (or one of our affiliates) offer for this purpose. The new policy will have the same Issue Date, issue age, risk classification, and initial Face Amount as your original policy, but will not offer variable investment options such as the Investment Divisions.

     In order to exchange your policy:

       -- your policy must be in effect on the date of the exchange;

       -- you must repay any unpaid loan (including any accrued loan interest);
          and

       -- you must submit a written request in a form acceptable to us to VPSC at one of the addresses listed on the first page of this prospectus.

     We will process your request for an exchange on the later of: (1) the date you send in your written request along with your policy, or (2) the date we receive the necessary loan payment for your exchange at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). The policy exchange will be effective on the later of these two dates. The amount applied to your new policy will be the policy's Cash Value plus a refund of all cost of insurance charges taken as of the date of the exchange. We will require you to make any adjustment to the premiums and Cash Values of your variable policy and the new policy, if necessary.

     When you exchange your policy, all riders and benefits for that policy will end, unless otherwise required by law.

                                    PREMIUMS

     For the purpose of determining whether we require additional underwriting when accepting a premium payment, we classify your premium payments as planned or unplanned premiums. Acceptance of initial and subsequent premium payments is subject to suitability standards.

     The currently available methods of payments are: direct payment to NYLIAC, pre-authorized monthly deductions from your bank, credit union or similar accounts or any other method agreed to by us.

                                 PLANNED PREMIUM

     When you apply for your policy, you select a premium payment schedule, which indicates the amount and frequency of premium payments you intend to make. The premium amount you select for this schedule is called your "planned premium." It is shown on the Policy Data Page.

       -- You may increase or decrease the amount of your planned premium and change the frequency of your payments, within limits.

       -- Planned premium payments end on the policy anniversary on which the insured is age 100 (under VUL) or younger insured is or would have been age 100 (under SVUL).

       -- Your policy will not automatically terminate if you are unable to pay the planned premium. However, payment of your planned premium does not guarantee your policy will remain in effect. Unless the No-Lapse Guarantee Benefit or the Guaranteed Minimum Death Benefit Rider is in effect, your policy will terminate if the Cash Surrender Value is insufficient to pay the monthly deduction charges or if you have an excess policy loan, and you reach the end of the late period and you have not made the necessary payment.

                                UNPLANNED PREMIUM

     An unplanned premium is a payment you make that is not part of the premium schedule you choose.

       -- While the insured (under VUL) or either insured (under SVUL) is living, you may make unplanned premium payments at any time before the policy anniversary on which the insured is age 100 (under VUL) or the younger insured is or would have been age 100 (under SVUL). However, if payment of an unplanned premium will cause the Life Insurance Benefit of your policy to increase more than the Cash Value will increase, (i) we may require proof of insurability before accepting that payment and applying it to your policy, and (ii) for an SVUL policy both insureds must be living. The Life Insurance Benefit increase may occur in order for your policy to continue to qualify as life insurance under the IRC.

       -- If you exchange another life insurance policy to acquire this policy under IRC Section 1035, we will treat the proceeds of that exchange as an unplanned premium.

       -- The minimum unplanned premium amount we allow is $50.

       -- We may limit the number and amount of any unplanned premium payments.

     Factors that are considered in determining your premium payment are: age, underwriting class, gender, policy Face Amount, Fund performance, loans, and riders you add to your policy.

                        RISK OF MINIMALLY FUNDED POLICIES

     You can make additional planned or unplanned premium payments at any time up to the insured's (younger insured for SVUL) attainment of age 100. We will require one or more additional premium payments in the circumstance where the Cash Surrender Value of your policy is determined to be insufficient to pay the charges needed to keep your policy in effect. Should the additional payment(s) not be made, your policy will lapse.

     Although premium payments are flexible, you may need to make subsequent premium payments so that the Cash Surrender Value of your policy is sufficient to pay the charges needed to keep your policy in effect. A policy that is maintained with a Cash Surrender Value just sufficient to cover deductions and charges, or that is otherwise minimally funded, more likely will be unable to maintain its Cash Surrender Value because of market fluctuation and performance-related risks. When determining the amount of your planned premium payments, you should consider funding your policy at a level that has the potential to maximize the investment opportunities within your policy and to minimize the risks associated with market fluctuations. (Your policy can lapse even if you pay all of the planned premiums on time.)

                              TIMING AND VALUATION

     Your premium will be credited to your policy on the Business Day that it is received, assuming it is received prior to 4:00 p.m. Eastern Time. Any premiums received after that time will be credited to your policy on the next Business Day.

     The Fund assets making up the Investment Divisions will be valued only on those days that the NYSE is open for trading. Generally, the NYSE is closed on Saturdays, Sundays and major U.S. holidays.

                                    FREE LOOK

     You have the right to cancel your policy, within certain limits. Under the free look provision of your policy, in most jurisdictions, you have 20 days after you receive your policy to return it and receive a refund. You can cancel increases in the Face Amount of your policy under the same time limits. (See "State Variations" for state-by-state details.) To receive a refund, you must return the policy to the VPSC at one of the addresses noted on the first page of the prospectus (or any other address we indicate to you in writing) or to the registered representative from whom you purchased the policy, along with a written request for cancellation in a form acceptable to us.

     We will allocate premium payments you make with your application or during the free look period to our General Account until the end of the free look period. On the Business Day following the free look period, we will allocate the net premium plus any accrued interest to the Investment Divisions you have selected.

     If you cancel your policy, however, we will pay you only the greater of (a) your policy's Cash Value calculated as of the Business Day either the VPSC or the registered representative through whom you purchased it receives the policy along with the written request for cancellation, or (b) the total premium payments you have made, less any loans and any partial withdrawals you have taken.

     If you cancel an increase in Face Amount of your policy, we will refund the premium payments you have paid in excess of the planned premiums that are allocated to the increase, less any part of the excess premium payments that we have already paid to you.

                                PREMIUM PAYMENTS

     Subsequent premium payments must be mailed to: NYLIAC, 75 Remittance Drive, Suite 3021, Chicago, IL 60675-3021 or by express mail to NYLIAC, Suite 3021, c/o The Northern Trust Bank, 350 North Orleans Street, Receipt & Dispatch, 8(th) Floor, Chicago, IL 60654.

     The currently available methods of payment are: direct payment to NYLIAC, pre-authorized monthly deductions from your bank, credit union or similar accounts and any other method agreed to by us.

     When we receive a premium payment, we deduct the sales expense, state tax, and federal tax charges that apply. The balance of the premium is called the "net premium." We apply your net premium to the Investment Divisions, the Fixed Account and/or DCA Plus Account, according to your instructions.

     If you elect the Guideline Premium Test ("GPT") to determine whether your policy qualifies as life insurance under IRC Section 7702, we may limit your premium payments. If the premiums paid during any Policy Year exceed the maximum amount permitted under the GPT, we will return to you the excess amount within 60 days after the end of the Policy Year. The excess amount of the premiums we return to you will not include any gains or losses attributable to the investment return on those premiums. We will credit interest at a rate of not less than 3% on those premiums from the date such premiums cause the policy to exceed the amount permitted under the GPT to the date we return the premiums to you. (See "Policy Payment Information--Life Insurance Benefit Options" for more information.)

     Premium payments made during the free look period are applied to the General Account. After this period is over, we allocate the net premium, along with any interest credited, to the Investment Divisions of the Separate Account, the Fixed Account, and/or the DCA Plus Account according to the most recent premium allocation election you have given us. You can change the premium allocation any time you make a subsequent premium payment by submitting a revised premium allocation form to one of the addresses listed for payment of subsequent premiums on the first page of this prospectus. Your revised premium allocation selection will be effective as of the Business Day the revised premium allocation is received by VPSC at one of the addresses listed on the first page of this prospectus. Premium allocation selections received after market close will be effective the next Business Day. The allocation percentages must be in whole numbers.

                PREMIUM PAYMENTS RETURNED FOR INSUFFICIENT FUNDS

     If your premium payment is returned by the bank for insufficient funds, we will reverse the investment options you have chosen and charge you a $20 fee for each returned payment. In addition, if we incur any losses as a result of a returned payment, we will deduct the amount of the loss from your policy's Cash Value.

                           POLICY PAYMENT INFORMATION

                       WHEN LIFE INSURANCE COVERAGE BEGINS

     If you have coverage under a conditional temporary agreement and if the policy is issued, the policy will replace the temporary coverage. Your coverage under the policy will be deemed to have begun on the Policy Date.

     In all other cases, if the policy is issued, coverage under the policy will take effect when we receive the initial premium payment that you are required to make when the policy is delivered to you. You can call 1-800-598-2019 to determine if we have received your premium payment.

     The monthly deduction or charges will be taken from the initial premium payment beginning on the first Monthly Deduction Day, which will be the monthly anniversary of the Policy Date on or following the Issue Date. However, if we have not received your initial premium payment as of the Issue Date, the first Monthly Deduction Day will be the monthly anniversary of the Policy Date on or following the date we receive the initial premium payment.

                     CHANGING THE FACE AMOUNT OF YOUR POLICY

     You can request to increase or decrease the Face Amount of your policy under certain circumstances once it is in force. The Face Amount of your policy affects the Life Insurance Benefit to be paid.

     To increase the Face Amount of your policy, you must either contact your registered representative or send a written request, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of this prospectus. If an increase is approved, we will increase the Face Amount on the Monthly Deduction Day on or after the date we approve the increase.

     You should consider the following consequences when increasing the Face Amount of your policy:

       -- additional cost of insurance charges;

       -- an additional per-thousand face amount charge;

       -- a new suicide and contestability period applicable only to the amount of the increase;

       -- a new ten-year surrender charge period applicable only to the amount of the increase;

       -- a change in the life insurance percentage applied to the entire policy under Section 7702 of the IRC; and

       -- a possible new seven-year testing period for modified endowment contract status.

     Under certain circumstances, it may be more advantageous to purchase additional insurance through an existing term insurance rider rather than increasing the policy's Face Amount. (See "Description of The Policy--The Policy--Additional Benefits Through Riders and Options" for details.)

     Under certain circumstances, you can request a decrease in the Face Amount of your policy. To decrease the Face Amount of your policy, you must send a written request, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of this prospectus. You should consider the following possible consequences when decreasing the Face Amount of your policy:

       -- a change in the total policy cost of insurance charge;

       -- a surrender charge applicable to the amount of the decreased Face
          Amount (We will deem the amount attributable to your most recent increase in the Face Amount to be canceled first); and

       -- adverse tax consequences.

     For more information about changing the Face Amount of your policy, see the SAI.

                                 POLICY PROCEEDS

     We will pay proceeds to your beneficiary when we receive satisfactory proof that the Insured (under VUL) or last surviving insured (under SVUL) died. These proceeds will equal:

               1) the Life Insurance Benefit calculated under the Life Insurance
                  Benefit option you have chosen, valued as of the date of death; plus

               2) any additional death benefits available under the riders you have chosen; less

               3) any outstanding loans (including any accrued loan interest as of the date of death) on the policy.

     We will pay interest on these proceeds from the date the insured (under
VUL) or last surviving insured (under SVUL) died until the date we pay the proceeds or the date when the payment option you have chosen becomes effective. See "Policy Payment Information--Life Insurance Benefit Options" for more information.

                                     PAYEES

     The beneficiary is the person(s) or entity(ies) you have specified on our records to receive the Policy Proceeds from your policy. You have certain options regarding the policy's beneficiary:

       -- You name the beneficiary when you apply for the policy. The beneficiary will receive the Policy Proceeds after the insured (under
          VUL) or last surviving insured (under SVUL) dies.

       -- You can elect to have different classes of beneficiaries, such as primary and secondary, where these classes determine the order of payment. You may identify more than one beneficiary per class.

       -- To change a revocable beneficiary while the insured (under VUL) or last surviving insured (under SVUL) is living, you must send a written request in a form acceptable to VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

       -- If no beneficiary is living when the insured (under VUL) or last surviving insured (under SVUL) dies, we will pay the Policy Proceeds to you (the policyowner), or if you are deceased, to your estate, unless we have other instructions from you to do otherwise.

     You can name only those individuals who are able to receive payments on their own behalf as payees or successor payees, unless we agree otherwise. We may require proof of the age of the payee or proof that the payee is living. If we still have an unpaid amount, or there are some payments that still must be made when the last surviving payee dies, we will pay the unpaid amount with interest to the date of payment, or pay the present value of the remaining payments, to that payee's estate. We will make this payment in one sum. The present value of the remaining payments is based on the interest rate used to compute them, and is always less than their sum.

                           WHEN WE PAY POLICY PROCEEDS

     If the policy is still in effect, NYLIAC will pay any Cash Surrender Value, partial surrenders, loan proceeds, or the Policy Proceeds generally within seven days after we receive all of the necessary requirements at the VPSC at one of the address listed on the first page of this prospectus (or any other address we indicate to you in writing).

     Under the following situations, payment of proceeds may be delayed:

       -- We may delay payment of any loan proceeds attributable to the Separate
          Account, any partial surrender from the Separate Account, the Cash Surrender Value, or the Policy Proceeds during any period that:

          (1) we are unable to determine the amount to be paid because the NYSE is closed (other than customary weekend and holiday closings), trading is restricted by the Securities and Exchange Commission ("SEC") or the SEC declares that an emergency exists; or

          (2) the SEC, by order, permits us to delay payment in order to protect our policyowners.

       -- We may delay payment of any portion of any loan or surrender request, including requests for partial surrenders, from the Fixed Account and/or the DCA Plus Account for up to six months from the date we receive your request.

       -- We may delay payment of the entire Policy Proceeds if we contest the payment. We investigate all death claims that occur within the two-year contestable period. Upon receiving information from a completed investigation, we will make a determination, generally within five days, as to whether the claim should be authorized for payment. Payments are made promptly after the authorization.

       -- Federal laws made to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or "freeze" a policy. If these laws apply in a particular policy(ies), we would not be allowed to pay any request for transfers, partial surrenders, surrenders, loans, or death benefits. If a policy or an account is frozen, the Cash Value would be moved to a special segregated interest-bearing account and held in that account until instructions are received from the appropriate federal regulator.

       -- If you have submitted a recent check or draft, we have the right to defer payment of any surrender, loans, death benefit proceeds, or payments under a settlement option until such check or draft has been honored. It may take up to 15 days for a check to clear through the banking system.

     We add interest at an annual rate of 3% (or at a higher rate if required by law) if we delay payment of a partial surrender or Cash Surrender Value for 30 days or more.

     We add interest to Policy Proceeds from the date of death to the date of payment at the same rate as we pay under the Interest Payment Option (or at a higher rate if required by law).

                                  DEATH CLAIMS

     The beneficiary can elect to have the Policy Proceeds paid into an interest-bearing account opened in the beneficiary's name. Within seven days of our receipt of due proof of death and payment instructions at the VPSC at one of the addresses listed on the first page of this prospectus, we will provide the beneficiary with a checkbook to access these funds from the account. The beneficiary can withdraw all or a portion of the Policy Proceeds at any time, and will receive interest on the proceeds remaining in the account. The account is part of our General Account, is not FDIC insured, and is subject to the claims of our creditors. We may receive a benefit from the amounts held in the account. See "Policy Payment Information--Life Insurance Benefit Options" for more information.

     We will pay the Policy Proceeds in one sum unless the beneficiary chooses otherwise. There are two payment options from which to choose: an Interest Accumulation Option and an Interest Payment Option. If any payment under these options is less than $100, we may pay any unpaid amount or present value in one sum.

     Any Policy Proceeds paid in one sum will be paid in cash and bear interest compounded each year from the date of the Insured's or last surviving Insured's, as applicable, death to the date of payment. We set the interest rate each year. This rate will be at least 3% per year (or a higher rate if required by law).

       -- Interest Accumulation Option (Option 1 A)
           Under this option, the portion of the Policy Proceeds the beneficiary chooses to keep with us will earn interest each year. The beneficiary can make partial surrenders from this amount at any time in sums of $100 or more. We will pay interest on the sum withdrawn up to the date of the partial surrender.

       -- Interest Payment Option (Option 1 B)
           Under this option, we will pay interest on all or part of the Policy Proceeds you choose to keep with us. You elect the frequency of the interest payments we make: once each month, every three months, every six months or once each year.

                      ELECTING OR CHANGING A PAYMENT OPTION

     While the insured (under VUL) or insureds (under SVUL) are living, you can elect or change your payment option. To change your payment option, you must send a written request to VPSC in a form acceptable to us at one of the addresses listed on the first page of this prospectus. You can also name or change one or more of the beneficiaries who will be the payee(s) under that option. (See "Policy Payment Information--Payees" for more information.)

     After the insured (under VUL) or last surviving insured (under SVUL) dies, any person who is entitled to receive Policy Proceeds in one sum (other than an assignee) can elect a payment option and name payees. The person who elects a payment option can also name one or more successor payees to receive any amount remaining at the death of the payees. Naming these payees cancels any prior choice of successor payees. A payee who did not elect the payment option has the right to advance or assign payments, take the payments in one sum, change the payment option, or make any other change, only if the person who elects the payment option notifies us in writing and we agree.

                         LIFE INSURANCE BENEFIT OPTIONS

     Under your policy, the Life Insurance Benefit depends on the Life Insurance Benefit option you choose. Your policy offers three options:

     OPTION 1-- The Life Insurance Benefit under this option is equal to the policy's Face Amount. Except as described below, your Life Insurance Benefit under this option will be a level amount.

     OPTION 2-- The Life Insurance Benefit under this option is equal to the policy's Face Amount plus the policy's Cash Value on the date of death. The Life Insurance Benefit under this option will vary with the policy's Cash Value. Cash Value varies due to performance of the Investment Divisions selected, interest credited to the Fixed Account and/or the DCA Plus Account, outstanding loans (including loan interest), charges, and premium payments. Your Life Insurance Benefit will never be less than your policy's Face Amount.

     OPTION 3-- The Life Insurance Benefit under this option is equal to the policy's Face Amount plus the Adjusted Total Premium. The Life Insurance Benefit under this option will vary with the policy's Adjusted Total Premium (total premiums paid minus any partial surrenders). Your Life Insurance Benefit will never be less than your policy's Face Amount.

     We determine the Life Insurance Benefit as of the date of the insured's (under VUL) or last surviving insured's (under SVUL) death. Under any of the options, your Life Insurance Benefit may be greater if the policy's Cash Value, multiplied by the minimum percentage necessary for the policy to qualify as life insurance under IRC Section 7702, is greater than the amount calculated under the option you have chosen. You can find this percentage on the Policy Data Page.

     Under Section 7702, a policy will generally be treated as life insurance for federal tax purposes if, at all times, it meets either the Guideline Premium Test ("GPT") or the Cash Value Accumulation Test ("CVAT"). You must choose either the GPT or CVAT before the policy is issued. Once the policy is issued, you may not change to a different test. The Life Insurance Benefit will vary depending on which test is used.

     The GPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into a policy. The corridor requires that the Life Insurance Benefit be at least a certain percentage (varying each year by the Age of the insured) of the Cash Value. The CVAT does not have a premium limit, but does have a corridor that requires that the Life Insurance Benefit be at least a certain percentage (varying based on Age, gender, and risk class of the insured) of the Cash Value.

     The corridor under the CVAT is different than the corridor under the GPT. Specifically, the CVAT corridor requires more Life Insurance Benefit in relation to Cash Value than is required by the GPT corridor. Therefore, as your Cash Value increases, your Life Insurance Benefit will increase more rapidly under CVAT than it would under GPT.

     Your policy will be issued using the GPT unless you choose otherwise. In deciding whether or not to choose the CVAT, you should consider that the CVAT generally permits more premiums to be contributed to a policy, but may require the policy to have a higher Life Insurance Benefit.

     Assuming your Life Insurance Benefit does not increase in order to meet the requirements of IRC Section 7702, and assuming the same Face Amount and premium payments under these options:

       -- If you choose Option 1, your Life Insurance Benefit will not vary in amount, and generally you will have lower total policy cost of insurance charges and lower Policy Proceeds.

       -- If you choose Option 2 or 3, your Life Insurance Benefit will vary with your policy's Cash Value or Adjusted Total Premium, and you will generally have higher total policy cost of insurance charges and higher Policy Proceeds than under Option 1.

     (See the SAI for examples of the impact of these tests on sample Life Insurance Benefit options).

     Tax law provisions relating to "employer-owned life insurance contracts" may impact whether and to what extent the Life Insurance Benefit may be received on a tax-free basis. You may be required to take certain actions before acquiring the Policy in order to ensure that such Benefit may be received on a tax-free basis. See the discussion under "Federal Income Tax Considerations--Life Insurance Status of Policy--Pension Protection Act of 2006--Impact on Employer-Owned Policies" for more information.

CHANGING YOUR LIFE INSURANCE BENEFIT OPTION

     You can change the Life Insurance Benefit option for your policy while the insured (under VUL) or both insureds (under SVUL) are alive. Changes to Option 3 are not permitted. We may, however, prohibit you from changing the Life Insurance Benefit option if the change would (1) cause the policy to fail to qualify as life insurance under Section 7702 of the IRC or (2) cause the policy's Face Amount to exceed our limits on the risk we retain, which we set at our discretion. Option changes are not permitted on or after the policy anniversary on which the insured is age 100 (under VUL) or younger insured is or would have been age 100 (under SVUL).

     In order to change your Life Insurance Benefit option, you must submit a signed written request to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). We will change your Life Insurance Benefit option on the Monthly Deduction Day on or after the date we receive your written request.

     (See the SAI for examples of how an option change can impact your Life Insurance Benefit.)

                          ADDITIONAL POLICY PROVISIONS

                  LIMITS ON OUR RIGHTS TO CHALLENGE YOUR POLICY

     Generally, we must bring any legal action contesting the validity of your policy within two years of the Issue Date, including any action taken to contest a Face Amount increase as a result of a change in the Life Insurance Benefit option. For any increase(s) in Face Amount other than one due to a change in the Life Insurance Benefit option, this two-year period begins on the effective date of the increase.

                                     SUICIDE

     If the death of the insured (under VUL) or last surviving insured (under
SVUL) is a result of suicide within two years of the Issue Date, we will pay a limited life insurance benefit in one sum to the beneficiary. The limited life insurance benefit is the total amount of premiums, less any outstanding loans (including accrued loan interest) and/or partial surrender benefits paid. If a suicide occurs within two years of the effective date of a Face Amount increase, we will only pay the, the total cost of insurance charges We deducted from Cash Value for the increase.

                          MISSTATEMENT OF AGE OR GENDER

     If the policy application misstates any insured's age or gender, we will adjust the Cash Value, the Cash Surrender Value, and the Life Insurance Benefit to reflect the correct age(s) and gender. We will adjust the Policy Proceeds provided by your policy based on the most recent mortality charge for the correct date of birth.

                                   ASSIGNMENT

     You can assign a Non-Qualified Policy as collateral for a loan or other obligation. In order for this assignment to be binding on us, we must receive a signed copy of such assignment at the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). We are not responsible for the validity of any assignment. If your policy is a modified endowment contract, assigning your policy may result in taxable income to you. (See "Federal Income Tax Considerations" for more information.) You cannot assign Qualified Policies.

                                   SURRENDERS

                               PARTIAL SURRENDERS

     You can request a partial surrender from your policy if: (1) the insured (under VUL) or either insured (under SVUL) is living, (2) the partial surrender being requested is at least $100 (under VUL) or $500 (under SVUL), and (3) the partial surrender will not cause the policy to fail to qualify as life insurance under IRC Section 7702.

AMOUNT AVAILABLE FOR A PARTIAL SURRENDER

     You may request a partial surrender from the policy for an amount up to the Cash Surrender Value of your policy. We process a partial surrender at the price next determined after we receive your written request. We will not allow a partial surrender if it would reduce the policy's Face Amount below the minimum Face Amount requirement of $50,000 (under VUL) or $100,000 (under SVUL). See "Surrenders--Partial Surrenders--The Effect of a Partial Surrender" for more information on how a partial surrender can reduce your Face Amount, as applicable.

REQUESTING A PARTIAL SURRENDER

     You can request a partial surrender from your policy by sending a written request to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing) or by calling 1-800-598-2019.

     We will pay any partial surrenders generally within seven days after we receive all of the necessary documentation and information. However, we may delay payment under certain circumstances. (See "Policy Payment
Information--When We Pay Policy Proceeds" for more information.)

     Unless you choose a later effective date, your requested partial surrender will be effective on the date we receive your written request. However, if the day we receive your request is not a Business Day or if your request is received after the closing of regular trading on the New York Stock Exchange, then the requested partial surrender will be effective on the next Business Day.

     When you make a partial surrender, we reserve the right to deduct a fee, not to exceed $25, for processing the partial surrender.

     You can specify how much of the partial surrender you want taken from the amount you have in each of the Investment Divisions and in the Fixed Account and DCA Plus Account. If you do not specify this, we will deduct the partial surrender and any partial surrender fee from the Investment Divisions, the Fixed Account and/or the DCA Plus Account in proportion to the amounts you have in each of these investment options. If you request a partial surrender that is greater than the amount in the Investment Divisions, the Fixed Account and/or the DCA Plus Account you have chosen, we will reduce the amount of the partial surrender to the amount available and pay you that amount less any applicable surrender fee.

     A partial surrender may result in taxable income to you. (See "Federal Income Tax Considerations" for more information.)

THE EFFECT OF A PARTIAL SURRENDER

     When you make a partial surrender, we reduce your Cash Value and Cash Surrender Value by the amount of the partial surrender, and any applicable surrender fee.

       -- OPTION 1

        If you have elected Life Insurance Benefit option 1, we reduce your policy's Face Amount by the difference between:

           (1) the amount of the surrender; and

           (2) the greater of:

               (a) the Cash Value of the policy immediately prior to the surrender, minus the Face Amount divided by the applicable percentage for the Insured's age at the time of the partial surrender, as shown on the Policy Data Page, or

               (b) zero.

       -- OPTION 2

           If you have elected Life Insurance Benefit Option 2, we will not reduce your policy's Face Amount.

       -- OPTION 3

           If you have elected Life Insurance Benefit Option 3, the Adjusted Total Premium will be reduced by the amount of the surrender proceeds. A reduction of the Adjusted Total Premium will never cause the Adjusted Total Premium to be less than zero. For policies where the Adjusted Total

          Premium is less than the amount of the surrender, the Face Amount of the policy will be reduced by the difference between:

           (1) the amount of the surrender, less the Adjusted Total Premium amount immediately prior to the surrender; and

           (2) the greater of:

               (a) the Cash Value of the policy immediately prior to the partial surrender, less the Adjusted Total Premium, minus the Face Amount divided by the applicable percentage for the Insured's age at the time of the surrender, as shown on the Policy Data Page, or

               (b) zero.

     Any decrease in the Face Amount caused by the partial surrender will first be applied against the most recent increase in Face Amount. It will then be applied to other increases in Face Amount and then to the initial Face Amount in the reverse order in which they took place.

                                 FULL SURRENDERS

CASH SURRENDER VALUE

     The Cash Surrender Value of your policy is the amount we will pay you if you request a full surrender of your policy. The Cash Surrender Value of your policy is equal to the Cash Value of the policy less outstanding policy loans (including any accrued loan interest). Since the Cash Value of the policy fluctuates with the performance of the Investment Divisions and the interest credited to the Fixed Account and the DCA Plus Account, and because a surrender fee may apply, the Cash Surrender Value may be more or less than the total premium payments you have made less any applicable fees and charges. You can surrender your policy for its Cash Surrender Value at any time while the insured (under VUL) or last surviving insured (under SVUL) is living.

ALTERNATIVE CASH SURRENDER VALUE ("ACSV")

     ACSV may be made available to a policy owned by a Corporation or an Irrevocable Trust or it may be made available to a policy that may be funded by a Corporation or a Trust, a policy owned by an approved charitable organization, a policy that may be financed through an approved financial institution, or other defined policyowner classes, if we agree. ACSV can be elected only at issue. The current Mortality and Expense Risk charges will be higher for policies with ACSV. The interest crediting rate for the Fixed Account and DCA Plus Account on Policies with ACSV will be lower than on policies without ACSV.

     If your policy has the ACSV, then for a period of ten years from the Issue Date, while the insured (under VUL) or either insured (under SVUL) is still living, you may surrender the policy for the Alternative Cash Surrender Value benefit. The ACSV benefit is equal to the Cash Surrender Value plus the unamortized value of the ACSV. The cumulative ACSV Benefit is the sum of all sales expense charges and the monthly per thousand Face Amount charges since issue. The ACSV Benefit will be amortized beginning with the 13th policy month and continuing through the end of the 10th Policy Year. On the 10th Policy Anniversary and any date thereafter, the ACSV Benefit will be zero. (See the SAI for details.)

REQUESTING A SURRENDER

     To surrender the policy, you must send written notification, in a form acceptable to us, to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

WHEN THE SURRENDER IS EFFECTIVE

     Your surrender will be effective as of the end of the Business Day VPSC receives your written request and the policy. If, however, the day we receive your request is not a Business Day or if your request is received after the closing of regular trading on the New York Stock Exchange, the requested surrender will be effective on the next Business Day. Generally, we will mail the surrender proceeds within seven days after the effective date, subject to the limits explained in the "When We Pay Policy Proceeds" section.

                                      LOANS

     You can borrow any amount up to the loan value of the policy. The loan value at any time is equal to: ((100% - a) x b) - c, where:

    a = the current loan interest rate;
    b = the policy's Cash Surrender Value; and c = the sum of three month's of Monthly Deductions.

                      YOUR POLICY AS COLLATERAL FOR A LOAN

     When you request a loan, if the Cash Value in the Fixed Account does not equal at least 100% of the requested loan plus any outstanding loans including accrued loan interest, a transfer of funds will be made from the DCA Plus Account to the Fixed Account so that the Cash Value in the Fixed Account is at least 100% of the requested loan plus any outstanding loans, including accrued loan interest. If, after the transfer of all funds in the DCA Plus Account, the Cash Value of the Fixed Account is not at least 100% of the requested loan amount, a transfer of funds will be made from the Separate Account to the Fixed Account so that the Cash Value in the Fixed Account is at least 100% of the requested loan amount plus any outstanding loans including accrued loan interest. We will transfer these funds from the Investment Divisions of the Separate Account in accordance with your instructions or, if you have not provided us with any instructions, in proportion to the amounts you have in each Investment Division. While any policy loan is outstanding, we will not allow you to make any partial surrenders or transfer any funds from the Fixed Account if the partial surrender or transfer would cause the Cash Value of the Fixed Account to fall below 100% of all outstanding loans. In addition, if the monthly deductions from the Cash Value will cause the Cash Value of the Fixed Account to fall below 100% of all outstanding policy loans, we will take these deductions first from the DCA Plus Account, and then from the Investment Divisions of the Separate Account as indicated above.

                                  LOAN INTEREST

     We currently charge an effective annual loan interest rate of 4% in Policy Years 1-10, and 3% in Policy Years 11 and beyond. We may increase or decrease this rate but we guarantee that the rate will never exceed 6%. We will determine the loan interest rate at least once every twelve months, but not more frequently than once every three months. If we increase the rate, we will not increase it by more than 1% per calendar year.

                  INTEREST ON THE CASH VALUE HELD AS COLLATERAL

     When you take a loan against your policy, the loaned amount that we hold in the Fixed Account may earn interest at a different rate from the rate we charge you for loan interest. The rate on the loaned amount in the Fixed Account may also be different from the rate we credit on other amounts in the Fixed Account or amounts in the DCA Plus Account. The rate we credit on loaned amounts will never be less than 2% less than the rate we charge for policy loans. We guarantee that the interest rate we credit on loaned amounts will always be at least 3%. For the first ten Policy Years, the rate we currently expect to credit on loaned amounts is 1% less than the rate we charge for loan interest. Beginning in the Policy Year 11, the rate we credit on loaned amounts will never be 0.25% less than the rate we charge for policy loans. The rate we currently expect to credit on loaned of amounts is equal to the rate We charge for loan interest. The interest earned on amounts held as collateral for the policy loan will remain in the Fixed Account.

                            WHEN LOAN INTEREST IS DUE

     The interest we charge on a loan accrues daily and is payable on the earliest of the following dates:

     -- the policy anniversary;

     -- the date you increase or repay a loan;

     -- the date of a new loan;

     -- the date you surrender the policy;

     -- the date the policy lapses; or

     -- the date on which the insured (under VUL) or last surviving insured
        (under SVUL) dies.

     Any loan interest due on a policy anniversary that you do not pay will be charged against the policy as an additional loan. You should be aware that the larger the loan becomes relative to the Cash Value, the greater the risk that the remaining Cash Surrender Value may not be sufficient to support the policy charges and expenses, including any loan interest due, and the greater the risk of the policy lapsing.

                                 LOAN REPAYMENT

     You can repay all or part of a policy loan at any time while your policy is in effect. We will consider any payment we receive from you while you have a loan outstanding to be a premium payment unless you tell us in writing that it is a loan repayment. When a loan repayment is received, we will first use the money to cancel all or part of any outstanding loan which was originally taken from the Fixed Account. Any remaining portion of the loan payment will be allocated to the Separate Account in the same proportion as the amount of money you have in each Investment Division on the date of the loan repayment, unless you indicate otherwise and we agree. Loan payments must be sent to NYLIAC at one of the addresses listed on the first page of this prospectus.

                              EXCESS LOAN CONDITION

     If the amount of any unpaid loans (including any accrued loan interest) is greater than the Cash Value of your policy less surrender charges, we will mail a notice to you at your last known address. We will also send a copy of the notice to the last known assignee, if any, on our records. If you do not pay the necessary amount within 31 days after the day we mail you this notice, we will terminate your policy. This could result in a taxable gain to you.

                           THE EFFECT OF A POLICY LOAN

     A loan, repaid or not, has a permanent effect on your Cash Value. This effect occurs because the investment results of each Investment Division apply only to the amounts remaining in such Investment Divisions. The longer a loan is outstanding, the greater the effect on your Cash Value. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate credited on loaned amounts held in the Fixed Account, your Cash Value will not increase as rapidly as it would have had no loan been made. If the Investment Divisions earn less than the interest on loaned amounts held in the Fixed Account, then your Cash Value may be greater than it would have been had no loan been made. If not repaid, the aggregate amount of the outstanding loan principal and any accrued interest will reduce the Policy Proceeds that might otherwise be payable.

     In addition, unpaid loan interest generally will be treated as a new loan under the IRC. If the policy is a modified endowment contract, a loan may result in taxable income to you. In addition, for all policies, if the loans taken, including unpaid loan interest, exceed the premiums paid, policy surrender or policy lapse will result in a taxable gain to you. (See "Federal Tax Considerations" for more information.)

                          TERMINATION AND REINSTATEMENT

                                   LATE PERIOD

     The late period is the 62 days following the Monthly Deduction Day on which the Cash Surrender Value of your policy is insufficient to pay the monthly deductions from Cash Value for the next policy month. During this period, you have the opportunity to pay any premium needed to cover any overdue charges. We will mail a notice to your last known address stating this amount. We will send a copy of the notice to the last known assignee, if any, on our records. We will mail these notices at least 31 days before the end of the late period. Your policy will remain in effect during the late period. However, if we do not receive the required payment before the end of the late period, we will terminate your policy without any benefits. No new loans or partial surrenders may be taken during the late period. If your policy has the No-Lapse Guarantee, it may prevent your policy from terminating during the first five years.

     If the insured (under VUL) or last surviving insured (under SVUL) dies during the late period, we will pay the Policy Proceeds to the beneficiary. We will reduce the Life Insurance Benefit by the amount of any unpaid loan and accrued loan interest and by any unpaid monthly deductions due from the Cash Value for the full policy month(s) from the beginning of the late period through the policy month in which the insured dies.

                               NO-LAPSE GUARANTEE

     The no-lapse guarantee ensures that the policy will remain in effect during the first five Policy Years if it passes a minimum premium test. In order to pass that test, the total premiums you have paid into the policy (adjusted for loans or partial surrenders you have taken) must be at least equal to the minimum monthly premium payment amount of the policy, as shown on the Policy Data Page, multiplied by the number of months that the policy has been in effect.

     If the policy passes the minimum premium test, it will not enter the late period even if the Cash Surrender Value on a Monthly Deduction Day is insufficient to pay for the monthly deductions from Cash Value for the next policy month. Rather, we will deduct the charges from your Cash Surrender Value to the extent possible. We will defer the deduction of any amount that exceeds the Cash Surrender Value until the end of the guarantee period. When the guarantee period ends, if there is insufficient Cash Surrender Value to cover the current and any deferred monthly charges, you will be sent a bill. If that bill is not paid, the policy will end.

     The No-Lapse Guarantee will end on the fifth policy anniversary.

                              REINSTATEMENT OPTION

     If your policy has ended, you can request that we reinstate your policy if all of these conditions are met:

       -- you send a written request for reinstatement, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of this prospectus, within five years after your policy is ended;

       -- the insured (under VUL) or both insureds (under SVUL) are alive (we will, however, accept your reinstatement request when only one insured is living if the other insured died before your policy was terminated); and

       -- you have not surrendered your policy for its Cash Surrender Value.

     Keep in mind that a termination and subsequent reinstatement may cause your policy to become a modified endowment contract. Modified endowment contracts are subject to less favorable tax treatment on partial surrenders or amounts borrowed from the policy.

     Before we reinstate your policy, we must also receive the following:

          (1) a payment equal to an amount sufficient to keep the policy in effect for at least three months, and

          (2) satisfactory evidence of insurability, if your reinstatement request is more than 31 days after the end of the late period.

     We will apply your payment to the Investment Divisions and/or the Fixed Account as of the Business Day we receive it and in accordance with your instructions at the time you make such payment. Payments received after 4:00 p.m. (Eastern Time) on any Business Day, or any non-Business Day, will be credited on the next Business Day.

     The effective date of reinstatement will be the Monthly Deduction Day on or following the date we approve your request for reinstatement. The approval for reinstatement is contingent upon our receipt from you of any additional premiums due, which is an amount that is sufficient to keep the policy in force at least 3 months.

     If we reinstate your policy, the Face Amount for the reinstated policy will be the same as it would have been if the policy had not terminated.

     The Cash Value of the reinstated policy will be the Cash Value at the time the policy lapsed. We will deduct any unpaid loan from this Cash Value, or any unpaid loan can be repaid together with loan interest, up to 6% compounded annually, from the end of the late period to the date of reinstatement.

                        FEDERAL INCOME TAX CONSIDERATIONS

                                   OUR INTENT

     Our intent in the discussion in this section is to provide general information about federal income tax considerations related to the policies. This is not an exhaustive discussion of all tax questions that might arise under the policies. This discussion is not intended to be tax advice for you. Tax results may vary according to your particular circumstances, and you may need tax advice in connection with the purchase or use of your policy.

     The discussion in this section is based on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). We have not included any information about applicable state or other tax laws. Further, you should note that tax law changes from time to time. We do not know whether the treatment of life insurance policies under federal income tax or estate or gift tax laws will continue. Future legislation, regulations, or interpretations could adversely affect the tax treatment of life insurance policies. Lastly, there are many areas of the tax law where minimal guidance exists in the form of Treasury Regulations or Revenue Rulings. You should consult a tax advisor for information on the tax treatment of the policies, for the tax treatment under the laws of your state, or for information on the impact of proposed or future changes in tax legislation, regulations, or interpretations.

     The ultimate effect of federal income taxes on values under the policy and on the economic benefit to you or the beneficiary depends upon NYLIAC's tax status, upon the terms of the policy, and upon your circumstances.

                  TAX STATUS OF NYLIAC AND THE SEPARATE ACCOUNT

     NYLIAC is taxed as a life insurance company under Subchapter L of the IRC. The Separate Account is not a separate taxable entity from NYLIAC and we take its operations into account in determining NYLIAC's income tax liability. As a result, NYLIAC takes into account applicable tax attributes of the assets of the Separate Account on its corporate income tax return, including corporate dividends received deductions and foreign tax credits that may be produced by assets of the Separate Account. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining policy Cash Values, and are automatically applied to increase the book reserves associated with the policies. Under existing federal income tax law, neither the investment income nor any net capital gains of the Separate Account, are taxed to NYLIAC to the extent those items are applied to increase tax-deductible reserves associated with the policies.

                                CHARGES FOR TAXES

     We impose a federal tax charge on Non-Qualified Policies equal to 1.25% of premiums received under the policy to compensate us for taxes we have to pay under Section 848 of the IRC in connection with our receipt of premiums under Non-Qualified Policies. No other charge is currently made to the Separate Account for our federal income taxes that may be attributable to the Separate Account. In the future, We may impose a charge for our federal income taxes attributable to the Separate Account. In addition, depending on the method of calculating interest on amounts allocated to the Fixed Account and/or DCA Plus Account, We may impose a charge for the policy's share of NYLIAC's federal income taxes attributable to the Fixed Account and/or DCA Plus Account.

     Under current laws, We may incur state or local taxes (in addition to premium taxes) in several states. At present we do not charge the Separate Account for these taxes. We, however, reserve the right to charge the Separate Account for the portion of such taxes, if any, attributable to the Separate Account or the policies.

                  DIVERSIFICATION STANDARDS AND CONTROL ISSUES

     In addition to other requirements imposed by the IRC, a policy will qualify as life insurance under the IRC only if the diversification requirements of IRC
Section 817(h) are satisfied by the Separate Account. We intend for the Separate Account to comply with IRC Section 817(h) and related regulations. To satisfy these diversification standards, the regulations generally require that on the last day of each calendar quarter, no more than 55% of the value of a Separate Account's assets can be represented by any one investment, no more than 70% can be represented by any two investments, no more than 80% can be represented by any three investments, and no more than 90% can be represented by any four investments. For purposes of these rules, all securities of the same issuer generally are treated as a single investment, but each U.S. Government agency or instrumentality is treated as a separate issuer. Under a "look through" rule, We are able to meet the diversification requirements by looking through the Separate Account to the underlying Eligible Portfolio. Each of the Funds has committed to us that the Eligible Portfolios will meet the diversification requirements.

     The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if he or she possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable policyowner's gross income. In connection with its issuance of temporary regulations under IRC Section 817(h) in 1986, the Treasury Department announced that such temporary regulations did not provide guidance concerning the extent to which policyowners could be permitted to direct their investments to particular Investment Divisions of a separate account and that guidance on this issue would be forthcoming. Regulations addressing this issue have not yet been issued or proposed. The ownership rights under your policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, you have additional flexibility in allocating premium payments and policy Cash Values. These differences could result in your being treated as the owner of your policy's pro rata portion of the assets of the Separate Account. In addition, We do not know what standards will be set forth, if any, in the regulations or ruling which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the policy, as deemed appropriate by us, to attempt to prevent you from being considered the owner of your policy's pro rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Eligible Portfolios will continue to be available, will be able to operate as currently described in the Fund prospectuses, or that a Fund will not have to change an Eligible Portfolio's investment objective or investment policies.

                         LIFE INSURANCE STATUS OF POLICY

     We believe that the policy meets the statutory definition of life insurance under IRC Section 7702 and that you and the beneficiary of your policy, subject to the discussion below under "Pension Protection Act of 2006--Impact on Employer-Owned Policies", will receive the same federal income tax treatment as that accorded to owners and beneficiaries of fixed benefit life insurance policies. Specifically, subject to the discussion below under "Pension Protection Act of 2006--Impact on Employer-Owned Policies", We believe that the Life Insurance Benefit under your policy will be excludable from the gross income of the beneficiary subject to the terms and conditions of Section 101(a)(1) of the IRC. Pursuant to Section 101(g) of the IRC, amounts received by the policyowner may also be excludable from the policyowner's gross income when the insured has a terminal illness and benefits are paid under the Living Benefits Rider. (Life insurance benefits under a "modified endowment contract" as discussed below are treated in the same manner as Life Insurance Benefits under life insurance policies that are not so classified.)

PENSION PROTECTION ACT OF 2006 -- IMPACT OF EMPLOYER-OWNED POLICIES

     For an "employer-owned life insurance contract" issued after August 17, 2006 (unless issued in a 1035 exchange for a contract originally issued prior to that date where the new contract is not materially different from the exchanged contract), if certain specific requirements described below are not satisfied, the Pension Protection Act of 2006 (the "Act") generally requires policy beneficiaries to treat death proceeds paid under such contract as income to the extent such proceeds exceed the premiums and other amounts paid by the policyholder for the contract. This rule of income inclusion will not apply if, before the policy is issued, the employer-policyholder provides certain written notice to and obtains certain written consents from insureds (who must be United States citizens or residents) in circumstances where:

          (1) the insured was an individual who was an employee within 12 months of his death;

          (2) the insured was a "highly compensated employee" at the time the contract was issued. In general, highly compensated employees for this purpose are more than 5 percent owners, employees who for the preceding year received in excess of $100,000 (for 2007), directors and anyone else in the top 35 percent of employees based on compensation;

          (3) the death proceeds are paid to a family member of the insured (as defined under Code Section 267 (c)(4)), an individual who is a designated beneficiary of the insured under the policy (other than the policyholder), a trust established for either the family member's or beneficiary's benefit, or the insured's estate; or

          (4) the death proceeds are used to buy an equity interest in the policyholder from the family member, beneficiary, trust or estate.

     Policyholders that own one or more contracts subject to the Act will also be subject to annual reporting and record-keeping requirements.

     You should consult with your tax advisor to determine whether and to what extent the Act may apply to the Policy. Assuming the Act applies, you should, to the extent appropriate, (in consultation with your tax advisor), take the necessary steps, before you acquire the Policy, to ensure that the income inclusion rule described above does not apply to the Policy.

     In addition, unless the policy is a "modified endowment contract," in which case the receipt of any loan under the policy may result in recognition of income to the policyowner, We believe that the policyowner will not be deemed to be in constructive receipt of the cash values, including increments thereon, under the policy until proceeds of the policy are received upon a surrender of the policy or a partial withdrawal.

     We reserve the right to make changes to the policy if We think it is appropriate to attempt to assure qualification of the policy as a life insurance contract. If a policy were determined not to qualify as life insurance, the policy would not provide the tax advantages normally provided by life insurance.

                       MODIFIED ENDOWMENT CONTRACT STATUS

     Internal Revenue Code Section 7702A defines a class of life insurance policies referred to as modified endowment contracts. Under this provision, the policies will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance policies, as described below. Taxation of pre-death distributions (including loans) from policies that are classified as modified endowment contracts and that are entered into on or after June 21, 1988 is somewhat different, as described below.

     A life insurance policy becomes a "modified endowment contract" if, at any time during the first seven years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, such that if paid for each of the first seven years, will fully pay for all future life insurance and endowment benefits under a life insurance policy. For example, if the "seven-pay premium" was $1,000, the maximum premium that could be paid during the first seven years to avoid "modified endowment" treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a policy may or may not be a modified endowment contract, depending on the amount of premium paid during each of the policy's first seven years. A policy received in exchange for a modified endowment contract will be taxed as a modified endowment contract even if it would otherwise satisfy the seven-pay test.

     Certain changes in the terms of a policy, including a reduction in Life Insurance Benefits will require a policy to be retested to determine whether the change has caused the policy to become a modified endowment contract. In addition, if a "material change" occurs at any time while the policy is in force, a new seven-pay test period will start and the policy will need to be retested to determine whether it continues to meet the seven-pay test. A "material change" generally includes increases in Life Insurance Benefits, but does not include an increase in Life Insurance Benefits which is attributable to the payment of premiums necessary to fund the lowest level of Life Insurance Benefits payable during the first seven Policy Years, or which is attributable to the crediting of interest with respect to such premiums.

     Because the policy provides for flexible premiums, NYLIAC has instituted procedures to monitor whether, under our current interpretation of the law, increases in Life Insurance Benefits or additional premiums cause either the start of a new seven-year test period or the taxation of distributions and loans. All additional premiums will be considered in these determinations.

     If a policy fails the seven-pay test, all distributions (including loans) occurring in the Policy Year of failure and thereafter will be subject to the rules for modified endowment contracts. A recapture provision also applies to loans and distributions that are received in anticipation of failing the seven-pay test. Under the IRC, any distribution or loan made within two Policy Years prior to the date that a policy fails the seven-pay test is considered to have been made in anticipation of the failure.

STATUS OF THE POLICY AFTER THE YOUNGER INSURED IS AGE 100

     The policy provides that unless the Life Extension Benefit Rider is in effect, beginning on the policy anniversary on which the Insured is Age 100 (under VUL) or the younger insured is or would have been Age 100 (under SVUL), the policy's Face Amount will no longer apply. Instead, the Life Insurance Benefit will equal the Cash Surrender Value of the policy. The IRS has not issued any guidance on the status of a life insurance policy after the insured or the younger insured, as the case may be, becomes Age 100. There is a risk that the policy may not qualify as life insurance under the Federal tax law after the insured or the younger insured, as the case may be, becomes Age 100 and that the owner may become subject to adverse tax consequences at that time. For this reason, a tax advisor should be consulted about the advisability of continuing the policy after the insured or the younger insured, as the case may be, becomes Age 100.

                    POLICY SURRENDERS AND PARTIAL WITHDRAWALS

     Upon a full surrender of a policy for its Cash Surrender Value, you will recognize ordinary income for federal tax purposes to the extent that the Cash Value less surrender charges and any uncollected additional contract charges, exceeds the investment in your policy (the total of all premiums paid but not previously recovered plus any other consideration paid for the policy). The tax consequences of a partial withdrawal from your policy will depend upon whether the partial withdrawal results in a reduction of future benefits under your policy and whether your policy is a modified endowment contract. If upon a full surrender of a policy the premium payments made exceed the surrender proceeds plus the amount of any outstanding loans, you will recognize a loss, which is not deductible for federal income tax purposes.

     If your policy is not a modified endowment contract, the general rule is that a partial withdrawal from a policy is taxable only to the extent that it exceeds the total investment in the policy. An exception to this general rule applies, however, if a reduction of future benefits occurs during the first fifteen years after a policy is issued and there is a cash distribution associated with that reduction. In such a case, the IRC prescribes a formula under which you may be taxed on all or a part of the amount distributed. After fifteen years, cash distributions from a policy that is not a modified endowment contract will not be subject to federal income tax, except to the extent they exceed the total investment in the policy. We suggest that you consult with a tax advisor in advance of a proposed decrease in Face Amount or a partial withdrawal. In addition, any amounts distributed under a "modified endowment contract" (including proceeds of any loan) are taxable to the extent of any accumulated income in the policy. In general, the amount that may be subject to tax is the excess of the Cash Value (both loaned and unloaned) over the previously unrecovered premiums paid.

     For purposes of determining the amount of income received upon a distribution (or loan) from a modified endowment contract, the IRC requires the aggregation of all modified endowment contracts issued to the same policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such policy are taxable to the extent of the income accumulated in all the modified endowment contracts required to be so aggregated.

     If any amount is taxable as a distribution of income under a modified endowment contract (as a result of a policy surrender, a partial withdrawal, or a loan), it may also be subject to a 10% penalty tax under IRC Section 72(v). Limited exceptions from the additional penalty tax are available for certain distributions to individuals who own policies. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 59 1/2; or (ii) that are attributable to the taxpayer's becoming disabled; or
(iii) that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer or for the joint lives or joint life expectancies of the taxpayer and his or her beneficiary.

                      POLICY LOANS AND INTEREST DEDUCTIONS

     We believe that under current law any loan received under your policy will be treated as policy debt to you and that, unless your policy is a modified endowment contract, no part of any loan under your policy will constitute income to you. If your policy is a modified endowment contract (see discussion above) loans will be fully taxable to the extent of the income in the policy (and in any other contracts with which it must be aggregated) and could be subject to the additional 10% penalty tax described above.

     Internal Revenue Code Section 264 provides that interest paid or accrued on a loan in connection with a policy is generally nondeductible. Certain exceptions apply, however, with respect to policies covering key employees. In addition, in the case of policies not held by individuals, special rules may limit the deductibility of interest on loans that are not made in connection with a policy. We suggest consultation with a tax advisor for further guidance.

     In addition, if your policy lapses or you surrender it with an outstanding loan, and the amount of the loan plus the Cash Surrender Value is more than the sum of premiums you paid, you will generally be liable for taxes on the excess. Such amount will be taxed as ordinary income.

                                CORPORATE OWNERS

     Ownership of a policy by a corporation may affect the policyowner's exposure to the corporate alternative minimum tax. In determining whether it is subject to alternative minimum tax, a corporate policyowner must make two computations. First, the corporation must take into account a portion of the current year's increase in the "inside build up" or income on the contract gain in its corporate-owned policies. Second, the corporation must take into account a portion of the amount by which the death benefits received under any policy exceed the sum of (i) the premiums paid on that policy in the year of death, and
(ii) the corporation's basis in the policy (as measured for alternative minimum tax purposes) as of the end of the corporation's tax year immediately preceding the year of death.

                      EXCHANGES OR ASSIGNMENTS OF POLICIES

     If you change the policyowner or exchange or assign your policy, it may have significant tax consequences depending on the circumstances. For example, an assignment or exchange of the policy may result in taxable income to you. Further, IRC Section 101(a) provides, subject to certain exceptions, that where a policy has been transferred for value, only the portion of the Life Insurance Benefit which is equal to the total consideration paid for the policy may be excluded from gross income. For complete information with respect to policy assignments and exchanges, a qualified tax advisor should be consulted.

                     REASONABLENESS REQUIREMENT FOR CHARGES

     Another provision of the tax law deals with allowable charges for mortality costs and other expenses that are used in making calculations to determine whether a policy qualifies as life insurance for federal income tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid. The Treasury Department has issued proposed regulations and is expected to promulgate temporary or final regulations governing reasonableness standards for mortality charges.

        LIVING BENEFITS RIDER (ALSO KNOWN AS ACCELERATED BENEFITS RIDER)

     A Living Benefits Rider is available in connection with the policy. Amounts received under this rider will generally be excludable from your gross income under Section 101(g) of the IRC. The exclusion from gross income will not apply, however, if you are not the insured or if you do not have an insurable interest in the life of the insured either because the insured is your director, officer or employee, or because the insured has a financial interest in a business of yours.

     In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet certain technical aspects of the definition of "life insurance contract" under the IRC. We reserve the right (but we are not obligated) to modify the rider to conform with requirements the IRS may enact.

                                OTHER TAX ISSUES

     Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy Proceeds depend on the circumstances of each policyowner or beneficiary.

                                 QUALIFIED PLANS

     The policies are intended to be used with plans qualified under IRC Section 401(a). While these plans include profit sharing plans, 401(k) plans, money purchase pension plans and defined benefit plans, purchasers of these policies should seek legal and tax advice regarding the suitability of these policies for all types of plans qualified under Section 401(a). Generally, employer contributions to plans qualified under Section 401(a) and earnings thereon are not taxed to participants until distributed in accordance with plan provisions.

                                   WITHHOLDING

     Under Section 3405 of the IRC, withholding is generally required with respect to certain taxable distributions under insurance policies. In the case of periodic payments (payments made as an annuity or on a similar basis), the withholding is at graduated rates (as though the payments were employee wages). With respect to non-periodic distributions, the withholding is at a flat rate of 10%. You can elect to have either non-periodic or periodic payments made without withholding except where your tax identification number has not been furnished to us, or where the IRS has notified us that a tax identification number is incorrect.

     Different withholding rules apply to payments made to U.S. citizens living outside the United States and to non-U.S. citizens living outside of the United States. U.S. citizens who live outside of the United States generally are not permitted to elect not to have federal income taxes withheld from payments. Payments to non-U.S. citizens who are not residents of the United States generally are subject to 30% withholding, unless an income tax treaty between their country of residence and the United States provides for a lower rate of withholding or an exemption from withholding.

                                LEGAL PROCEEDINGS

     NYLIAC is a defendant in individual and/or alleged class action suits arising from its agency sales force, insurance (including variable contracts registered under federal securities law), and/or other operations. Most of these actions seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

     Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible, that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

                               RECORDS AND REPORTS

     New York Life or NYLIAC maintains all records and accounts relating to the Separate Account, the Fixed Account and the DCA Plus Account. Each year we will mail you a report showing the Cash Value, Cash Surrender Value, and outstanding loans (including accrued loan interest) as of the latest policy anniversary. This report contains any additional information required by any applicable law or regulation. We will also mail you a report each quarter showing this same information as of the end of the previous quarter. This quarterly statement reports transactions that you have requested or authorized. Please review it carefully. If you believe it contains an error, we must be notified within 15 days of the date of the statement.

     Generally, NYLIAC will immediately mail you confirmation of any transactions involving the Separate Account. When We receive premium payments on your behalf involving the Separate Account initiated through pre-authorized monthly deductions from banks, payments forwarded by your employer, or through other payments made by pre-authorized deductions to which We agree, a summary of these policy transactions will only appear on your quarterly statement and you will not receive a confirmation statement after each such transaction.

     It is important that you inform NYLIAC of an address change so that you can receive these policy statements (please refer to the section on "How To Reach Us for Policy Services"). In the event your statement is returned from the US Postal Service as undeliverable, we reserve the right to suspend mailing future correspondence and also suspend current transaction processing until a correct address is obtained. Additionally, no new service requests can be processed until a valid current address is provided.

     Reports and promotional literature may contain the ratings New York Life and NYLIAC have received from independent rating agencies. Both companies are among only a few companies that have consistently received among the highest possible ratings from the four major independent rating companies for financial strength and stability: A.M. Best, Fitch, Moody's Investor's Services, Inc. and Standard and Poor's. However, neither New York Life nor NYLIAC guarantees the investment performance of the Investment Divisions.

                              FINANCIAL STATEMENTS

     The consolidated balance sheet of NYLIAC as of December 31, 200[7] and 200[6], and the consolidated statement of income, of stockholder's equity and of cash flows for each of the three years in the period ended December 31, 200[7] (including the report of the independent registered public accounting firm), and the Separate Account statement of assets and liabilities as of December 31, 200[7], and the statement of operations, of changes in net assets and the financial highlights for each of the periods indicated in the Financial Statements (including the report of the independent registered public accounting firm) are included in the SAI. The independent registered public accounting firm is PricewaterhouseCoopers LLP, New York, NY.

                                STATE VARIATIONS

     The following lists by jurisdiction any variations to the statements made in this prospectus. Unless otherwise stated, the variations listed apply to both VUL and to SVUL policies.

                                [TO BE UPDATED.]

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                                   APPENDIX A

  ILLUSTRATIONS FOR NEW YORK LIFE VARIABLE UNIVERSAL LIFE ACCUMULATOR "VUL" AND
            SURVIVORSHIP VARIABLE UNIVERSAL LIFE ACCUMULATOR ("SVUL")

     The following tables demonstrate the way your policy works. The tables are based on the sex, age, underwriting class, initial Life Insurance Benefit, and premium as follows:

     Tables 1A and 2A are for a VUL policy issued to a male with a preferred underwriting class and issue Age 40 with a planned annual premium of $3,500, a Surrender Charge Premium of $4,763.45 and an initial face amount of $250,000 and no riders. It assumes that the Guideline Premium Test was used and that 100% of the net premium is allocated to the Separate Account.

     Tables 1B and 2B are for an SVUL policy issued to a male with Preferred underwriting class and issue age 55, and a female with Preferred underwriting class and issue age 50 with a planned annual premium of $15,000, a Surrender Charge Premium of $21,630.70, an initial face amount of $1,000,000, and no riders. It assumes that the Cash Value Accumulation Test was used and that 100% of the net premium is allocated to the Separate Account.

     The tables show how the Life Insurance Benefit, Cash Value and Cash Surrender Value would vary over an extended period of time assuming hypothetical gross rates of return equivalent to a constant annual rate of 0%, 6%, or 12%. The tables will assist in the comparison of the Life Insurance Benefit, Cash Value and Cash Surrender Value of the policy with other variable life insurance plans.

     The Life Insurance Benefit, Cash Value and Cash Surrender Value for a policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6%, or 12%, but varied above or below those averages for the period. They would also be different depending on the allocation of the assets among the Investment Divisions of the Separate Account and the Fixed Account, if the actual gross rate of return for all Investment Divisions averaged 0%, 6%, or 12%, but varied above or below that average for Individual Investment Divisions. They would also differ if any policy loans or partial surrenders were made or if premium payments were not paid on the policy anniversary during the period of time illustrated. Depending on the timing and degree of fluctuation, the actual values could be substantially more or less than those shown. A lower value may, under certain circumstances, result in the lapse of the policy unless the policyowner pays more than the stated premium.

     Table 1A (VUL) and Table 1B (SVUL) reflect all deductions and charges under the policies and assume that the cost of insurance charges are based on our current cost of insurance rates. These deductions and charges include all charges from planned premium payments and the Cash Value at their current levels, as well as a monthly Mortality and Expense Risk charge equal to
0.55 -- 0.15% annualized (on a current basis) of the cash value allocated to the Separate Account. The Mortality and Expense Risk charge is reduced based on Separate Account cash value and policy duration.

     Table 2A (VUL) and Table 2B (SVUL) reflect all deductions and charges under the policies and assume that the cost of insurance charges are based on the guaranteed cost of insurance rates. These deductions and charges include all charges from planned premium payments and the Cash Value at their guaranteed levels, as well as a monthly Mortality and Expense Risk charge equal to 0.75% annualized (on a guaranteed basis) of the cash value allocated to the Separate Account.

     All tables reflect total assumed investment advisory fees together with other expenses incurred by the funds of [X.XX]% of the average daily net assets of the Funds. This total is based upon an arithmetic average of the management fees, administrative fees and the other expenses after expense reimbursement for each Investment Division. Please refer to the Fee Table in this prospectus for details of the underlying Fund fees.

     Taking into account the average investment advisory fees and expenses of the Funds, the gross rates of return of 0%, 6%, and 12% would correspond to illustrated net investment returns of -[X.XX]%, [X.XX]%, and [XX.XX]%, respectively.

     The actual investment advisory fees and expenses may be more or less than the amounts illustrated and will depend on the allocations made by the policyowner.

     NYLIAC will furnish, upon request, a comparable illustration using the age, sex, and underwriting classification of the insured for any initial Life Insurance Benefit and premium request. In addition to an illustration assuming policy charges at their maximum, we will furnish an illustration assuming current policy charges and current cost of insurance rates.

                                    TABLE 1A

       NEW YORK LIFE VARIABLE UNIVERSAL LIFE ACCUMULATOR INSURANCE POLICY

                      MALE ISSUE AGE: 40, PREFERRED
                      PLANNED ANNUAL PREMIUM: $3,500
                      SURRENDER CHARGE PREMIUM: $4,763.45
                      INITIAL FACE AMOUNT: $250,000
                      LIFE INSURANCE BENEFIT OPTION: 1
                      SECTION 7702 TEST: GUIDELINE PREMIUM TEST

                      ASSUMING CURRENT CHARGES


                                                                                                                      END OF YEAR
                                                                                                                          CASH
                                                                                                                       SURRENDER
                                                                                                                        VALUE(1)
                                                                                                                        ASSUMING
                                                                                                                       HYPOTHETI-
                                             END OF YEAR DEATH                          END OF YEAR CASH                  CAL
                                            BENEFIT(1) ASSUMING                        VALUE(1) ASSUMING                 GROSS
                                             HYPOTHETICAL GROSS                        HYPOTHETICAL GROSS                ANNUAL
                                             ANNUAL INVESTMENT                         ANNUAL INVESTMENT               INVESTMENT
                                                 RETURN OF                                 RETURN OF                   RETURN OF
VALUE (1)                         ---------------------------------------   ---------------------------------------   -----------
POLICY YEAR                            0%            6%           12%            0%            6%           12%            0%
-----------                       -----------   -----------   -----------   -----------   -----------   -----------   -----------
1..............................
2..............................
3..............................
4..............................
5..............................
6..............................
7..............................
8..............................
9..............................
10.............................
15.............................
20.............................
25.............................
                                       END OF YEAR CASH
                                      SURRENDER VALUE(1)
                                    ASSUMING HYPOTHETICAL
                                   GROSS ANNUAL INVESTMENT
                                          RETURN OF
VALUE (1)                         -------------------------
POLICY YEAR                            6%           12%
-----------                       -----------   -----------
1..............................
2..............................
3..............................
4..............................
5..............................
6..............................
7..............................
8..............................
9..............................
10.............................
15.............................
20.............................
25.............................



--------

(1) Assumes no policy loan or partial surrender has been made.

     WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE, AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OR RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NEITHER NYLIAC, THE SEPARATE ACCOUNT, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OR RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

       NEW YORK LIFE VARIABLE UNIVERSAL LIFE ACCUMULATOR INSURANCE POLICY

MALE ISSUE AGE: 40, PREFERRED
PLANNED ANNUAL PREMIUM: $3,500
SURRENDER CHARGE PREMIUM: $4,763.45
INITIAL FACE AMOUNT: $250,000
LIFE INSURANCE BENEFIT OPTION: 1
SECTION 7702 TEST: GUIDELINE PREMIUM TEST

ASSUMING CURRENT CHARGES

                                                                                                                  END OF YEAR
                                                                                                                      CASH
                                                                                                                   SURRENDER
                                                                                                                    VALUE(1)
                                                                                                                    ASSUMING
                                                                                                                   HYPOTHETI-
                                              END OF YEAR DEATH                       END OF YEAR CASH                CAL
                                             BENEFIT(1) ASSUMING                     VALUE(1) ASSUMING               GROSS
                                              HYPOTHETICAL GROSS                     HYPOTHETICAL GROSS              ANNUAL
                                              ANNUAL INVESTMENT                      ANNUAL INVESTMENT             INVESTMENT
                                                  RETURN OF                              RETURN OF                 RETURN OF
VALUE (1)                           -------------------------------------  -------------------------------------  -----------
POLICY YEAR                              0%           6%          12%           0%           6%          12%           0%
-----------                         -----------  -----------  -----------  -----------  -----------  -----------  -----------
30................................
35................................
40................................
45................................
50................................
55................................
60................................
                                        END OF YEAR CASH
                                       SURRENDER VALUE(1)
                                      ASSUMING HYPOTHETICAL
                                     GROSS ANNUAL INVESTMENT
                                            RETURN OF
VALUE (1)                           ------------------------
POLICY YEAR                              6%          12%
-----------                         -----------  -----------
30................................
35................................
40................................
45................................
50................................
55................................
60................................



--------

(1) Assumes no policy loan or partial surrender has been made.

     WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE, AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OR RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NEITHER NYLIAC, THE SEPARATE ACCOUNT, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OR RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                                    TABLE 1B

         NEW YORK LIFE SURVIVORSHIP VARIABLE UNIVERSAL LIFE ACCUMULATOR
                                INSURANCE POLICY

                       MALE ISSUE AGE: 55, PREFERRED
                       FEMALE ISSUE AGE: 50, PREFERRED
                       PLANNED ANNUAL PREMIUM: $15,000
                       SURRENDER CHARGE PREMIUM: $21,630.70
                       INITIAL FACE AMOUNT: $1,000,000
                       LIFE INSURANCE BENEFIT OPTION: 1
                       SECTION 7702 TEST: GUIDELINE PREMIUM TEST

                       ASSUMING CURRENT CHARGES


                                         END OF YEAR DEATH                              END OF YEAR CASH
                                        BENEFIT(1) ASSUMING                            VALUES(1) ASSUMING
                                      HYPOTHETICAL RETURNS OF                       HYPOTHETICAL RETURNS OF
VALUE (1)                    -----------------------------------------     -----------------------------------------
POLICY YEAR                       0%             6%            12%              0%             6%            12%
-----------                  -----------    -----------    -----------     -----------    -----------    -----------
1.........................
2.........................
3.........................
4.........................
5.........................
6.........................
7.........................
8.........................
9.........................
10........................
15........................
20........................
25........................
                                          END OF YEAR CASH
                                         SURRENDER VALUE(1)
                                       ASSUMING HYPOTHETICAL
                                      GROSS ANNUAL INVESTMENT
                                             RETURN OF
VALUE (1)                    -----------------------------------------
POLICY YEAR                       0%             6%            12%
-----------                  -----------    -----------    -----------
1.........................
2.........................
3.........................
4.........................
5.........................
6.........................
7.........................
8.........................
9.........................
10........................
15........................
20........................
25........................



--------

(1) Assumes no policy loan or partial surrender has been made.

     WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE, AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NEITHER NYLIAC, THE SEPARATE ACCOUNT, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OR RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

         NEW YORK LIFE SURVIVORSHIP VARIABLE UNIVERSAL LIFE ACCUMULATOR
                                INSURANCE POLICY

MALE ISSUE AGE: 55, PREFERRED
FEMALE ISSUE AGE: 50, PREFERRED
PLANNED ANNUAL PREMIUM: $15,000
SURRENDER CHARGE PREMIUM: $21,630.70
INITIAL FACE AMOUNT: $1,000,000
LIFE INSURANCE BENEFIT OPTION: 1
SECTION 7702 TEST: GUIDELINE PREMIUM TEST

ASSUMING CURRENT CHARGES

                                                                                                             END OF
                                                                                                            YEAR CASH
                                                                                                            SURRENDER
                                                                                                            VALUE(1)
                                                  END OF YEAR DEATH              END OF YEAR CASH           ASSUMING
                                                 BENEFIT(1) ASSUMING             VALUE(1) ASSUMING         HYPOTHETI-
                                                    HYPOTHETICAL                   HYPOTHETICAL                CAL
                                                     RETURNS OF                     RETURNS OF             RETURNS OF
VALUE (1)                                    --------------------------     --------------------------     ----------
POLICY YEAR                                   0%     6%         12%          0%     6%         12%          0%     6%
-----------                                  ---    ---    ------------     ---    ---    ------------     ---    ---
30........................................
35........................................
40........................................
45........................................
50........................................
                                              END OF YEAR
                                                 CASH
                                               SURRENDER
                                               VALUE(1)
                                               ASSUMING
                                             HYPOTHETICAL
                                              RETURNS OF
VALUE (1)                                    ------------
POLICY YEAR                                       12%
-----------                                  ------------
30........................................
35........................................
40........................................
45........................................
50........................................



--------

(1) Assumes no policy loan or partial surrender has been made.

     WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE, AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NEITHER NYLIAC, THE SEPARATE ACCOUNT, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                                    TABLE 2A

       NEW YORK LIFE VARIABLE UNIVERSAL LIFE INSURANCE ACCUMULATOR POLICY

                     MALE ISSUE AGE: 40, PREFERRED
                     PLANNED ANNUAL PREMIUM: $3,500
                     SURRENDER CHARGE PREMIUM: $4,763.45
                     INITIAL FACE AMOUNT: $250,000
                     LIFE INSURANCE BENEFIT OPTION: 1
                     SECTION 7702 TEST: GUIDELINE PREMIUM TEST

                     ASSUMING GUARANTEED CHARGES


                                                                                                                        END OF YEAR
                                                                                                                            CASH
                                                                                                                         SURRENDER
                                                                                                                          VALUE(1)
                                                                                                                          ASSUMING
                                           END OF YEAR DEATH                            END OF YEAR CASH                 HYPOTHETI-
                                          BENEFIT(1) ASSUMING                           VALUE(1) ASSUMING                CAL GROSS
                                          HYPOTHETICAL GROSS                           HYPOTHETICAL GROSS                  ANNUAL
                                           ANNUAL INVESTMENT                            ANNUAL INVESTMENT                INVESTMENT
                                               RETURN OF                                    RETURN OF                    RETURN OF
VALUE(1)                      ------------------------------------------    ----------------------------------------    -----------
POLICY YEAR                        0%             6%             12%             0%            6%            12%             0%
-----------                   ------------   ------------   ------------    -----------   -----------   ------------    -----------
1..........................
2..........................
3..........................
4..........................
5..........................
6..........................
7..........................
8..........................
9..........................
10.........................
15.........................
20.........................
25.........................
                                   END OF YEAR CASH
                                  SURRENDER VALUE(1)
                                 ASSUMING HYPOTHETICAL
                                         GROSS
                                   ANNUAL INVESTMENT
                                       RETURN OF
VALUE(1)                      --------------------------
POLICY YEAR                        6%            12%
-----------                   -----------   ------------
1..........................
2..........................
3..........................
4..........................
5..........................
6..........................
7..........................
8..........................
9..........................
10.........................
15.........................
20.........................
25.........................



--------

(1) Assumes no policy loan or partial surrender has been made.

     WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE, AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NEITHER NYLIAC, THE SEPARATE ACCOUNT, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

       NEW YORK LIFE VARIABLE UNIVERSAL LIFE ACCUMULATOR INSURANCE POLICY

MALE ISSUE AGE: 40, PREFERRED
PLANNED ANNUAL PREMIUM: $3,500
SURRENDER CHARGE PREMIUM: $4,763.45
INITIAL FACE AMOUNT: $250,000
LIFE INSURANCE BENEFIT OPTION: 1
SECTION 7702 TEST: GUIDELINE PREMIUM TEST

ASSUMING GUARANTEED CHARGES

                                                                                                                        END OF YEAR
                                                                                                                            CASH
                                                                                                                         SURRENDER
                                                                                                                          VALUE(1)
                                                                                                                          ASSUMING
                                        END OF YEAR DEATH                              END OF YEAR CASH                  HYPOTHETI-
                                       BENEFIT(1) ASSUMING                             VALUE(1) ASSUMING                 CAL GROSS
                                        HYPOTHETICAL GROSS                            HYPOTHETICAL GROSS                   ANNUAL
                                        ANNUAL INVESTMENT                              ANNUAL INVESTMENT                 INVESTMENT
                                            RETURN OF                                      RETURN OF                     RETURN OF
VALUE(1)                   -------------------------------------------    ------------------------------------------    -----------
POLICY YEAR                     0%             6%             12%              0%            6%             12%              0%
-----------                ------------   ------------   -------------    -----------   ------------   -------------    -----------
30......................
35......................
40......................
45......................
50......................
55......................
60......................
                                 END OF YEAR CASH
                            SURRENDER VALUE(1) ASSUMING
                                HYPOTHETICAL GROSS
                                 ANNUAL INVESTMENT
                                     RETURN OF
VALUE(1)                   ----------------------------
POLICY YEAR                     6%             12%
-----------                ------------   -------------
30......................
35......................
40......................
45......................
50......................
55......................
60......................



--------

(1) Assumes no policy loan or partial surrender has been made.

     WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE, AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NEITHER NYLIAC, THE SEPARATE ACCOUNT, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                                    TABLE 2B

 NEW YORK LIFE SURVIVORSHIP VARIABLE UNIVERSAL LIFE ACCUMULATOR INSURANCE POLICY

                     MALE ISSUE AGE: 55, PREFERRED
                     FEMALE ISSUE AGE: 50, PREFERRED
                     PLANNED ANNUAL PREMIUM: $15,000
                     SURRENDER CHARGE PREMIUM: $21,630.70
                     INITIAL FACE AMOUNT: $1,000,000
                     LIFE INSURANCE BENEFIT OPTION 1
                     SECTION 7702 TEST: GUIDELINE PREMIUM TEST

                     ASSUMING GUARANTEED CHARGES


                                                                                                                        END OF YEAR
                                                                                                                            CASH
                                                                                                                         SURRENDER
                                                                                                                          VALUE(1)
                                            END OF YEAR DEATH                            END OF YEAR CASH                 ASSUMING
                                           BENEFIT(1) ASSUMING                          VALUE(1) ASSUMING                HYPOTHETI-
                                              HYPOTHETICAL                                 HYPOTHETICAL                     CAL
                                               RETURNS OF                                   RETURNS OF                   RETURNS OF
VALUE(1)                       ------------------------------------------    ---------------------------------------    -----------
POLICY YEAR                         0%             6%             12%             0%            6%           12%             0%
-----------                    ------------   ------------   ------------    -----------   -----------   -----------    -----------
1...........................
2...........................
3...........................
4...........................
5...........................
6...........................
7...........................
8...........................
9...........................
10..........................
15..........................
20..........................
25..........................
                                    END OF YEAR CASH
                                   SURRENDER VALUE(1)
                                        ASSUMING
                                      HYPOTHETICAL
                                       RETURNS OF
VALUE(1)                       -------------------------
POLICY YEAR                         6%           12%
-----------                    -----------   -----------
1...........................
2...........................
3...........................
4...........................
5...........................
6...........................
7...........................
8...........................
9...........................
10..........................
15..........................
20..........................
25..........................



--------

(1) Assumes no policy loan or partial surrender has been made.

     WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE, AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OF BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NEITHER NYLIAC, THE SEPARATE ACCOUNT, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

 NEW YORK LIFE SURVIVORSHIP VARIABLE UNIVERSAL LIFE ACCUMULATOR INSURANCE POLICY

MALE ISSUE AGE: 55, PREFERRED
FEMALE ISSUE AGE: 50, PREFERRED
PLANNED ANNUAL PREMIUM: $15,000
SURRENDER CHARGE PREMIUM: $21,630.70
INITIAL FACE AMOUNT: $1,000,000
LIFE INSURANCE BENEFIT OPTION 1
SECTION 7702 TEST: GUIDELINE PREMIUM TEST

ASSUMING GUARANTEED CHARGES

                                                                                                                        END OF YEAR
                                                                                                                            CASH
                                                                                                                         SURRENDER
                                                                                                                          VALUE(1)
                                            END OF YEAR DEATH                            END OF YEAR CASH                 ASSUMING
                                           BENEFIT(1) ASSUMING                          VALUE(1) ASSUMING                HYPOTHETI-
                                              HYPOTHETICAL                                 HYPOTHETICAL                     CAL
                                               RETURNS OF                                   RETURNS OF                   RETURNS OF
VALUE(1)                       ------------------------------------------    ---------------------------------------    -----------
POLICY YEAR                         0%             6%             12%             0%            6%           12%             0%
-----------                    ------------   ------------   ------------    -----------   -----------   -----------    -----------
30...........................
35...........................
40...........................
45...........................
50...........................
                                    END OF YEAR CASH
                                   SURRENDER VALUE(1)
                                        ASSUMING
                                      HYPOTHETICAL
                                       RETURNS OF
VALUE(1)                       -------------------------
POLICY YEAR                         6%           12%
-----------                    -----------   -----------
30...........................
35...........................
40...........................
45...........................
50...........................


--------

(1) Assumes no policy loan or partial surrender has been made.

     WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE, AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NEITHER NYLIAC, THE SEPARATE ACCOUNT, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                        OBTAINING ADDITIONAL INFORMATION

     The Statement of Additional Information ("SAI") contains additional information about New York Life VUL Accumulator and New York Life SVUL Accumulator, including information about compensation arrangements. The SAI is available without charge upon request. You can request the SAI by mail (at the VPSC at one of the addresses listed on the first page of this prospectus), through the internet on our corporate website (www.newyorklife.com), or by phone on our toll-free number (1-800-598-2019). The current SAI is incorporated by reference into the prospectus and has been filed with the SEC.

                            TABLE OF CONTENTS FOR THE
                   STATEMENT OF ADDITIONAL INFORMATION ("SAI")

General Information and History.................................................     2
Additional Information About the Operations of the Policies.....................     2
Distribution and Compensation Arrangements......................................    19
Underwriting a Policy...........................................................    21
Additional Information About Charges............................................    22
Surrender of Your Policy........................................................    26
Financial Statements............................................................    26
NYLIAC & Separate Account Financial Statements..................................   F-1
Performance Summary.............................................................   P-1


     Information about New York Life VUL Accumulator and New York Life SVUL Accumulator (including the SAI) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. Reports and other information about New York Life VUL Accumulator and New York Life SVUL Accumulator are available on the SEC's internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549-0102.

     For a personalized illustration, contact your Registered Representative or call our toll-free number, 1-800-598-2019.

SEC File Number: 811-07798

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                  MAY 1, 200[8]

                                       FOR

                NEW YORK LIFE VARIABLE UNIVERSAL LIFE ACCUMULATOR

                                       AND

         NEW YORK LIFE SURVIVORSHIP VARIABLE UNIVERSAL LIFE ACCUMULATOR

                                      FROM

           NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION ("NYLIAC")

     This Statement of Additional Information ("SAI") is not a prospectus. The SAI contains information that expands upon subjects discussed in the current New York Life Variable Universal Life Accumulator Insurance ("VUL") and New York Life Survivorship Variable Universal Life Accumulator Insurance ("SVUL") prospectus. You should read the SAI in conjunction with the current prospectus dated [May 1, 200X] and any supplements thereto. This SAI is incorporated by reference into the prospectus. You may obtain the prospectus by calling New York Life at (800) 598-2019 or writing to: New York Life Insurance Company at one of the addresses listed on the first page of the VUL/SVUL prospectus. Terms used but not defined in the SAI have the same meaning as in the current prospectus.

                                TABLE OF CONTENTS

                                                                                   PAGE
                                                                                   ----
General Information and History.................................................      2
Additional Information About the Operation of the Policies......................      2
Distribution and Compensation Arrangements......................................     19
Underwriting a Policy...........................................................     21
Additional Information About Charges............................................     22
Surrender of Your Policy........................................................     26
Financial Statements............................................................     26
NYLIAC and Separate Account Financial Statements................................    F-1
Performance Summary.............................................................    P-1


VUL AND SVUL ARE OFFERED UNDER NYLIAC VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-
I.

                         GENERAL INFORMATION AND HISTORY

     The VUL and SVUL prospectus and SAI describe two flexible premium variable universal life insurance policies that NYLIAC issues: the New York Life Variable Universal Life Accumulator (VUL) and the New York Life Survivorship Variable Universal Life Accumulator (SVUL).

ABOUT NYLIAC

     NYLIAC is a stock life insurance company incorporated in Delaware in 1980. NYLIAC is licensed to sell life, accident, and health insurance and annuities in the District of Columbia and all states. In addition to the policies described in the prospectus, NYLIAC offers other life insurance policies and annuities. NYLIAC's financial statements are also included in this SAI. NYLIAC's principal business address is 51 Madison Avenue, New York, New York 10010.

     NYLIAC is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"), a mutual life insurance company founded in New York in 1845. NYLIAC had total assets amounting to $76.4 billion at the end of 2006. New York Life has invested in NYLIAC, and will occasionally make additional contributions to NYLIAC in order to maintain capital and surplus in accordance with state requirements.

TAX STATUS OF NYLIAC AND THE SEPARATE ACCOUNT

     NYLIAC is taxed as a life insurance company under IRC Subchapter L. The Separate Account is not a taxable entity separate from NYLIAC, and we take its operations into account in determining NYLIAC's income tax liability. As a result, NYLIAC takes into account applicable tax attributes of the assets of the Separate Account on its corporate income tax return, including corporate dividends received deductions and foreign tax credits that may be produced by assets of the Separate Account. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining policy Cash Values and are applied automatically to increase the book reserves associated with the policies. Under existing federal income tax law, neither the investment income nor any net capital gains of the Separate Account are taxed to NYLIAC to the extent that those items are applied to increase tax deductible reserves associated with the policies.

           ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICIES

     The prospectus provides information about the policy and its riders. The following is additional information about these terms.

INVESTMENT DIVISIONS

     As discussed in the prospectus, the following are the available Eligible Portfolios of each Fund:

     MainStay VP Series Fund, Inc.:
            -- MainStay VP Bond--Initial Class
            -- MainStay VP Capital Appreciation--Initial Class
            -- MainStay VP Cash Management
            -- MainStay VP Common Stock--Initial Class
            -- MainStay VP Convertible--Initial Class
            -- MainStay VP Floating Rate Fund--Initial Class
            -- MainStay VP Government--Initial Class
            -- MainStay VP High Yield Corporate Bond--Initial Class
            -- MainStay VP ICAP Select Equity--Initial Class (formerly MainStay
               VP Basic Value)
            -- MainStay VP Large Cap Growth--Initial Class (formerly MainStay VP
               Growth)
            -- MainStay VP S&P 500 Index--Initial Class

            -- MainStay VP Total Return--Initial Class
            -- MainStay VP Value--Initial Class

     The Alger American Fund
            -- Alger American Leveraged All Cap--Class O Shares
            -- Alger American Small Capitalization--Class O Shares

     American Century(R) Variable Portfolios, Inc.
            -- American Century VP Inflation Protection--Class II
            -- American Century VP International--Class II
            -- American Century VP Value--Class II

     Dreyfus Investment Portfolios
            -- Dreyfus IP Technology Growth--Initial Shares

     Dreyfus Variable Investment Fund
            -- Dreyfus VIF Developing Leaders--Initial Shares

     Fidelity Variable Insurance Products Fund
            -- Fidelity(R) VIP Contrafund(R)--Initial Class
            -- Fidelity(R) VIP Equity-Income--Initial Class
            -- Fidelity(R) VIP Growth--Initial Class
            -- Fidelity(R) VIP Index 500--Initial Class
            -- Fidelity(R) VIP Investment Grade Bond--Initial Class -- Fidelity(R) VIP Mid Cap--Initial Class
            -- Fidelity(R) VIP Overseas--Initial Class

     Janus Aspen Series
            -- Janus Aspen Series Balanced--Institutional Shares
            -- Janus Aspen Series Mid Cap Growth--Institutional Shares -- Janus Aspen Series Worldwide Growth--Institutional Shares

     MFS(R) Variable Insurance Trust
            -- MFS(R) Investors Trust Series--Initial Class
            -- MFS(R) New Discovery Series--Initial Class
            -- MFS(R) Research Series--Initial Class
            -- MFS(R) Utilities Series--Initial Class

     Neuberger Berman Advisers Management Trust
            -- Neuberger Berman AMT Mid-Cap Growth--Class I

     PIMCO Variable Insurance Trust
            -- PIMCO Global Bond--Administrative Class Shares -- PIMCO Low Duration--Administrative Class Shares -- PIMCO Real Return--Administrative Class Shares -- PIMCO Total Return--Administrative Class Shares

     T. Rowe Price Equity Series, Inc.
            -- T. Rowe Price Equity Income Portfolio

     T. Rowe Price Fixed Income Series, Inc.
            -- T. Rowe Price Limited-Term Bond Portfolio

     Van Eck Worldwide Insurance Trust
            -- Van Eck Worldwide Absolute Return
            -- Van Eck Worldwide Hard Assets

     The Universal Institutional Funds, Inc.
            -- Van Kampen UIF Emerging Markets Debt--Class I
            -- Van Kampen UIF Emerging Markets Equity--Class I
            -- Van Kampen UIF U.S. Real Estate--Class I

     The Funds and Eligible Portfolios offered though this product are selected by NYLIAC based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. An affiliate of NYLIAC manages the Mainstay VP Series Fund and that was a factor in its selection. Another factor that NYLAIC considers during the selection process is whether the Fund or Eligible Portfolio or an affiliate of the Fund will compensate NYLIAC for providing administrative, marketing, and support services that would otherwise be provided by the Fund, the Fund's investment advisor, or its distributor (see "Sales and Other Agreements" below).

     The Funds' shares may be available to certain separate accounts we use to fund our variable annuity policies. This is called "mixed funding." Except for the MainStay VP Series Fund, Inc., shares of all other Funds may be available to separate accounts of insurance companies that are not affiliated with NYLIAC and, in certain instances, to qualified plans. This is called "shared funding." Although we do not anticipate that any difficulties will result from mixed and shared funding, it is possible that differences in tax treatment and other considerations may cause the interests of owners of various contracts participating in the Funds to be in conflict. The Board of Directors/Trustees of each Fund, the Funds' investment advisers, and NYLIAC are required to monitor events to identify any material conflicts that arise from the use of the Funds for mixed and shared funding. In the event of a material conflict, we could be required to withdraw from an Eligible Portfolio. For more information about the risks of mixed and shared funding, please refer to the relevant Fund prospectus.

     The investment experience of an Investment Division of the Separate Account reflects increases or decreases in the net asset value of the shares of the underlying Fund, any dividend or capital gains distributions declared by the Fund, and any charges against the assets of the Investment Division. We determine this investment experience each valuation day, which is when the net asset value of the underlying Fund is determined. The actual net rate of return for an Investment Division measures the investment experience from the end of one valuation day to the end of the next valuation day.

ADDITIONS, DELETIONS, OR SUBSTITUTIONS OF INVESTMENTS

     We may add, delete, or substitute the Eligible Portfolio shares held by any Investment Division, within certain limits. We may eliminate the shares of any of the Eligible Portfolios and substitute shares of another Portfolio of a Fund or of another registered open-end management investment company or other investment vehicles. We may do this if the shares of an Eligible Portfolio are no longer available for investment or if we, in our sole discretion, decide that investment in an Eligible Portfolio is inappropriate given the purposes of the Separate Account. A new Eligible Portfolio may have higher fees and charges than the one it replaces. We will not substitute shares attributable to your interest in an Investment Division until you have been notified of the change, as required by the 1940 Act and we have obtained any necessary regulatory approvals.

     We may establish new Investment Divisions and/or eliminate one or more Investment Divisions when marketing, tax, investment, or other conditions make it appropriate. We may decide whether or not the new Investment Divisions should be made available to existing policyowners.

     If we make a substitution or change to the Investment Divisions, we may change your policy to reflect such substitution or change. We also reserve the right to: (a) operate the Separate Account as a management company under the 1940 Act, (b) deregister it under such Act in the event such registration is no longer required, (c) combine the Separate Account with one or more other separate accounts, and (d) restrict or eliminate the voting rights of persons having voting rights as to the Separate Account, as permitted by law.

REINVESTMENT

     We automatically reinvest all dividends and capital gains distributions from Eligible Portfolios in additional shares of the distributing Portfolio at their net asset value on the date the dividends or distributions are paid.

CHANGING THE FACE AMOUNT OF YOUR POLICY

     You can request an increase in the Face Amount of your policy if all of the following conditions are met:

       -- the insured is (under VUL) or both insureds are (under SVUL) still living;

       -- the insured is age 80 or younger (under VUL) or the older insured is age 80 or younger (under SVUL);

       -- the increase you are requesting is $5,000 or more;

       -- the requested increase will not cause the policy's Face Amount to exceed our maximum limit on the risk we retain, which we set at our discretion; and

       -- you submit a written application signed by the insured(s) and the policyowner(s) to either your registered representative or to VPSC at one of the addresses listed on the first page of the VUL/SVUL prospectus (or any other address we indicate to you in writing) along with satisfactory evidence of insurability.

     We can limit any increase in the Face Amount of your policy.

     You can request a decrease in the Face Amount of your policy if all of the following conditions are met:

       -- the insured (under VUL) or last surviving insured (under SVUL) is still living;

       -- the decrease you are requesting will not reduce the policy's Face
          Amount below $50,000 (under VUL) or $100,000 (under SVUL); and

       -- you submit a written application signed by the policyowner(s) to VPSC at one of the addresses listed on the first page of the VUL/SVUL prospectus (or any other address we indicate to you in writing)

     We may limit any decrease in the Face Amount of your policy.

ADDITIONAL INFORMATION ABOUT THE AMOUNT IN THE SEPARATE ACCOUNT: VALUATION OF ACCUMULATION UNITS

     The value of an accumulation unit on any valuation day equals the value of an accumulation unit on the preceding valuation day multiplied by the net investment factor. We calculate a net investment factor for the period from the close of the New York Stock Exchange on the immediately preceding valuation day to its close on the current valuation day using the following formula:

                                        (a/b)

     Where: a = the sum of:

               (1) the net asset value of the Fund share held in the Separate
                   Account for that Investment Division at the end of the current valuation day, plus

               (2) the per share amount of any dividends or capital gains distributions made by the Fund for shares held in the Separate Account for that Investment Division if the ex-dividend date occurs during such period; and

            b = the net asset value of the Fund share held in the Separate
                Account for that Investment Division at the end of the preceding valuation day.

     The net investment factor may be greater or less than one. Therefore, the value of an accumulation unit may increase or decrease.

ALTERNATIVE CASH SURRENDER VALUE ("ACSV")

     If your policy contains the ACSV, your ACSV Benefit for policy months 1 through 12, as calculated on each Monthly Deduction Day, is equal to the sum of a + (b + c), where:

     (a) = the current ACSV*;

     (b) = any sales expense charges deducted from premiums paid since the last Monthly Deduction Day; and

     (c) = the current month's per thousand Face Amount charge.

     * In policy month 1, and before any premiums have been applied, (a) will equal zero.

     Your ACSV Benefit for policy months 13 through the end of the 10th Policy Year, as calculated on each Monthly Deduction Day, is equal to the sum of a + (b + c) - d, where:

     (a) = the current ACSV;

     (b) = any sales expense charges deducted from premiums paid since the last Monthly Deduction Day;

     (c) = the current month's per thousand Face Amount charge; and

     (d) = the current month's amortization of the ACSV Benefit.

     At the end of Policy Year 10, the ACSV Benefit will equal zero.

     Upon our receipt of your request to surrender this policy in full during the first ten Policy Years, we will increase the current ACSV Benefit by any sales expense charges that have been deducted from premium payments received since the last Monthly Deduction Day. We will then pay you the ACSV.

     The ACSV Benefit is only used to calculate the Alternative Cash Surrender Value payable in the event of a full surrender of all of the NYLIAC policies you own which include an ACSV Benefit. The ACSV Benefit is not invested and will not accumulate interest. The ACSV Benefit is not included as part of Cash Surrender Value and is therefore not available for loans or partial surrenders or to support monthly deduction charges.

     You do not receive the ACSV on a 1035 exchange, as part of a Life Insurance Benefit payment, or, unless we agree, in the event the policy is assigned. In any of these circumstances the ACSV Benefit is retained by NYLIAC.

     Upon any reinstatement of the policy, the ACSV Benefit will equal zero. We will then calculate the value of this benefit from the period beginning on the reinstatement date up to the 10th policy anniversary. At reinstatement, the amortization of the ACSV Benefit will be calculated based on the number of months remaining in the ten year period.

ADDITIONAL BENEFITS THROUGH RIDERS AND OPTIONS

     The following riders and options are (or have been) available with this policy, and a description of each is provided in the current prospectus:

     Living Benefits Rider
     Life Extension Benefit Rider
     Guaranteed Minimum Death Benefit Rider
     Overloan Protection Rider
     Spouse's Paid-Up Insurance Purchase Option Rider (VUL Policies Only) Term Insurance on Other Covered Insured Rider (VUL Policies Only) Guaranteed Insurability Rider (VUL Policies Only)
     Insurance Exchange Rider (VUL Policies Only)
     Monthly Deduction Waiver Rider (VUL Policies Only)

     Accidental Death Benefit Rider (VUL Policies Only)
     Children's Insurance Rider (VUL Policies Only)
     Estate Protection Rider (SVUL Policies Only)
     Level First-to-Die Term Rider (SVUL Policies Only)

     Riders and options are subject to regulatory approval in each jurisdiction and may not be available in all jurisdictions. In addition, the rider name and the requirements for any rider may vary by jurisdiction. You should contact your registered representative to determine whether a rider or option you are considering is available in your jurisdiction. Additional information for specific riders and options appears below.

     There may be an additional charge for a rider. Subject to availability in each jurisdiction, the Spouse's Paid-Up Insurance Purchase Option Rider (described below) is included in the VUL policy. This Rider is not available on the SVUL policy. The Level First-to-Die Term Rider is available for purchase only with the SVUL policy. The Living Benefits Rider is available only on Non-Qualified Policies. All other riders are available on both Non-Qualified and Qualified Policies.

     LIVING BENEFITS RIDER (ALSO KNOWN AS ACCELERATED BENEFITS RIDER)

     Under this rider, if the insured (under VUL) or last surviving insured (under SVUL) has a life expectancy of twelve months or less, you may request a portion or all of the Policy Proceeds as an accelerated death benefit. You must elect this rider in order to have it included in your policy. Under the VUL Policy, this election can be made at any time. Under the SVUL Policy, you can elect this rider only after the first death of an insured. This rider is not available on Qualified Policies.

     You can cancel this rider at any time by sending us a signed notice. This rider will end on the date we receive your request.

     You may elect to receive an accelerated death benefit of 25%, 50%, 75%, or 100% of certain eligible proceeds from your Policy Proceeds. We will pay you an amount equal to:


Elected                Eligible             Interest              Administrative                Elected percentage of
percentage      x      proceeds      x      factor        --      fee (up to $150)      --      an unpaid Policy loan



     Minimum accelerated benefit amount: $25,000.

     Maximum accelerated benefit amount: $250,000 (total for all of your NYLIAC policies).

     If you accelerate less than 100% of the eligible proceeds, the remaining Face Amount of your policy after we pay this benefit must be at least $50,000. We do not permit any subsequent acceleration.

     When we make a payment under this rider, we will reduce your policy's Face Amount, rider death benefits, monthly deductions, Cash Value, and any unpaid policy loan based on the percentage you elected.

     Amounts received under this rider generally will be excludable from your gross income under IRC Section 101(g). The exclusion from gross income will not apply, however, if you are not the insured or if you do not have an insurable interest in the life of the insured either because the insured is your director, officer, or employee, or because the insured has a financial interest in a business of yours.

     In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet certain technical aspects of the definition of a "life insurance contract" under the IRC. We reserve the right (but we are not obligated) to modify the rider to conform to any requirements the IRS may enact.

     LIFE EXTENSION BENEFIT RIDER (LEB)

     Under this rider, on the policy anniversary on which the insured (under
VUL) or younger insured (under SVUL) is (or would have been) age 100, the Life Insurance Benefit will continue to equal the Life Insurance Benefit of the policy plus the death benefit payable under any riders in effect on the date of the insured's (under VUL) or last surviving insured's (under SVUL) death. Without this rider, on the policy anniversary on which the insured or younger insured is or would have been age 100, the Life Insurance Benefit would be equal to the policy's Cash Value. You can cancel this rider by sending us a signed written notice. This rider will end on the Monthly Deduction Day on or next following receipt of your request.

     LEVEL FIRST-TO-DIE TERM RIDER (SVUL POLICIES ONLY)

     This rider provides a level term insurance death benefit that we will pay when either insured dies while this rider is in effect. We will only pay the benefit under this rider once, even if both insureds die at the same time. You may decrease the face amount of this rider as long as you do not decrease it below the minimum amount we require to issue the rider. You may not increase the face amount of this rider. You may cancel this rider at any time by sending us a signed notice. The rider will end on the Monthly Deduction Day on or next following receipt of your request.

     SPOUSE'S PAID-UP INSURANCE PURCHASE OPTION RIDER (VUL POLICIES ONLY)

     This rider allows a spouse who is the beneficiary under the policy to purchase a new paid-up whole life insurance policy on his or her own life without evidence of insurability when the insured dies. Subject to state availability, this rider is included in the VUL policy.

     The maximum Face Amount of the new paid-up whole life policy is the lesser of:

          (1) the amount of the Policy Proceeds payable under this policy (before any unpaid loan is deducted); or

          (2) $5,000,000.

     If the insured's spouse dies at the same time as the insured or within 30 days after the insured's death and does not exercise the option under this rider, we will pay a benefit to the spouse's estate equal to the lesser of the eligible proceeds or $2.5 million minus the premium payment that would have been required for that insurance.

     A third-party owner (including a trust) can also exercise the option and purchase a paid-up whole life policy on the life of the spouse as long as the third-party owner is also the beneficiary of the original policy and has written consent from the surviving spouse. The owner must have an insurable interest in the life of the spouse and the spouse must consent to the issuance of the new insurance in writing.

     GUARANTEED MINIMUM DEATH BENEFIT RIDER (GMDB)

     As long as this rider is in effect and the benefit period has not expired, this rider guarantees that your policy will never lapse due to its Cash Surrender Value being insufficient to cover the current monthly deduction charges. Under this rider, if your total monthly deduction charges are greater than your policy's Cash Surrender Value, we will deduct as much of the monthly deduction charges from the Cash Value as possible. We will then waive any excess amount of these charges including the charge for this and any other rider. Generally, this rider is available with a benefit period up to the insured's age 100 (under VUL) or the younger insured's age 100 (under SVUL). This rider is available as long as the benefit period is at least ten years. You may cancel this rider at any time by sending us a signed notice. This rider will end on the Monthly Deduction Day on or next following receipt of your request.

     In exchange for the guarantee provided by this rider, you must make certain premium payments into your policy. The premium you must pay under this rider is called the monthly "Guaranteed Minimum Death Benefit (GMDB) premium." You will find it on the Policy Data Page. The monthly GMDB premium may change if you modify your policy or any of the riders attached to your policy. Although this premium is expressed as a monthly premium, you do not need to pay it on a monthly basis. Rather, we will perform a GMDB premium test each month to determine if you have made enough cumulative premium payments to keep the rider in effect.

     If your policy does not satisfy the GMDB premium test and your policy fails the test by an amount that is more than one monthly GMDB premium, we will notify you that your policy has failed this test. The rider will terminate unless you make a premium payment in an amount necessary to pass the GMDB premium test before the next Monthly Deduction Day. If the rider terminates, we will reinstate it if we receive the required premium payment before the Monthly Deduction Day that follows the date the rider terminated. If the rider terminates during a period when the rider benefit is in effect, your policy will enter the late period and will lapse unless the required payment is made.

     Having this rider affects your ability to take policy loans in the following way:

          (a) If you take a loan during the first two Policy Years, this rider will end.

          (b) After the first two Policy Years, you may take loans within certain limits. On the day you take a loan (or when any unpaid loan interest is charged as an additional loan), the Cash Surrender Value of your policy less the new loan and the amount of any current outstanding loan balance must be greater than the cumulative monthly GMDB premiums which were required up to the time you take the loan, accumulated at an annual effective interest rate of up to [6.0]% as of that date.

     TERM INSURANCE ON OTHER COVERED INSURED ("OCI") RIDER (VUL POLICIES ONLY)

     The minimum amount of term insurance that you can apply for under this rider is $25,000. The term insurance under this rider will end when the Primary Insured dies. However, provided the rider is in effect, you can convert the term insurance on any living OCI under age 70 to any permanent plan of insurance we offer within 31 days after the Monthly Deduction Day on or following the date of the Primary Insured's death. To convert the term insurance for any living OCI pursuant to the restrictions noted above, you must send a written request in a form acceptable to us to VPSC at one of the addresses listed on the first page of the VUL ISUVL prospectus (or any other address we indicated to you in writing). The term insurance under this rider also will end if the base policy ends. In no event will this rider continue beyond the policy anniversary on which the Primary Insured is age 100.

     We refer to any person who is covered under this rider as an "Other Covered Insured."

     GUARANTEED INSURABILITY RIDER (VUL POLICIES ONLY)

     Scheduled option dates are the policy anniversaries on which the Primary insured attains each of the following ages: 22, 25, 28, 31, 34, 40, 43, and 46. An alternative option date is the Monthly Deduction Day on or following the date that is three months after any of these events:

       -- the marriage of the Primary insured;

       -- the birth of a living child to the Primary insured; or

       -- the legal adoption of a child by the Primary Insured.

     If elected, the new policy or increase in Face Amount will take effect as of a scheduled or alternative option date. This date always will be a Monthly Deduction Day. When one of the events that would trigger an alternative option date occurs, we will automatically provide term insurance for any period before or after a scheduled option date. If you purchase additional insurance coverage on an alternative option date, you may not purchase additional insurance coverage on the next scheduled option date.

     In order to exercise this rider's benefit on an option date, the rider must be in effect on that date. The minimum amount of additional insurance coverage that you can purchase on each option date is $10,000 and the maximum amount is the lesser of $150,000 or a multiple of the policy's Face Amount based on the Primary Insured's age when the policy was Issued, The multiples are set forth below:

AGE AT ISSUE                                               MULTIPLE
------------                                         -------------------
18-21..............................................  5 times Face Amount
22-37..............................................  2 times Face Amount
38-43..............................................  1 times Face Amount

     This rider will end on the policy anniversary on which the Primary Insured is age 46. However, If any of the events that trigger an alternative option date occurs within 3 months before that anniversary, you will continue to have the right to purchase additional Insurance coverage until that option date. We will provide the automatic term insurance coverage up to that option date as well.

     INSURANCE EXCHANGE RIDER (VUL POLICIES ONLY)

     When an exchange is made to a new policy the Cash Value of your policy will be transferred to the new policy and become the Cash Value for the new policy. However, the Cash Surrender Value under the new policy may be different since surrender charges will be based on the new insured's age and gender. Please note that In order to exercise the Insurance Exchange Rider, you must send a completed Insurance Exchange Rider form to VPSC at one of the addresses listed on the first page of the prospectus (or any other address we indicate to you In writing).

     The maximum Face Amount of the new policy is the lesser of the Face Amount, of the original policy on the Policy Date or the Face Amount of the original policy on the date of the exchange,

     Before we can issue the new policy, you must provide us with evidence of insurability on the new Insured and have an insurable interest in the new insured. The Policy Date and the Issue Date of the new policy will be the date on which the policy is exchanged. The new cost of insurance rates, premium payments and charges will be based on the new insured's age, gender, and risk classification at the time the exchange occurs. However, surrender charges on the new policy will be measured from the Policy Date of the original policy.

     Under certain circumstances, you may be required to make a payment in order to exercise the exchange rider:

          (1) If the Cash Surrender Value of the new policy will exceed the Cash Surrender Value of the original policy, then a payment equal to 103% of the difference between these two values is required.

          (2) If the Cash Surrender Value of the new policy after the exchange would be zero or lower, then a payment in an amount sufficient to keep the new policy in effect for two months following the date of exchange is required.

     This payment will be treated as a premium payment and will be applied to your policy.

     The IRS has ruled that an exchange of policies pursuant to this type of rider does not qualify as a tax-deferred exchange under IRC Section 1035. Accordingly, the exercise of your rights under this rider will result in a taxable event. You will be required to include in gross income an amount equal to the gain in the policy. The exercise of your rights under this rider also may result in the new policy's classification as a modified endowment contract, as discussed in the prospectus. You should consult your tax adviser about the potential adverse tax consequences of exercising your rights under this rider.

     MONTHLY DEDUCTION WAIVER RIDER (VUL POLICIES ONLY)

     You must provide proof that the Primary Insured has been totally disabled for at least six consecutive months before we will waive any monthly deduction charges. We will waive the monthly deduction charges as long as the disability continues. From time to time we may require proof that the insured is totally disabled. We will pay for any medical examination necessary in connection with such proof.

     In addition, the following special rules apply:

       -- if the total disability begins on or before the policy anniversary on which the Primary Insured is age 60 and continues to the policy anniversary on which the insured is age 65, we will waive the monthly deduction charges under this policy for the remainder of the time that the policy is in effect. We will not require any further proof of disability.

       -- If the total disability begins after the policy anniversary on which the Primary Insured is age 60 but before age 65, we will waive the monthly deduction charges, as long as the disability continues, until the policy anniversary on which the Primary Insured is age 65.

     We will not waive the monthly deduction charges for any disability that begins on or after the policy anniversary on which the Primary Insured is age 65.

     In the event of the total disability (as defined in the rider), we will waive the following deductions from Cash Value on each Monthly Deduction Day:

       -- the monthly cost of insurance for the base policy;

       -- the monthly cost of riders, If any;

       -- the monthly contract charge;

       -- the monthly per thousand charge, If any; and

       -- the monthly Mortality and Expense Risk charge.

     ACCIDENTAL DEATH BENEFIT RIDER (VUL POLICIES ONLY)

     We will pay the additional death benefit if the Primary Insured dies within one year of such accident. No benefit is payable under the rider if the death of the insured occurs before the insured's first birthday or after the policy anniversary on which the insured is age 70.

     CHILDREN'S INSURANCE RIDER (VUL POLICIES ONLY)

     A child born to, or legally adopted by, the Primary Insured while the rider is in effect is also a covered child. For a child to be covered under this rider, he or she must be age 18 or younger when this rider is issued, or when that child would otherwise be covered. However, no child is covered under this rider until the 15th day after birth.

     If the Primary Insured dies while this rider is in effect, the term insurance on each covered child will continue at no additional cost. This is known as paid-up Insurance. Although paid-up Insurance has no loan value, it does have cash value and can be surrendered for its cash value.

     When you apply for this rider, you must specify how many units of insurance coverage will apply to each covered child. You may purchase one to twenty-five units of coverage on each child. Each unit provides $1000 of level term insurance. The number of units must be for the same child. Each child covered under this rider is issued in a standard risk class.

     The term insurance coverage, or the paid-up insurance, on each covered child will end the earlier of:

       -- The policy anniversary on which the covered child is age 25; or

       -- The policy anniversary on which the Primary Insured, is, or would have been, age 65.

     Within 31 days after the date on which the term insurance ends, you or the covered child can convert the term insurance to any permanent plan of insurance we offer, without any evidence of insurability. The maximum face amount of the new policy is five times the amount of the term insurance coverage on the covered child. The premium rates for the new policy will be based on the age and sex of the covered child, and our premium rates in effect on the date of conversion.

     OPTIONS AVAILABLE AT NO ADDITIONAL CHARGE

       -- DOLLAR COST AVERAGING

     The main objective of Dollar Cost Averaging is to achieve an average cost per share that is lower than the average price per share in a fluctuating market. Because you transfer the same dollar amount to a given Investment Division with each transfer, you purchase more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Therefore, you may achieve a lower than average cost per unit if prices fluctuate over the long term. Similarly, for each transfer out of an

Investment Division, you sell more units in an Investment Division if the value is low and fewer units if the value per unit is high. Dollar Cost Averaging does not assure growth or protect against a loss in declining markets. Because it involves continuous investing regardless of price levels, you should consider your financial ability to continue investing during periods of low price levels.

     If you decide to use the Dollar Cost Averaging feature, we will ask you to specify:

          (1) the dollar amount you want to have transferred (minimum transfer:
     $100);

          (2) the Investment Division you want to transfer money from;

          (3) the Investment Divisions and/or Fixed Account you want to transfer money to;

          (4) the date on which you would like the transfers to be made, within limits; and

          (5) how often you would like the transfers made: monthly, quarterly, semiannually, or annually.

     You may not make Dollar Cost Averaging transfers from the Fixed Account, but you can make Dollar Cost Averaging transfers into the Fixed Account. In addition, you cannot make transfers into the DCA Plus Account. Transfers out of the DCA Plus Account are subject to the DCA Plus Program (see below).

     We will make Dollar Cost Averaging transfers on the date you specify, or if the date you specify if not a Business Day, on the next Business Day. You can specify any day of the month other than the 29th, 30th or 31st of the month. To process a Dollar Cost Averaging transfer you must send a written request, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of the VUL/SVUL prospectus (or any other address we indicate to you in writing). NYLIAC must receive the request in writing one week prior to the date the transfer(s) are scheduled to begin.

     The minimum Cash Value required to elect this option is $2,500. We will suspend this feature automatically if the Cash Value is less than $2,000 on a transfer date. Once the Cash Value equals or exceeds $2,000, the Dollar Cost Averaging transfers will resume automatically as last requested.

     You may cancel the Dollar Cost Averaging feature at any time. To cancel the Dollar Cost Averaging feature, you must send a written cancellation request in a form acceptable to us to VPSC at one of the addresses listed on the first page of the VUL/SVUL prospectus (or any other address we indicate to you in writing). You may not elect Dollar Cost Averaging if you have chosen Automatic Asset Reallocation. However, you have the option of alternating between these two policy features. Dollar Coat Averaging is not available when the DCA Plus Program is in place.

       -- DOLLAR COST AVERAGING PLUS PROGRAM (MAY BE DISCONTINUED AT ANY TIME)

     This feature permits you to set up automatic dollar cost averaging using the DCA Plus Account when an initial premium payment is made. If you participate in the DCA Plus Account program you cannot use traditional Dollar Cost Averaging, Automatic Asset Reallocation, or Interest Sweep until the account is closed 12 months following the expiration of the policy's "Right to Examine" period.

     IF YOU ELECT TO PARTICIPATE IN THIS PROGRAM, YOUR ENTIRE INITIAL NET PREMIUM MUST BE ALLOCATED TO THE DCA PLUS ACCOUNT. SUBSEQUENT PREMIUMS RECEIVED WITHIN 12 MONTHS FOLLOWING THE EXPIRATION OF THE POLICY'S "RIGHT TO EXAMINE" PERIOD WILL ALSO BE ALLOCATED TO THE DCA PLUS ACCOUNT UNLESS YOU DIRECT US OTHERWISE.

     The DCA Plus program allows you to make regular periodic allocations from the DCA Plus Account into the Investment Divisions and/or Fixed Account over a twelve-month period. It involves the automatic transfer of a specified amount from the DCA Plus Account into the Investment Divisions and/or Fixed Account according to the allocation instructions provided by you. The DCA Plus Account will credit interest at a rate, which we declare periodically, in advance, and at our sole discretion. This rate will never be less than an annual rate of 3%. We may credit different interest rates to the DCA Plus Account, the Fixed Account, and to any loaned amounts. Interest accrues daily and is credited on each Monthly Deduction Day. Contact your registered representative for the current rate. Amounts in the DCA Plus Account only earn the DCA Plus Account interest rate while they are in the DCA Plus Account waiting to be transferred to the Investment Divisions. Because the entire initial premium is not in the DCA Plus Account for the full year, the annual effective rate will not be achieved.

     Amounts in the DCA Plus Account will be transferred to the Investment Divisions and/or Fixed Account on each Monthly Deduction Day for a period of twelve months immediately following the policy's "Right to Examine Period". The amount of each transfer will be calculated at the time of the transfer based on the number of remaining monthly transfers and the remaining value in the DCA Plus Account as of the date of the transfer. Transfers from the DCA Plus Account occur automatically and are based on the following formula:

-------------------------------------------------------------
                               AMOUNT TRANSFERRED FROM THE
                                     DCA PLUS ACCOUNT
  MONTHLY DEDUCTION DAY          (AS A PERCENTAGE OF THE
(FOLLOWING THE "RIGHT TO     DCA PLUS ACCOUNT VALUE AS OF THE
    EXAMINE" PERIOD)        APPLICABLE MONTHLY DEDUCTION DAY)
-------------------------------------------------------------
             1                              8.33%
-------------------------------------------------------------
             2                              9.09%
-------------------------------------------------------------
             3                             10.00%
-------------------------------------------------------------
             4                             11.11%
-------------------------------------------------------------
             5                             12.50%
-------------------------------------------------------------
             6                             14.29%
-------------------------------------------------------------
             7                             16.67%
-------------------------------------------------------------
             8                             20.00%
-------------------------------------------------------------
             9                             25.00%
-------------------------------------------------------------
            10                             33.33%
-------------------------------------------------------------
            11                             50.00%
-------------------------------------------------------------
            12                            100.00%
-------------------------------------------------------------


     The entire value of the DCA Plus Account will be completely transferred to the Investment Divisions and/or Fixed Account within 12 months following the expiration of the policy's "Right to Examine" period. For example, if you allocate an initial premium payment to the DCA Plus Account under which the 12-month term will end on December 31, 2007 and we receive a subsequent premium payment for the DCA Plus Account before December 31, 2007, we will allocate the subsequent premium payment to the same DCA Plus Account and transfer the entire value of the DCA Plus Account to the Investment Divisions and/or Fixed Account by December 31, 2007 based on the schedule shown above, even though a portion of the money was not in the DCA Plus Account for the entire 12-month period.

     You can make partial surrenders and transfers (in addition to the automatic transfers described above) from the DCA Plus Account at any time without penalty.

     YOU CANNOT MAKE TRANSFERS INTO THE DCA PLUS ACCOUNT.

     Use of the DCA Plus Account does not assure growth or protect against loss in declining markets. Assets in our General Account support the DCA Plus Account.

     You can cancel the DCA Plus Account at any time. To cancel the DCA Plus Account, you must send a written cancellation request in a form acceptable to us to VPSC at one of the addresses listed on the first page of the VUL/SVUL prospectus (or any other address we indicate to you in writing). Upon receiving your cancellation request we will transfer the entire DCA Plus Account balance to the Investment Divisions and/or Fixed Account according to the allocation instructions provided by you. We reserve the right to stop offering the DCA Plus Account at any time. DCA Plus may not be available in all jurisdictions.

       -- AUTOMATIC ASSET REALLOCATION

     This option allows you to maintain a set investment mix. For example, you could specify that 50% of the amount you have in the Investment. Divisions of the Separate Account be allocated to a particular Investment Division, and the other 50% be allocated to another Investment Division. Over time, the variations in each of these Investment Divisions' investment results would cause this balance to shift. If you elect to have the Automatic Asset Reallocation feature, we will automatically reallocate the amounts you have in the Separate Account among the various Investment Divisions so that they are invested in the percentages you specify.

     We will make all Automatic Asset Reallocation transfers on the date you specify, or if the date you specify is not a Business Day, on the next Business Day. You can choose to schedule the investment reallocations quarterly, semi-annually, or annually, but not on a monthly basis. You can specify any day of the month other than the 29th, 30th, or 31st. We will not process Automatic Asset Reallocation transfers unless we have received a written request at VPSC at one of the addresses listed on the first page of the VUL/SVUL prospectus. NYLIAC must receive the request in writing one week prior to the date the transfer(s) are scheduled to begin.

     The minimum Cash Value you must have allocated to the Separate Account is $2,500. We will suspend this feature automatically if the Cash Value is less than $2,000 on a reallocation date. Once the Cash Value equals or exceeds $2,000, Automatic Asset Reallocation will resume automatically as scheduled. There is no minimum amount that you must allocate among the Investment Divisions for this feature.

     You can cancel the Automatic Asset Reallocation feature at any time. To cancel the Automatic Asset Reallocation feature, you must send a written cancellation request, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of the VUL/SVUL prospectus. by written request. You cannot elect Automatic Asset Reallocation if you have chosen Dollar Cost Averaging. However, you have the option of alternating between these two policy features. Automatic Asset Reallocation is not available when the DCA Plus program is in place.

       -- INTEREST SWEEP

     You can choose to make interest sweep transfers out of the Fixed Account if the amount in the Fixed Account is at least $2,500. We will make all Interest Sweep transfers on the date you specify, or if the date you specify is not a Business Day, on the next Business Day. You can specify any day of the month to make these automatic transfers, other than the 29th, 30th, or 31st of the month. We will not process an interest sweep transfer unless we have received a written request, in a form acceptable to us, at VPSC at one of the addresses listed on the first page of the VUL/SVUL (or any other address we indicate to you in writing). NYLIAC must receive the request in writing one week prior to the date the transfer(s) are scheduled to begin.

     You cannot choose the interest sweep feature if you have instructed us to pay any part of your policy charges from the Fixed Account. If you want to elect the interest sweep feature and you want to allocate your charges, you must allocate your charges to the MainStay VP Cash Management Investment Division.

     You can request interest sweep in addition to either the Dollar Cost Averaging or Automatic Asset Reallocation feature. If an interest sweep transfer is scheduled for the same day as a Dollar Cost Averaging or Automatic Asset Reallocation transfer, we will process the interest sweep transfer first.

     If an interest sweep transfer would cause more than the greater of: (i) $5,000 or (ii) 20% of the amount you have in the Fixed Account at the beginning of the Policy Year to be transferred from the Fixed Account, we will not process the transfer and we will suspend the interest sweep feature. If the amount you have in the Fixed Account is less than $2,000, we will automatically suspend this feature. Once the amount you have in the Fixed Account equals or exceeds $2,000, the interest sweep feature will resume automatically as scheduled. You can cancel the interest sweep feature at any time by written request. To cancel the interest sweep feature, you must send a written cancellation request in a form acceptable to us to VPSC at one of the addresses listed on the first page of the VUL/SVUL prospectus (or any other address we indicate to you in writing). Interest Sweep is not available when the DCA Plus Program is in place.

       -- POLICY SPLIT OPTION (SVUL POLICIES ONLY)

     This option allows you to split your policy into two single adjustable life insurance policies that each insure the life of one of the insureds under certain circumstances. You are allowed to make this split within six months after either of the following two dates:

     (1) the date a final divorce decree which terminates the marriage of the insureds has been in effect for six months; or

     (2) the effective date of a change in the federal tax law that results in:

          (a) a reduction in the unlimited federal estate tax marital deduction provision (Section 2056 of the IRC), or

          (b) a reduction of at least 50% in the level of estate tax rate from the 1986 Tax Act payable on death.

     You must request a policy split in writing. At the time of the split: (1) both insureds must be living; (2) we will not ask for evidence of insurability (except in certain jurisdictions); (3) each new policy will be an adjustable life insurance policy, which we offer for the purpose of this option and which was available on the Policy Date of your original policy; and (4) an insurable interest must exist between the owner of each new policy and the insured of that new policy under all applicable laws.

     The Policy Date and Issue Date of each new policy will be the date when you split the policy. The policyowner and beneficiary of each new policy will be the same as under the original policy, unless you state otherwise.

     We will not assess a fee on a policy that is terminating as a result of a policy split. However, we will apply all fees and charges that generally apply to the type of policy into which you are splitting your policy, to each of the new policies that result from the policy split. The cost of insurance rates for each new policy will be based on the insured's age and gender on the date of the split and most recent underwriting class on the original policy. The initial premium for each new policy will be one half of the Cash Value of the original policy less any unpaid loan (including any accrued loan interest).

     The Face Amount of each new policy will equal one half of the original base policy Face Amount, plus one half of the face amount of any riders on the original policy. The benefits from any Level First-To-Die Term Rider in effect will be excluded from this calculation. If the original policy has been assigned, each new policy will have the same assignment.

     Splitting your policy may have certain adverse tax consequences. The IRS has ruled privately that where the insured or insureds of an insurance policy that is exchanged for a new policy are not identical to the insured or insureds of the new policy, the exchange is taxable.

       -- UPROMISE

     THE UPROMISE ACCOUNT RIDER IS AVAILABLE ONLY AT THE TIME OF APPLICATION, IN JURISDICTIONS WHERE APPROVED. The Upromise Rider is available only on Non-Qualified Policies funded directly by you (non-Section 1035 exchanged policies). For you to qualify for the benefit of this Rider, We require that you either have a valid Upromise Account at the time of application, or that you open one within 90 days of the policy delivery date, and that you register the policy with Upromise within 90 days of the policy delivery date. Once We confirm that you have met all requirements, We will deposit the amount of $25 into your Upromise Account no sooner than 30 days but no later than 60 days from the date you register the policy with Upromise. The cost basis of your VARIABLE LIFE POLICY for tax purposes will be lowered by the amount of our contribution to your Upromise Account. For additional information on the Upromise Program, you may visit the Upromise web site at www.upromise.com.

     The Upromise Account Rider will automatically terminate 90 days after the policy delivery date if at the time of application you do not have a valid Upromise Account, or you do not open one within 90 days of the policy delivery date. The Rider will also automatically terminate if you fail to register the policy with Upromise within 90 days of the policy delivery date, or if Upromise (or a successor organization) ceases operation before the onetime amount of $25 is deposited into your Upromise Account. There is no additional cost for this rider.

EXAMPLES OF IRC SECTION 7702 ON LIFE INSURANCE BENEFITS

     Under this policy, you can choose from different Life Insurance Benefit Options. The following are standardized examples of how the choice of the GPT or CVAT can impact the Life Insurance Benefit.

                                    EXAMPLES
             (EFFECT OF IRC SECTION 7702 ON LIFE INSURANCE BENEFIT)
                                       VUL

                         LIFE INSURANCE BENEFIT OPTION 1

EXAMPLE 1:
 Male Nonsmoker Age 45 at Death;
 7702 Test: Guideline Premium Test


                                POLICY A     POLICY B
(1) Face Amount............    $1,000,000   $1,000,000
(2) Cash Value.............    $  400,000   $  500,000
(3) IRC Section 7702
    Percentage on Date of
    Death..................          215%         215%
(4) Cash Value multiplied
    by 7702 Percentage.....    $  860,000   $1,075,000
(5) Death Benefit = Greater
    of (1) and (4).........    $1,000,000   $1,075,000



                         LIFE INSURANCE BENEFIT OPTION 2

EXAMPLE 1:
 Male Nonsmoker Age 45 at Death;
 7702 Test: Guideline Premium Test


                                 POLICY A     POLICY B
(1) Face Amount.............    $1,000,000   $1,000,000
(2) Cash Value..............    $  400,000   $  900,000
(3) IRC Section 7702
    Percentage on Date of
    Death...................          215%         215%
(4) Cash Value multiplied by
    7702 Percentage.........    $  860,000   $1,935,000
(5) Death Benefit Greater of
    (1) + (2) and (4).......    $1,400,000   $1,935,000




                         LIFE INSURANCE BENEFIT OPTION 1

 EXAMPLE 2:
  Male Nonsmoker Age 45 at Death;
  7702 Test: Cash Value Accumulation Test


                                POLICY A     POLICY B
(1) Face Amount.............   $1,000,000   $1,000,000
(2) Cash Value..............   $  200,000   $  500,000
(3) IRC Section 7702
    Percentage on Date of
    Death...................         346%         346%
(4) Cash Value multiplied by
    7702 Percentage.........   $  692,000   $1,730,000
(5) Death Benefit = Greater
    of (1) and (4)..........   $1,000,000   $1,730,000



                         LIFE INSURANCE BENEFIT OPTION 2

 EXAMPLE 2:
  Male Nonsmoker Age 45 at Death;
  7702 Test: Cash Value Accumulation Test


                                POLICY A     POLICY B
(1) Face Amount.............   $1,000,000   $1,000,000
(2) Cash Value..............   $  300,000   $  600,000
(3) IRC Section 7702
    Percentage on Date of
    Death...................         346%         346%
(4) Cash Value multiplied by
    7702 Percentage.........   $1,038,000   $2,076,000
(5) Death Benefit = Greater
    of ((1)+(2)) and (4)....   $1,300,000   $2,076,000

                         LIFE INSURANCE BENEFIT OPTION 3

 EXAMPLE 3:
  Male Nonsmoker Age 45 at Death;
  7702 Test: Guideline. Premium Test


                                POLICY A     POLICY B
(1) Face Amount.............   $1,000,000   $1,000,000
(2) Adjusted Total Premium..      250,000   $  250,000
(3) Cash Value..............      500,000   $  750,000
(4) IRC Section 7702
    Percentage on Date of
    Death...................         215%         215%
(5) Cash Value multiplied by
    7702 Percentage.........   $1,075,000   $1,612,500
(6) Death Benefit = Greater
    of (1) + (2) and (5)....   $1,250,000   $1,612,500



 EXAMPLE 3:
  Male Nonsmoker Age 45 at Death;
  7702 Test: Cash Value Accumulation Test


                                POLICY A     POLICY B
(1) Face Amount.............   $1,000,000   $1,000,000
(2) Adjusted Total Premium..      250,000   $  250,000
(3) Cash Value..............      300,000   $  500,000
(4) IRC Section 7702
    Percentage on Date of
    Death...................         346%         346%
(5) Cash Value multiplied by
    7702 Percentage.........   $1,038,000   $1,730,000
(6) Death Benefit = Greater
    of (1) + (2) and (5)....   $1,250,000   $1,730,000



                                    EXAMPLES
             (Effect of IRC Section 7702 on Life Insurance Benefit)
                                      SVUL


                         LIFE INSURANCE BENEFIT OPTION 1


 EXAMPLE 1:
  Life Insurance Benefit = Face Amount

  Face Amount:.......................  $100,000
  Cash Value:........................  $ 25,000
  IRC Section 7702 Percentage........      379%
Greater of:
  Face Amount:.......................  $100,000
  % of Cash Value:
     ($25,000 x 379%)................  $ 94,750
------------
                                       --------
  Life Insurance Benefit:............  $100,000




 EXAMPLE 2:
  Life Insurance Benefit = % of Cash Value

  Face Amount:.......................  $100,000
  Cash Value:........................  $ 50,000
  IRC Section 7702 Percentage........      379%
Greater of:
  Face Amount:.......................  $100,000
  % of Cash Value:
     ($50,000 x 379%)................  $189,500
------------
  Life Insurance Benefit:............  $189,500


                         LIFE INSURANCE BENEFIT OPTION 2

 EXAMPLE 1:
  Life Insurance Benefit = Face Amount + Cash Value

  Face Amount:.......................  $100,000
  Cash Value:........................  $ 20,000
  IRC Section 7702 Percentage........      379%
Greater of:
  Face Amount + Cash Value:..........  $120,000
  % of Cash Value:
     ($20,000 x 379%)................  $ 75,800
------------
                                       --------
  Life Insurance Benefit:............  $120,000




 EXAMPLE 2:
  Life Insurance Benefit = % of Cash Value

  Face Amount:.......................  $100,000
  Cash Value:........................  $ 40,000
  IRC Section 7702 Percentage........      379%
Greater of:
  Face Amount + Cash Value:..........  $140,000
  % of Cash Value:
     ($40,000 x 379%)................  $151,600
------------
                                       --------
  Life Insurance Benefit:............  $151,600

                        LIFE INSURANCE BENEFIT OPTION 3
                               (FOR SERIES 2 ONLY)

 EXAMPLE 1:
  Life Insurance Benefit = Face
       Amount + Adjusted Total Premium

  Face Amount:.......................  $100,000
  Adjusted total Premium.............  $ 50,000
  Cash Value:........................  $ 30,000
  IRC Section 7702 Percentage........      379%
Greater of:
  Face Amount + Adjusted
     Total Premium:..................  $150,000
  % of Cash Value:
     ($30,000 x 379%)................  $113,700
---------------------
                                       --------
  Life Insurance Benefit:............  $150,000


 EXAMPLE 2:
  Life Insurance Benefit = % of Cash Value

  Face Amount:.......................  $100,000
  Adjusted Total Premium.............  $ 50,000
  Cash Value:........................  $ 60,000
  IRC Section 7702 Percentage........      379%
Greater of:
  Face Amount + Adjusted Total
     Premium:........................  $150,000
  % of Cash Value:
     ($60,000 x 379%)................  $227,400
---------------------
                                       --------
  Life Insurance Benefit:............  $227,400


ADDITIONAL INFORMATION ABOUT CHANGING OPTIONS

     You can change your Life Insurance Benefit Option. The following Examples demonstrate the impact this change can have on your Life Insurance Benefit.

                                 [TO BE UPDATED]
                                     EXAMPLE

 CHANGE FROM OPTION 1 TO OPTION 2


Cash Value..........................   $  200,000
Face Amount before option change....   $2,000,000
Face Amount after option change
  ($2,000,000 - $200,000)...........   $1,800,000
Life Insurance Benefit immediately
  before and after Option change....   $2,000,000




--------------------------------------------------------------------------------

 CHANGE FROM OPTION 3 TO OPTION 1


Adjusted Total Premium..............  $  100,000
Cash Value..........................  $  150,000
Face Amount before option change....  $2,000,000
Face Amount after option change
  ($2,000,000 + $100,000)...........  $2,100,000
Life Insurance Benefit immediately
  before and after Option change....  $2,100,000


 CHANGE FROM OPTION 2 TO OPTION 1


Cash Value..........................  $  150,000
Face Amount Before option change....  $2,000,000
Face Amount after option change
  ($2,000,000 + $150,000)...........  $2,150,000
Life Insurance Benefit immediately
  before and after Option change....  $2,150,000




--------------------------------------------------------------------------------

 CHANGE FROM OPTION 3 TO OPTION 2


Adjusted Total Premium..............  $  100,000
Cash Value..........................  $  200,000
Face Amount before option change....  $2,000,000
Face Amount after option change
  ($2,000,000 - $100,000)...........  $1,900,000
Life Insurance Benefit immediately
  before and after Option change....  $2,100,000


                   DISTRIBUTION AND COMPENSATION ARRANGEMENTS

     NYLIFE Distributors LLC (NYLIFE Distributors), the underwriter and distributor of the policies, is registered with the SEC and the NASD as a broker-dealer. The firm is an indirect wholly-owned subsidiary of New York Life, and an affiliate of NYLIAC. Its principal business address is 169 Lackawanna Avenue, Parsippany, New Jersey 07054.

     The policies are sold by registered representatives of NYLIFE Securities, Inc. ("NYLIFE Securities"), a broker-dealer that is an affiliate of NYLIFE Distributors, and by registered representatives of unaffiliated broker-dealers. Your registered representative is also a licensed insurance agent with New York Life. He or she may be qualified to offer other forms of life insurance, annuities, and other investment products. In certain circumstances, NYLIFE Securities registered representatives can sell both products manufactured and issued by New York Life or its affiliates and products provided by other companies.

     The selling broker-dealer, and in turn your registered representative, will receive compensation for selling you this policy or any other investment product. Compensation may consist of commissions, asset-based compensation, allowances for expenses, and other compensation programs. The amount of compensation received by your registered representative will vary depending on the policy that he or she sells, on sales production goals, and on the specific payment arrangements of the relevant broker-dealer. Differing compensation arrangements may influence the recommendation made by your registered representative or broker-dealer.

     For VUL, the maximum commissions payable to a broker-dealer in the first 30 years are equivalent to the present value of an annual commission rate for 30 years of 4.5% per year.(1) Broker-dealers receive commission not to exceed 50% of the premiums paid up to a policy's Target Premium in Policy Year 1, 8% in Policy Year 2, 7% in Policy Year 3-10, 3.5% in Policy Years 11-15 and 3% in Policy Years 16-30, plus 3.0% of premiums paid in excess of such amount in Policy Years 1-30.

     For SVUL, the maximum commissions payable to a broker-dealer in the first 30 years are equivalent to the present value of an annual commission rate for 30 years of 6.1% per year.(2) Broker-dealers receive commission not to exceed 50% of the premiums paid up to the Target Premium in Policy Year 1, 8% for Policy Year 2, 6.25% for Policy Years 3 and 4, 6.5% for Policy Years 5 and 6, 5.5% for Policy Years 7, 5.0% for Policy Years 8-10, and 3.5% for Policy Years 11-15, plus 3.0% of premiums paid in excess of such amount in Policy Years 1-15.

     The "Target Premium" is used in the calculation of the maximum commission payable and based on the insureds' age at the inception of the policy, gender, and the face amount of the policy. Broker-dealers may also receive an allowance for expenses that ranges generally from 0% to 41% of first year premiums.

     New York Life also has other compensation programs where registered representatives, managers, and employees involved in the sales process receive additional compensation related to the sale of products manufactured and issued by New York Life or its affiliates. NYLIFE Securities registered representatives who are members of the General Office management team receive compensation based on a number of sales-related incentive programs designed to compensate for education, supervision, training, and recruiting of agents.

     Unaffiliated broker-dealers may receive sales support for products manufactured and issued by New York Life or its affiliates from Brokerage General Agents ("BGAs") who are not employed by New York Life. BGAs receive commissions on the policies based on a percentage of the commissions the registered representative receives and an allowance for expenses based on first year premiums paid.

     NYLIFE Securities registered representatives can qualify to attend New York Life-sponsored educational, training, and development conferences based on the sales they make of life insurance, annuities, and investment products during a particular twelve-month period. In addition, qualification for recognition programs sponsored by New York Life depends on the sale of products manufactured and issued by New York Life or its affiliates.

     The policies are sold and premium payments are accepted on a continuous basis.


----------
(1) Assumes a discount rate of 6%. Additional assumptions for VUL product are Male Issue Age 40, issued preferred, with a planned annual premium of $10,000 and an initial face amount of $250,000.

(2) Assumes a discount rate of 6%. Additional assumptions for the SVUL product are Male Issue Age 55, issued preferred, and Female Issue Age 50, issued preferred, with a planned annual premium of $15,000 and an initial face amount of $1,000,000.

                              UNDERWRITING A POLICY

     The underwriting of a policy determines: (1) whether the policy application will be approved or disapproved; and (2) into what premium class the insured should be placed. Risk factors that are considered for these determinations include: (a) the insured's age; (b) the insured's health history; (c) whether the insured smokes or not; and (d) the amount of insurance coverage requested on the policy application. As risk factors are added (i.e., higher age, smoker, poor health history, higher insurance coverage) the amount of the premium required for an approved policy will increase.

     In the case where a policy's Face Amount of coverage is increased, monthly deductions are calculated by allocating Cash Values based on the earliest layer(s) of coverage first.

                      ADDITIONAL INFORMATION ABOUT CHARGES

     The following example reflects how charges can impact a policy.

                                   VUL EXAMPLE

     This example assumes a male insured, issue age 40, preferred rating, a scheduled annual premium of $10,000, an initial Face Amount of $250,000, and a selection of Life Insurance Benefit Option 2 by the policy-owner. It also assumes current charges and a 6% hypothetical gross annual investment return, which results in a 5.16% net annual investment return. It also assumes the policy is in its first Policy Year. There is no guarantee that the current charges illustrated below will not change.




PREMIUM                            $10,000.00
  Less sales expense charge(1)         499.75
  Less state tax charge (2%)           200.00
  Less Federal tax charge
       (1.25%) (if applicable)         125.00
-------------------------------    ----------

NET PREMIUM                        $ 9,175.25
  Plus net investment
       performance (earned from
       the Investment Divisions
       and/or the Fixed
       Account)                        448.50

  Less total annual monthly
       contract charge(2)              360.00
  Less total annual monthly
       cost of insurance charge
       (varies monthly)                266.10
  Less total annual monthly
       cost of riders(3)                 0.00
  Less total annual Mortality
       and Expense Risk
       charge(4)                        62.79

  Less monthly per Thousand
       Face Amount charge              210.00
-------------------------------    ----------





CASH VALUE                          $8,724.86
Less Surrender Charge(5)             5,000.00
  (if applicable)



CASH SURRENDER VALUE
  (as of the end of first Policy
  Year)                            $3,724.86



 You choose the amount of premium you intend to pay and the frequency with which you intend to make these payments. We call this your planned premium. Any additional premium payments you make are called unplanned premiums.

 We allocate your net premium to the Investment Divisions, the Fixed Account and/or DCA Plus Account based on your instructions.

 Cash Value may be used to determine the amount of your Life Insurance Benefit as well as the Cash Surrender Value of your policy.

 We may assess a surrender charge when you make a Face Amount decrease, partial withdrawal, or full surrender in the first ten Policy Years, or within ten years after you increase the Face Amount.

 The amount of loans, withdrawals and surrenders you can make is based on your policy's Cash Surrender Value. Your policy will terminate if your Cash Surrender Value is insufficient to pay your policy's monthly charges.

--------

(1) For details about how we calculate the sales expense charge for your policy, please refer to the Table of Fees and Expenses in the prospectus.

(2) We currently deduct a monthly contract charge of $35 per month from a policy in its first Policy Year. For a policy in a later Policy Year, we currently expect to deduct a monthly contract charge of $15 per month in Policy Years 2-10 and $10 in Policy Years 11 and beyond.

(3) This example assumes you have not chosen any riders.

(4) For details about how we calculate the Mortality and Expense Risk charge for your policy, please refer to the Table of Fees and Expenses in the prospectus.

(5) If you surrender your Policy in the first Policy Year, we will include an additional contract charge in the surrender charge we deduct from your policy. For details, please refer to the Table of Fees and Expenses in the prospectus.

                      ADDITIONAL INFORMATION ABOUT CHARGES

                                  SVUL EXAMPLE

     This example assumes a male issue age 55 and female issue age 50, both preferred, a Target Premium of $12,662, a face amount of $1,000,000, and life insurance benefit option 1. This example assumes you pay an annual planned premium of $15,000 at the beginning of the Policy Year and that you do not make any unplanned premium payments. It assumes current charges and a 6% hypothetical gross annual Investment return, which results in a 5.16% net annual investment return. It also assumes the policy is in its first Policy Year. There is no guarantee that the current charges illustrated below will not increase.




PREMIUM                            $15,000.00
  Less sales expense charge(1)       1,106.48
  Less state tax charge (2%)           300.00
  Less Federal tax charge              187.50
     (1.25%)
       (if applicable)
-------------------------------    ----------

NET PREMIUM                        $13,406.02
  Plus net investment                  655.01
       performance for one year
       (earned from the
       Investment Divisions
       and/or the Fixed
       Account) (varies daily)
  Less total annual monthly            720.00
       contract charge for one
       year(2)
  Less total annual monthly             32.22
       cost of insurance charge
       for one year (varies
       monthly and with age)
  Less total annual mortality           78.61
       and  expense risk charge
       (based on the cash value
       allocated to the
       Separate Account)
  Less total annual                    13.10
       administrative charge
  Less total annual charge per         480.00
       $1,000 of the current
       face amount of your
       Policy for one year (not
       including riders)
  Less total annual monthly              0.00
       cost of riders (3)
-------------------------------    ----------




CASH VALUE                         $12,737.09
Less surrender charge(4)             2,532.40
       (if applicable)
-------------------------------    ----------




CASH SURRENDER VALUE              $10,204.69
  (at the end of the first
  Policy Year)



You choose the amount of premium you intend to pay and the frequency that you intend to make these payments. We call this your planned premium. Any additional premium payments you make are called unplanned premiums.

We allocate your net premium to the Investment Divisions and/or the Fixed Account based on your instructions.

Cash Value is used to determine the amount of your Life Insurance Benefit as well as the Cash Surrender Value of your policy.

We may assess a surrender charge when you make a partial withdrawal or full surrenders in the first ten Policy Years, or within fifteen years after you increase the face amount.

The amount of loans, withdrawals and surrenders you can make is based on your policy's Cash Surrender Value Your policy will terminate if your Cash Surrender Value is insufficient to pay your policy's monthly charges.

--------

(1) For details about how we calculate the sales expense charge for your policy, you should refer to "CHARGES ASSOCIATED WITH THE POLICY--
    DEDUCTIONS FROM PREMIUMS--SALES EXPENSE CHARGE."

(2) We currently deduct a monthly contract charge of $35 per month from a policy in its first Policy Year. For a policy in a later Policy Year, we currently expect to deduct a monthly contract charge of $15 per month in Policy Years 2-10 and $10 in Policy Years 11 and beyond.

(3) This example assumes you have not chosen any riders.

(4) If you surrender your policy in the first Policy Year, we will include an additional contract charge in the surrender charge we deduct from your policy. For details, please refer to "CHARGES ASSOCIATED WITH THE POLICY--TRANSACTION CHARGES--SURRENDER CHARGES."

     The following is additional information about specific charges that can be associated with your policy.

DEDUCTIONS FROM PREMIUMS

       -- SALES EXPENSE CHARGE

     We deduct a sales expense charge from each premium you pay to partially cover our expenses of selling the policy to you. The amount of the sales expense charge in a Policy Year is not necessarily related to our actual expenses for that particular year. To the extent that sales expenses are not covered by the sales expense charge, they will be recovered from the NYLIAC surplus, including any amounts derived from the Mortality and Expense Risk charge, the charge for cost of insurance protection, the per thousand Face Amount charge, or the monthly contract charge. The sales expense charge we deduct is a percentage of the premium you pay. This percentage varies depending on whether the total premium you have paid in any given Policy Year is above or below the Target Premium for your policy.

     When your policy is issued, we determine the initial Target Premium for your policy. Your Target Premium is based on the specific Age, sex, and underwriting class of the insured(s) and the base policy amount. We use the Target Premium for the purpose of calculating the sales expense charge. An increase in your Target Premium generally will increase the sales expense charge. You can find your initial Target Premium on the Policy Data Page. If you increase the Face Amount of your base policy, we will increase your Target Premium to reflect the amount of the increase and the insured's attained age on the most recent policy anniversary. If you decrease the Face Amount of your base policy, we will correspondingly decrease your Target Premium, starting with the portion of your Target Premium attributable to the most recent increase.

       -- STATE TAX CHARGE

     Some jurisdictions impose a tax on the premiums insurance companies receive from their policyholders ranging from 0.0% to 3.5% of premium payments. We deduct a charge of 2% of all premiums we receive to cover these state taxes. This charge may not reflect the actual tax charged in your state. We may increase the amount we deduct as a state tax charge to reflect changes in the law. Our right to increase this charge is limited in some jurisdictions by law.

       -- FEDERAL TAX CHARGE

     NYLIAC's Federal tax obligations will increase based upon premiums associated with Non-Qualified Policies. For Non-Qualified Policies, we deduct 1.25% of each premium payment you make to cover the Federal tax that results. We do not deduct this charge from Qualified Policies. We may increase the amount we deduct as a federal tax charge to reflect changes in the law.

       -- OTHER TAX CHARGES

     Other than the Federal tax charge (discussed above), no other charge is currently made on the Separate Account for our Federal income taxes that may be attributable to the Separate Account. In the future, we may impose a charge for our Federal income taxes that are attributable to the Separate Account. In addition, depending on the method of calculating interest on amounts allocated to the Fixed Account and the DCA Plus Account, we may impose a charge for the policy's share of NYLIAC's Federal income taxes attributable to the Fixed Account and the DCA Plus Account.

     Under current laws, we may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we reserve the right to charge the Separate Account for the portion of such taxes, if any, attributable to the Separate Account or the policies.

TRANSACTION CHARGES

       -- Partial Surrender Fee--If you make a partial surrender we may deduct a processing fee not to exceed $25.

       -- Transfer Charge--We may impose a charge of $30 per transfer for each transfer after the first twelve in any Policy Year.

DEDUCTIONS FROM CASH VALUE

       -- MONTHLY CONTRACT CHARGE

     On each Monthly Deduction Day, we will deduct a monthly contract charge to cover our costs for providing certain administrative services including premium collection, record keeping, processing claims, and communicating to our policyowners. This charge will not exceed $35 per month from policies in their first Policy Year and will not exceed $15 per month from policies in later Policy Years.

       -- CHARGE FOR COST OF INSURANCE PROTECTION

     The cost of insurance charge is calculated by adding any applicable flat extra charge (which might apply to certain insureds based on our underwriting) to the monthly cost of insurance rate which applies to the insured at that time and multiplying the result by the Net Amount at Risk on the Monthly Deduction Day. The Net Amount at Risk is the difference between the current Life Insurance Benefit of your policy and the policy's Cash Value. Your cost of insurance charge will vary from month to month depending on the changes in the Net Amount at Risk as well as the cost of insurance rate. We calculate the cost of insurance separately for the initial Face Amount. If you request and we approve an increase in your policy's Face Amount, then a different rate class (and therefore cost of insurance rate) may apply to the increase, based on the insured(s)'s age and circumstances at the time of the increase.

       -- MORTALITY AND EXPENSE RISK CHARGE

     We assume a mortality risk that the group of lives we have insured under our policies will not live as long as we expected. In addition, we assume an expense risk that the cost of issuing and administering the policies we have sold will be greater than we have estimated. On each Monthly Deduction Day, we deduct a Mortality and Expense Risk charge from the Cash Surrender Value allocated to the Separate Account as of that day. This charge varies based on the cash value in the separate account and the policy duration. This charge will never be more than, on an annual basis, 0.75% of the cash value in the separate account. We may use any profit derived from the charge for any lawful purpose, including any distribution expenses not covered by the sales expense charge.

       -- MONTHLY PER THOUSAND FACE AMOUNT CHARGE

     On each Monthly Deduction Day, we deduct a per thousand Face Amount charge which varies by issue age, gender, risk, class, Face Amount, and policy duration.

     LOANS

     You can borrow up the greater of:

     I. 90% of the Cash Surrender Value of your policy less, in the first Policy Year, the amount of any additional contract charge, which would apply if you were to fully surrender your policy during that time, or

     II. ( (100%-a) x b) - c, where:

         a = the current loan interest rate;

         b = the policy's Cash Surrender Value; and

         c = the sum of three months of Monthly Deductions.

     Assuming that you have not reached this maximum, you may obtain additional loans during the life of your policy.

     Currently, the effective annual loan interest rate is 4%. If the interest is not paid, it is withdrawn on a pro rata basis across all Investment Divisions.

                            SURRENDER OF YOUR POLICY

     Cash Surrender Value is significant for 2 reasons:

       -- Loans and Partial Surrenders: You can take loans and partial surrenders from your policy based on the amount of the policy's Cash Surrender Value.

       -- Keeping Your Policy in Effect: Your policy may lapse without value if the Cash Surrender Value is insufficient to pay the monthly policy charges. Therefore, while premium payments are flexible, you may need to make additional premium payments so that the Cash Surrender Value of your policy is sufficient to pay the charges needed to keep your policy in effect.

                              FINANCIAL STATEMENTS

     The consolidated balance sheet of NYLIAC as of December 31, 200[7] and 200[6], and the consolidated statement of income, of stockholder's equity and of cash flows for each of the three years in the period ended December 31, 200[7] included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The Separate Account statement of assets and liabilities as of December 31, 200[7] and the statement of operations, of changes in net assets and the financial highlights for each of the periods indicated in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                               PERFORMANCE SUMMARY

     The performance data shown below represents past performance and is no guarantee of future results. Due to current market volatility, current performance may be less than the figures shown. The investment return and the accumulation value of your policy will fluctuate so that your contract, when surrendered, may be worth more or less than the original cost. Performance reflects the percentage change for the period shown with capital gains and dividends reinvested, and total portfolio operating expenses. It does not reflect administrative costs, cost of insurance, and other policy charges. Had these expenses been deducted, total returns would have been lower. The advisors to some of the Portfolios have assumed or reduced some of those Portfolios' fees and expenses. Had these expenses not been assumed or reduced, the total return for these Investment Divisions would have been lower.

NEW YORK LIFE VARIABLE UNIVERSAL LIFE ACCUMULATOR AND
SURVIVORSHIP VARIABLE UNIVERSAL LIFE ACCUMULATOR,
AVERAGE ANNUAL TOTAL RETURN AS OF DECEMBER 31, 2006


                                                  PORTFOLIO     YEAR                                          SINCE
                                                  INCEPTION      TO       1        3        5        10     PORTFOLIO
 INVESTMENT DIVISION(2)                            DATE(3)      DATE     YEAR    YEARS    YEARS    YEARS    INCEPTION
MainStay VP Series Funds
  Bond--Initial Class                             1/23/1984     4.55%    4.55%    3.60%    4.94%    6.05%      8.33%
  Capital Appreciation--Initial Class             1/29/1993     4.45%    4.45%    5.65%    0.71%    4.27%      7.74%
  Cash Management--Current 7-day yield as of
     December 31, 2006 is 4.83%(4)                1/29/1993     4.57%    4.57%    2.78%    2.07%    3.54%      3.75%
  Common Stock--Initial Class                     1/23/1984    16.47%   16.47%   11.63%    5.89%    8.33%     10.96%
  Convertible--Initial Class                      10/1/1996    10.44%   10.44%    7.70%    7.05%    8.38%      8.57%
  Floating Rate--Initial Class                     5/2/2005     5.99%    5.99%     N/A      N/A      N/A       4.84%
  Government--Initial Class                       1/29/1993     4.06%    4.06%    3.25%    4.26%    5.63%      5.61%
  High Yield Corporate Bond--Initial Class         5/1/1995    12.04%   12.04%    9.14%   12.59%    8.87%      9.92%
  ICAP Select Equity--Initial Class (formerly
     known as Basic Value--Initial Class)          5/1/1998    19.31%   19.31%   11.89%    6.70%     N/A       5.14%
  Income & Growth--Initial Class                   5/1/1998    16.86%   16.86%   11.29%    7.38%     N/A       4.81%
  Large Cap Growth--Initial Class                  5/1/1998     7.24%    7.24%    3.01%    0.10%     N/A       4.56%
  S&P 500 Index--Initial Class(5)                 1/29/1993    15.45%   15.45%   10.15%    5.91%    8.14%     10.48%
  Total Return--Initial Class                     1/29/1993     9.50%    9.50%    7.45%    4.37%    6.37%      8.06%
  Value--Initial Class                             5/1/1995    18.87%   18.87%   12.01%    7.16%    7.46%      9.72%
Alger American Leveraged AllCap--Class O
  Shares                                          1/25/1995    19.26%   19.26%   13.88%    5.63%   10.82%     15.28%
Alger American Small Capitalization--Class O
  Shares                                          9/21/1988    20.02%   20.02%   17.81%   11.42%    4.98%     11.63%
American Century VP Inflation
  Protection--Class II                           12/31/2002     1.63%    1.63%    2.98%     N/A      N/A       3.63%
American Century VP International--Class II       8/15/2001    24.74%   24.74%   17.43%    9.85%     N/A       7.49%
American Century VP Value--Class II               8/14/2001    18.46%   18.46%   12.35%    9.76%     N/A       9.73%
Dreyfus IP Technology Growth--Initial Shares      8/31/1999     4.31%    4.31%    2.84%   (0.11%)    N/A      (3.75%)
Dreyfus VIF Developing Leaders--Initial Shares    8/31/1990     3.77%    3.77%    6.92%    5.42%    6.76%     21.44%
Fidelity(R) VIP Contrafund(R)--Initial Class       1/3/1995    11.72%   11.72%   14.69%   11.93%   11.18%     14.15%
Fidelity(R) VIP Equity-Income--Initial Class      10/9/1986    20.19%   20.19%   12.38%    8.96%    9.18%     11.36%
Fidelity(R) VIP Growth--Initial Class             10/9/1986     6.85%    6.85%    5.33%    1.65%    6.53%     10.65%
Fidelity(R) VIP Index 500--Initial Class          8/27/1992    15.73%   15.73%   10.30%    6.02%    8.16%     10.80%
Fidelity(R) VIP Investment Grade Bond--Initial
  Class                                           12/5/1988     4.35%    4.35%    3.66%    5.27%    6.24%      7.12%
Fidelity(R) VIP Mid-Cap--Initial Class           12/28/1998    12.70%   12.70%   18.54%   15.80%     N/A      19.41%
Fidelity(R) VIP Overseas--Initial Class           1/28/1987    18.08%   18.08%   16.90%   12.79%    7.64%      7.77%
Janus Aspen Series Balanced--Institutional
  Shares                                          9/13/1993    10.72%   10.72%    9.06%    6.72%   10.36%     11.40%
Janus Aspen Series Mid Cap
  Growth--Institutional Shares                    9/13/1993    13.61%   13.61%   15.50%    8.45%    7.76%     10.97%
Janus Aspen Series Worldwide
  Growth--Institutional Shares                    9/13/1993    18.20%   18.20%    9.45%    3.91%    7.45%     11.15%
MFS(R) Investors Trust Series--Initial Class      10/9/1995    12.99%   12.99%   10.53%    5.45%    6.36%      8.35%
MFS(R) New Discovery Series--Initial Class         5/1/1998    13.22%   13.22%    8.27%    3.02%     N/A       7.78%
MFS(R) Research Series--Initial Class             7/26/1995    10.48%   10.48%   11.33%    5.36%    6.00%      8.05%
MFS(R) Utilities Series--Initial Class             1/3/1995    31.26%   31.26%   25.92%   15.95%   13.22%     15.26%
Neuberger Berman AMT Mid-Cap Growth--Class I      11/3/1997    14.69%   14.69%   14.91%    6.55%     N/A      10.06%
PIMCO Global Bond--Administrative Class Shares    1/10/2002     4.63%    4.63%    2.62%     N/A      N/A       8.32%
PIMCO Low Duration--Administrative Class
  Shares                                          2/16/1999     3.96%    3.96%    2.26%    3.22%     N/A       4.24%
PIMCO Real Return--Administrative Class Shares    9/30/1999     0.70%    0.70%    3.84%    7.49%     N/A       8.39%
PIMCO Total Return--Administrative Class
  Shares                                         12/31/1997     3.85%    3.85%    3.72%    5.03%     N/A       5.71%
T. Rowe Price Equity Income Portfolio             3/31/1994    18.97%   18.97%   12.46%    9.17%    9.99%     12.47%
T. Rowe Price Limited-Term Bond Portfolio         5/13/1994     4.06%    4.06%    2.29%    3.31%    4.88%      5.10%
Van Eck Worldwide Absolute Return                  5/1/2003     8.76%    8.76%    2.77%     N/A      N/A       2.32%
Van Eck Worldwide Hard Assets                      9/1/1989    24.49%   24.49%   32.78%   26.97%   10.46%      9.52%
Van Kampen UIF Emerging Markets Debt--Class I     6/16/1997    10.81%   10.81%   11.04%   13.84%     N/A       8.56%
Van Kampen UIF Emerging Markets Equity--Class
  I                                               10/1/1996    37.14%   37.14%   31.23%   25.24%   10.06%      9.56%
Van Kampen UIF U.S. Real Estate--Class I           3/3/1997    38.04%   38.04%   30.14%   24.63%     N/A      16.34%

---------------------------------------------------------------------------------------------------------------------



(1) PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE AND IS NOT A GUARANTEE OF FUTURE RESULTS. DUE TO MARKET VOLATILITY, CURRENT PERFORMANCE MAY BE LOWER OR HIGHER THAN THE FIGURES SHOWN. THE INVESTMENT RETURN AND THE ACCUMULATION VALUE OF YOUR POLICY WILL
fluctuate so that a contract, when surrendered, may be worth more or less than the premium payments. For current month-end performance information, please visit http://www.newyorklife.com.


    Performance reflects the percentage change for the period shown with capital gains and dividends reinvested. Performance reflects the deduction of portfolio investment management and operating expenses. It does not reflect administrative costs, cost of insurance charges, and other policy charges. Had these expenses been deducted, total returns would be lower. Consequently, the returns shown are greater than actual returns that would have been achieved under the policy during the periods shown.


    We recommend that you obtain a personalized illustration which takes into account the amount of insurance purchased, complete fees and charges under the policy, including the cost of insurance, and the gender, age and underwriting classification of the insured.


    FOR MORE INFORMATION, YOU SHOULD REFER TO YOUR PRODUCT AND FUND PROSPECTUSES OR VISIT WWW.NEWYORKLIFE.COM. POLICYOWNERS ARE ASKED TO CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES, AND EXPENSES OF THE INVESTMENT CAREFULLY BEFORE INVESTING. BOTH THE PRODUCT PROSPECTUS AND THE UNDERLYING FUND PROSPECTUSES CONTAIN THIS AND OTHER INFORMATION ABOUT THE PRODUCT AND UNDERLYING INVESTMENT OPTIONS. PLEASE READ THE PROSPECTUS CAREFULLY BEFORE INVESTING.


    The advisors to some of the Investment Divisions have assumed or reduced some of those portfolios' fees and expenses. Had these expenses not been assumed or reduced, the total return for these Investment Divisions would have been lower.

(2) The Investment Divisions offered through New York Life VUL Accumulator and New York Life SVUL Accumulator are different from mutual funds that may have similar names but are available directly to the public. Investment results will differ.

(3) The Inception Date is the date the underlying portfolio was established, not the date the portfolio was added as an Investment Division to the Separate Account. New York Life VUL Accumulator and New York Life SVUL Accumulator were first introduced for sale on [5/1/08].

(4) AN INVESTMENT IN THE MAINSTAY VP CASH MANAGEMENT PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY AND THERE CAN BE NO ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE. ALTHOUGH THE PORTFOLIO SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THIS PORTFOLIO. THE CURRENT YIELD MORE CLOSELY REFLECTS THE PORTFOLIO'S EARNINGS THAN THE TOTAL RETURN FIGURES SHOWN.

    New York Life Variable Universal Life Accumulator and New York Life Survivorship Variable Universal Life Accumulator are issued by New York Life Insurance and Annuity Corporation (A Delaware Corporation) and distributed by NYLIFE Distributors LLC, member FINRA/SIPC, wholly owned subsidiaries of New York Life Insurance Company, 51 Madison Ave., NY, NY 10010.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                            PART C. OTHER INFORMATION

ITEM 26.         EXHIBITS

                 Board of Directors Resolution

(a) Resolution of the Board of Directors of NYLIAC establishing the Separate Account - Previously filed as Exhibit (1) to Registrant's initial Registration Statement on Form S-6, re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (1) to Registrant's Post-Effective Amendment No. 4 on Form S-6, and incorporated herein by reference.

(b)              Custodian Agreements. Not applicable.

(c)              Underwriting Contracts.

(c)(1) Distribution Agreement between NYLIFE Securities Inc. and NYLIAC - Previously filed as Exhibit (3)(a) to Post-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86084), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (3)(a) to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 33-64410), and incorporated herein by reference.

(c)(2) Distribution Agreement between NYLIFE Distributors Inc. and NYLIAC - Previously filed as Exhibit (3)(b) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 33-87382), and incorporated herein by reference.

(c)(3) Distribution and Underwriting Agreement, dated April 27, 2006, between New York Life Insurance and Annuity Corporation and NYLIFE Distributors LLC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit(c)(3) to Post-Effective Amendment No. 16 on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(d)              Contracts.

(d)(1) Form of Policy for New York Life Variable Universal Life Accumulator (No. 308-30) - Filed herewith.

(d)(2) Form of Policy for New York Life Variable Universal Life Accumulator with Alternative Cash Surrender Value (No. 308-31)
                 - Filed herewith.

(d)(3) Form of Policy for New York Life Survivorship Variable Universal Life Accumulator (No. 308-150) - Filed herewith.

(d)(4) Form of Policy for New York Life Survivorship Variable Universal Life Accumulator with Alternative Cash Surrender Value (No. 308-151) - Filed herewith.

(d)(5) Monthly Deduction Waiver (MDW) Rider (No. 308-320) - Filed herewith.

(d)(6) Guaranteed Insurability Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232. 102(e) as Exhibit
                 (5)(g) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 7/21/99 and incorporated herein by reference.

(d)(7) Living Benefits Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232. 102(e) as Exhibit (5)(h) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 7/21/99 and incorporated herein by reference.

(d)(8) Insurance Exchange Rider (IER) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 5(i) to the Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 7/21/99 and incorporated herein by reference.


(d)(9) Spouse's Paid-Up Insurance Purchase Option (SPPO) Rider (No. 305-375) - Filed herewith.

(d)(10) Life Extension Benefit (LEB) Rider (No. 308-350) - Filed herewith.

(d)(11) Guaranteed Minimum Death Benefit (GMDB) Rider (No. 308-296) for New York Life Variable Universal Life Accumulator and New York Life Variable Universal Life Accumulator with ACSV - Filed herewith.

(d)(12) Guaranteed Minimum Death Benefit Rider (No. 308-295) for New York Life Survivorship Variable Universal Life Accumulator and New York Life Survivorship Variable Universal Life Accumulator with ACSV - Filed herewith.

(d)(13)          Term Insurance on Other Covered Insured (OCI) Rider (No.
                 308-340) - Filed herewith.

(d)(14) Accidental Death Benefit (ADB) Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 5(a) to the Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 7/21/99 and incorporated herein by reference.


(d)(15) Level First To Die Term (FTD) Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.
                 (5)(c)(2) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-39157), filed 4/3/98 and incorporated herein by reference.


(d)(16)          Estate Protection Rider (EPR) (No. 308 - 405) - Filed herewith.

(d)(17) Overloan Protection Rider (OLP) (No. 308 - 940) - Filed herewith.


(d)(18) Children's Insurance (CI) Rider (No. 793 - 345) - Filed herewith.

(d)(19) Upromise Account Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (d)(14) to Post-Effective Amendment No. 11 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 9/13/05 and incorporated herein by reference.

(e)              Applications.

(e)(1) Form of application for a Policy - Regulation S-T, 17 CFR 232.102(e) as Exhibit (10) to the initial registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 3/19/01 and incorporated herein by reference.

(e)(2) Form of application for a Policy (No. 209-500) - Filed herewith.

(f)              Depositor's Certificate of Incorporation and By-Laws.

(f)(1) Certificate of Incorporation of NYLIAC - Previously filed as Exhibit (6)(a) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (6)(a) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

(f)(2) By-Laws of NYLIAC - Previously filed as Exhibit (6)(b) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to the initial registration statement on Form S-6 for NYLIAC Corporate

                 Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

(f)(2)(a) Amendments to By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (6)(b) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157), and incorporated herein by reference.

(g)              Reinsurance Contracts.
                 Not applicable.

(h)              Participation Agreements.

(h)(1) Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) - Previously filed as Exhibit (9) to Registrant's Pre-Effective Amendment No. 1 on Form S-6, refiled as Exhibit (9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

(h)(2) Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (9)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

(h)(3) Participation Agreement between Janus Aspen Series and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(3) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

(h)(4) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

(h)(5) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (9)(b)(5) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

(h)(6) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(6) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate

                 Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

(h)(7) Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(h) to Post-Effective Amendment
                 No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342), and incorporated herein by reference.

(h)(8) Form of Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Associates Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(i) to Post-Effective Amendment No.
                 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342), and incorporated herein by reference.

(h)(9) Form of Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(j) to Post-Effective Amendment No.
                 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342), and incorporated herein by reference.

(h)(10) Form of Participation Agreement among Dreyfus Investment Portfolios. The Dreyfus Corporation, Dreyfus Service Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17CFR 232.102 (e) as Exhibit (9)(r) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(h)(11) Form of Substitution Agreement among NYLIAC, MainStay Management LLC, and New York Life Investment Management
                 LLC - Previously filed in accordance with Regulation S-T, 17CFR
                 232.102 (e) as Exhibit (9)(s) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(h)(12) Form of Participation Agreement among American Century Variable Portfolios, Inc.; American Century Investment Management, Inc.; American Century Investment Services, Inc.; American Century Services Corporation; and NYLIAC - Previously filed in accordance with Regulation S-T, 19 CFR 232.102(e) as Exhibit
                 (9)(b)(12) to Post-Effective Amendment No. 3 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/10/02 and incorporated herein by reference.

(h)(13) Form of Participation Agreement among Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(q) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life-Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(h)(14) Participation Agreement among Acacia Capital Corporation, Calvert Asset Management Company, Inc. and NYLIAC, as amended - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(1) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.


(h)(15) Amendment dated 9/17/02 to Stock Sale Agreement dated 6/4/93 between NYLIAC and MainStay VP Series Fund, Inc. - Previously filed in accordance with Regulation S-T, 17CFR 232.102(e) as Exhibit (8)(n) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 4/9/03 and incorporated herein by reference.

(h)(16) Form of Participation Agreement among NYLIAC, PIMCO Variable Insurance Trust and PIMCO Advisors Distributors LLC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(17) to Post-Effective Amendment No. 9 to the registration statement on Form N-6 for NYLIAC, Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 4/14/04 and incorporated herein by reference.

(h)(17) Participation Agreement among New York Life Insurance and Annuity Corporation, MainStay VP Series Fund, Inc., and New York Life Investment management LLC dated 10/7/04 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(y) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.

(i)              Administrative Contracts.

(i)(1) Service Agreement between Fred Alger Management, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(1) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(2) Administrative Services Agreement between Dreyfus Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(2) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(3) Administrative Services Agreement between Janus Capital Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(3) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(4) Services Agreement between New York Life Investment Management LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(4) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(5) Administrative Services Agreement between T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(5) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(6) Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (i)(6) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(7) Service Agreement between American Century Investment Services, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(7) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-1 (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.

(i)(8) Administrative Services Agreement between Massachusetts Financial Services Company and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (i)(8) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.

(i)(9)           Services Agreement between Neuberger Berman Management, Inc.
                 and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(9) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Life Separate Account - I (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.

(i)(10) Administrative and Shareholder Services Agreement between Van Eck Worldwide Insurance Trust and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (i)(10) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.

(i)(11) Addendum to the Participation Agreement among Calvert Variable Series, Inc., Calvert Asset Management Company, Inc. and NYLIAC
                 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (I)(11) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.

(i)(12) Form of Participation Agreement among NYLIAC, PIMCO Variable Insurance Trust and PIMCO Advisors Distributors LLC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(17) to Post-Effective Amendment No.9 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 4/14/04 and incorporated herein by reference.

(i)(13) Services Agreement between PIMCO Variable Insurance Trust and NYLIAC - Previously filed in accordance with Regulation S-T, CFR 232.102(e) as Exhibit (i)(13) to Post-Effective Amendment No. 10 to the registration statement on Form N-4 for NYLIAC Variable Universal Life Separate Account I (File No. 333-57210), filed 4/13/05 and incorporated herein by reference.

(i)(14) Services Agreement between Pacific Investment Management Company LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(14) to Post Effective Amendment No. 10 to the registration statement on Form N-4 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 4/13/05 and incorporated herein by reference.

(i)(15) Administrative Services Agreement between New York Life Investment Management LLC and NYLIAC dated 1/1/05 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(w) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.

(j)              Other Material Contracts.

(j)(1) Powers of Attorney for Scott L. Berlin, Director and Senior Vice President of NYLIAC - filed herewith.

(j)(2) Powers of Attorney for Christopher O. Blunt, Director and Senior Vice President and Chief Operating Officer of NYLIAC

(j)(3) Powers of Attorney for Frank M. Boccio, Director and Senior Vice President of NYLIAC - filed herewith.

(j)(4) Powers of Attorney for Solomon Goldfinger, Director and Senior Vice President of NYLIAC - filed herewith.

(j)(5) Powers of Attorney for Theodore A. Mathas, Director and President of NYLIAC - filed herewith.

(j)(6) Powers of Attorney for John R. Meyer, Director and Senior Vice President of NYLIAC - filed herewith.

(j)(7) Powers of Attorney for Angelo J. Scialabba, First Vice President and Controller (Principal Accounting Officer) of NYLIAC - filed herewith.

(j)(8) Powers of Attorney for Arthur H. Seter, Director of NYLIAC - filed herewith.

(j)(9)           Powers of Attorney for Michael E. Sproule, Director of NYLIAC
                 - filed herewith.

(j)(10) Powers of Attorney for Joel M. Steinberg, Director, Senior Vice President and Chief Financial Officer of NYLIAC - filed herewith.

(j)(11) Powers of Attorney for Seymour Sternberg, Director of NYLIAC - filed herewith.

(k)              Legal Opinion.
                 Opinion and consent of Thomas F. English, Esq. - To be filed by Pre-Effective Amendment.

(l)              Actuarial Opinion.
                 Opinion and consent of Lilian L. Cheung, Actuary - To be filed by Pre-Effective Amendment.

(m)              Calculation.

                 Not applicable.

(n)              Other Opinions.

(n)(1)           Consent of PricewaterhouseCoopers LLP
                 To be filed by Pre-Effective Amendment.

(o)              Omitted Financial Statements.

                 Not applicable.

(p)              Initial Capital Agreements.

                 Not applicable.

(q)              Redeemability Exemption.

(q)(1) Memorandum describing NYLIAC's issuance, transfer and redemption procedures for the Policies - Previously filed as Exhibit (11) to Registrant's Pre-Effective Amendment No. 1 on Form S-6, refiled in accordance with Regulation S-T, 17 CFR 232, 102(e) as Exhibit (9)(d) to Registrant's Post-Effective Amendment No. 4 on Form S-6 (File No. 33-64410), filed 4/25/97 and incorporated herein by reference.

(q)(2) Memorandum Describing NYLIAC's Issuance, Transfer and Redemption Procedures for Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (q)(2) to Post-Effective Amendment No. 8 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 4/16/03 and incorporated herein by reference.

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The principal business address of each director and officer of NYLIAC is 51 Madison Avenue, New York, NY 10010.

Name:                     Title:
-----                     ------
Theodore A. Mathas        Chairman and President
Scott L. Berlin           Director and Senior Vice President in charge of Individual Life
Christopher O. Blunt      Director, Senior Vice President and Chief Operating Officer
Frank M. Boccio           Director and Senior Vice President
Solomon Goldfinger        Director, Senior Vice President and Chief Financial Officer
John R. Meyer             Director and Senior Vice President
Joel M. Steinberg         Director, Senior Vice President and Chief Financial Officer
Arthur H. Seter           Director
Michael E. Sproule        Director
Seymour Sternberg         Director
Gary E. Wendlandt         Senior Executive Vice President
Eileen T. Slevin          Senior Vice President and Chief Information Officer
John A. Cullen            Senior Vice President
Tony H. Elavia            Senior Vice President
Thomas F. English         Senior Vice President and General Counsel
Melvin J. Feinberg        Senior Vice President
Robert J. Hebron          Senior Vice President
Barbara McInerney         Senior Vice President in charge of Corporate Compliance
Gary J, Miller            Senior Vice President
Anthony Malloy            Senior Vice President
Michael M. Oleske         Senior Vice President and Tax Counsel
Frank J. Ollari           Senior Vice President
Paul Pasteris             Senior Vice President in charge of Retirement Income
Robert D. Rock            Senior Vice President and Chief Investment Officer
Eric S. Rubin             Senior Vice President
Richard C. Schwartz       SVP and Senior Investment Manager for Derivative Transactions
Stephen N. Steinig        Senior Vice President and Chief Actuary (also designated Appointed Actuary)
Mark W.Talgo              Senior Vice President
Sara Badler               First Vice President and Deputy General Counsel
Patricia Barbari          First Vice President
Joseph Bennett            First Vice President
Michael J. Oliviero       First Vice President - Tax
Angelo J. Scialabba       First Vice President and Controller
Gary W. Scofield          First Vice President and Deputy Chief Actuary
Thomas J. Troeller        First Vice President and Actuary
Stephen A. Bloom          Vice President and Chief Underwriter
David Boyle               Vice President
William J. Burns          Vice President
Karen E. Dann             Vice President
Kathleen A. Donnelly      Vice President
Robert J. Hynes           Vice President
Minas C. Joannides        Vice President and Medical Director
Mario Lazzaro             Vice President
Edward P. Linder          Vice President
Brian C. Loutrel          Vice President
Catherine A. Marrion      Vice President and Secretary
Corey B. Multer           Vice President
Marijo F. Murphy          Vice President
Jacqueline A. O'Leary     Vice President
Nicholas Pasyanos         Vice President and Actuary (also designated Illustration Actuary)
Linda M. Reimer           Vice President and Associate General Counsel
Andrew N. Reiss           Vice President - National Sales Manager
Janis C. Rubin            Vice President
Irwin Silber              Vice President and Actuary
James R. Vavra            Vice President
Robin Wagner              Vice President
Elaine Williams           Vice President
Richard J. Witterschein   Vice President and Assistant Treasurer
Robert Ziegler            Vice President

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Depositor, NYLIAC, is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"). The Registrant is a segregated asset account of NYLIAC. The following chart indicates persons presumed to be controlled by New York Life(+), unless otherwise indicated. Subsidiaries of other subsidiaries are indented accordingly, and ownership is 100% unless otherwise indicated.

                                                                       Jurisdiction of           Percent of Voting
Name                                                                   Organization              Securities Owned
Eclipse Funds Inc.(1)                                                  Maryland


Eclipse Funds(1)                                                       Massachusetts

The MainStay Funds(1)                                                  Massachusetts

McMorgan Funds(1)                                                      Delaware

MainStay VP Series Fund, Inc.(1)(2)                                    Maryland

New York Life Insurance and Annuity Corporation                        Delaware

     Tribeca Holdings II LLC                                           Delaware

     Bluewater Holdings II LLC                                         Delaware

     Gramercy Holdings II LLC                                          Delaware

     Pacific Square Investments LLC                                    Delaware

NYLIFE LLC                                                             Delaware
     Eagle Strategies Corp.                                            Arizona

--------

         (1) Registered investment company as to which New York Life ("NYL") and/or its subsidiaries perform one or more of the following services: investment management, administrative, distribution, transfer agency and underwriting services. It is not a subsidiary of NYL and is included for informational purposes only.

         (2) New York Life Investment Management LLC serves as investment adviser to this entity, the shares of which are held of record by separate accounts of NYLIAC. New York Life disclaims any beneficial ownership and control of this entity. New York Life and NYLIAC as depositors of said separate accounts have agreed to vote their shares as to matters covered in the proxy statement in accordance with voting instructions received from holders of variable annuity and variable life insurance policies at the shareholders meeting of this entity. It is not a subsidiary of New York Life, but is included here for informational purposes only.



--------

(+) By including the indicated corporations in this list, New York Life is not stating or admitting that said corporations are under its actual control; rather, these corporations are listed here to ensure full compliance with the requirements of this Form N-6.

                                                                       Jurisdiction of           Percent of Voting
Name                                                                   Organization              Securities Owned
(NYLIFE LLC subsidiaries cont.)
     New York Life Capital Corporation                                 Delaware
     New York Life International Investment Inc.                       Delaware
         Monetary Research Ltd.                                        Bermuda
         NYL Management Limited                                        United Kingdom
     NYLUK I Company                                                   United Kingdom
         NYLUK II Company                                              United Kingdom
             Gresham Mortgage                                          United Kingdom
             W Construction Company                                    United Kingdom
             WUT                                                       United Kingdom
             WIM (AIM)                                                 United Kingdom
     New York Life Trust Company                                       New York
     NYL Executive Benefits LLC                                        Delaware

                                                                           Jurisdiction of           Percent of Voting
Name                                                                       Organization              Securities Owned
(NYLIFE LLC subsidiaries cont.)
     NYLIFE Securities LLC                                                 Delaware
     NYLINK Insurance Agency Incorporated                                  Delaware

                                                                       Jurisdiction of           Percent of Voting
Name                                                                   Organization              Securities Owned
New York Life Investment Management Holdings LLC                       Delaware
     NYLCAP Holdings                                                   Mauritius
     NYLIM Service Company LLC                                         Delaware
     NYLCAP Manager LLC                                                Delaware
         New York Life Capital Partners, L.L.C.                        Delaware
         New York Life Capital Partners II, L.L.C.                     Delaware
         New York Life Capital Partners III GenPar GP, LLC             Delaware
         NYLIM Mezzanine GenPar GP, LLC                                Delaware
         NYLIM Mezzanine Partners II GenPar GP, LLC                    Delaware
     MacKay Shields LLC                                                Delaware
         MacKay Shields General Partner (L/S) LLC                      Delaware
     NYLIFE Distributors LLC                                           Delaware
     New York Life Investment Management LLC                           Delaware
         New York Life Investment Management (U.K.) Limited            United Kingdom
         NYLIM GP, LLC                                                 Delaware
         NYLIM Fund II GP, LLC                                         Delaware
         NYLIM European Equity Market Neutral Fund GP, LLC             Delaware
         NYLIM Asian Equity Market Neutral Fund, GP, LLC               Delaware
         NYLIM U.S. Large-Cap Core 130/30 Fund, GP, LLC                Delaware
         NYLIM U.S. Core Equity Market Neutral Fund GP, LLC            Delaware
         NYLIM International 170/70 Fund Ltd.                          Cayman Islands
     Madison Capital Funding LLC                                       Delaware
     McMorgan & Company LLC                                            Delaware
     NYLIM Real Estate Inc.                                            Delaware
     Institutional Capital LLC                                         Delaware
NYLIFE Insurance Company of Arizona                                    Arizona
New York Life International, LLC                                       Delaware
    New York Life Insurance Taiwan Corporation                         Taiwan
    NYLI Holdings (Argentina) S.R.L.                                   Argentina
    New York Life Worldwide Capital, Inc.                              Delaware
        Fianzas Monterrey, S.A.                                        Mexico                  99.95%
              Operadora FMA, S.A. de C.V.                              Mexico                     99%
    NYLIFE Thailand, Inc.                                              Delaware
       PMCC Ltd.                                                       Thailand                   49%
        Siam Commercial New York Life Insurance Public Company         Thailand                47.33%
        Limited
        NYL Data Center Limited                                        Thailand                99.97%
    New York Life Securities Investment Consulting Co. Ltd.            Taiwan
    New York Life Insurance Worldwide Limited                          Bermuda
    New York Life Insurance Limited                                    South Korea
    New York Life International India Fund (Mauritius) LLC             Mauritius                  90%
    NYLI-VB Asset Management Co. (Mauritius) LLC                       Mauritius                  90%
    New York Life International Holdings Limited                       Mauritius                  75%
    Seguros Monterrey New York Life, S.A. de C.V.                      Mexico                 99.995%
        Centro de Capacitacion Monterrey, A.C.                         Mexico                 99.791%
Silver Spring, LLC                                                     Delaware
Biris Holdings LLC                                                     Delaware
Haier New York Life Insurance Company Limited                          People's Republic of China 50%
Tribeca Holdings I LLC                                                 Delaware
Bluewater Holdings I LLC                                               Delaware
Gramercy Holdings I LLC                                                Delaware
SCP 2005-C21-002 LLC                                                   Delaware
SCP 2005-C21-003 LLC                                                   Delaware
SCP 2005-C21-006 LLC                                                   Delaware
SCP 2005-C21-007 LLC                                                   Delaware
SCP 2005-C21-008 LLC                                                   Delaware
SCP 2005-C21-009 LLC                                                   Delaware
SCP 2005-C21-017 LLC                                                   Delaware
SCP 2005-C21-018 LLC                                                   Delaware
SCP 2005-C21-021 LLC                                                   Delaware
SCP 2005-C21-025 LLC                                                   Delaware
SCP 2005-C21-O31 LLC                                                   Delaware
SCP 2005-C21-036 LLC                                                   Delaware
SCP 2005-C21-041 LLC                                                   Delaware
SCP 2005-C21-043 LLC                                                   Delaware
SCP 2005-C21-044 LLC                                                   Delaware
SCP 2005-C21-048 LLC                                                   Delaware
SCP 2005-C21-061 LLC                                                   Delaware
SCP 2005-C21-063 LLC                                                   Delaware
SCP 2005-C21-067 LLC                                                   Delaware
SCP 2005-C21-069 LLC                                                   Delaware
SCP 2005-C21-070 LLC                                                   Delaware
NYMH-Houston GP, LLC                                                   Delaware
NYMH-Plano GP, LLC                                                     Delaware
NYMH-Freeport GP, LLC                                                  Delaware
NYMH-Ennis GP, LLC                                                     Delaware
NYMH-San Antonio GP, LLC                                               Delaware
NYMH-Taylor GP, LLC                                                    Delaware
NYMH-Stephenville GP, LLC                                              Delaware
NYMH-Farmingdale New York, NY LLC                                      Delaware
NYMH-Attleboro MA, LLC                                                 Delaware
NYLMDC-King of Prussia, LLC                                            Delaware

ITEM 29.          INDEMNIFICATION

The Officers and Directors of NYLIAC are indemnified pursuant to Section 141(f) of the General Corporation Law of the State of Delaware and under Section 8.01 of the By-Laws of New York Life Insurance and Annuity Corporation, as adopted on November 3, 1980 and amended on April 6, 1988 and on May 13, 1997.

Section 8.01 of the NYLIAC By-Laws provide for indemnification as follows:

8.01 - LIMITATION OF LIABILITY: INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

(a) LIMITATION OF LIABILITY FOR DIRECTORS - No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the directors duty of loyalty of the Corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

(b) INDEMNIFICATION AND ADVANCEMENT OF EXPENSES OF DIRECTORS AND OFFICERS - Except to the extent expressly prohibited by the General Corporation Law of the State of Delaware, the Corporation shall indemnify any director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

Except to the extent expressly prohibited by the General Corporation Law of the State of Delaware, the Corporation shall indemnify any director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against reasonable expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; provided, that, no indemnification shall be made in respect of any action, suit or proceeding as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action, suit or proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Corporation shall advance to or promptly reimburse upon request reasonable expenses (including attorneys' fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Section 8.01; provided, however, that such director or officer shall cooperate in good faith with any request by the Corporation that common counsel be utilized by the parties to an action or proceeding who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

The indemnification of any person provided by this Section 8.01 shall continue after such person has ceased to be a director or officer of the Corporation and shall inure to the benefit of such person's heirs, executors, administrators or legal representative.

The Corporation is authorized to enter into agreements with any of its directors, officers or employees extending rights to indemnification and advancement of expenses to any such person to the fullest extent permitted by applicable law, but the failure to enter into any such agreement shall not affect or limit the rights of any such person pursuant to this Section 8.01.

In case any provision in this Section 8.01 shall be determined at any time to be unenforceable in any respect, the other provisions hereof shall not in any way be affected or impaired thereby, and the affected provision shall be given the fullest possible enforcement in the circumstances, it being the intention of the Corporation to afford indemnification and advancement of expenses to its directors and officers, acting in such capacities or in the other capacities mentioned herein, to the fullest extent permitted by law.

(c) DETERMINATION OF INDEMNIFICATION

     (i) DIRECTORS AND OFFICERS - Subject to the General Corporation Law of the State of Delaware, any indemnification of directors and officers shall be made by either (A) the Corporation's Board of Directors or (B) the Corporation's shareholders, upon a determination that such indemnification is proper in the circumstances.

     (ii) EMPLOYEES AND AGENTS - Subject to the General Corporation of the State of Delaware, the Corporation may indemnify persons who are or were employees (other than officers of the Corporation), agents, or independent contractors of the Corporation upon the advice of the Corporation's legal counsel and a determination by (A) the Corporation's Board of Directors or
     (B) the Corporation's shareholders, that such indemnification is proper in the circumstances.

ITEM 30.          PRINCIPAL UNDERWRITERS

      (a) Other Activity. Investment companies (other than the Registrant) for which NYLIFE Distributors LLC is currently acting as underwriter:

          NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I NYLIAC MFA Separate Account-I
          NYLIAC MFA Separate Account-II
          NYLIAC Variable Annuity Separate Account-I
          NYLIAC Variable Annuity Separate Account-II
          NYLIAC Variable Annuity Separate Account-III
          NYLIAC Variable Annuity Separate Account-IV
          NYLIAC VLI Separate Account
          Eclipse Funds
          MainStay Funds
          MainStay VP Series Fund
          McMorgan Funds
          NYLIM Institutional Funds

      (b) Management.

     The principal business address of each director and officer of NYLIFE Distributors LLC is 169 Lackawanna Avenue, Parsippany, New Jersey 07054.

Names of Directors and Officers   Positions and Offices with Underwriter
-------------------------------   --------------------------------------
Brian A. Murdock                  Chairman and Chief Executive Officer
Stephen P. Fisher                 Manager, President and Chief Operating Officer
Christopher O. Blunt              Manager and Executive Vice President, Life and Annuity Distribution
Robert E. Brady                   Manager and Managing Director, Operations
John A. Cullen                    Manager
Barry A. Schub                    Manager
Scott L. Berlin                   Executive Vice President, Non-COLI Variable Life Distribution
Robert J. Hebron                  Executive Vice President, COLI Distribution
John R. Meyer                     Executive Vice President, Variable Annuity and Agency Mutual Funds
                                  Distribution
Thomas A. Clough                  Senior Managing Director, Retirement Services
Barbara McInerney                 Senior Managing Director, Compliance
Alison H. Micucci                 Senior Managing Director, Compliance
Donald A. Salama                  Senior Managing Director, Retirement Services
Michael D. Coffey                 Managing Director, Mutual Funds - NYIM Product Distribution
Philip L. Gazzo                   Managing Director, Mutual Funds - Outside Broker-Dealer Distribution
Mark A. Gomez                     Managing Director and Chief Compliance Officer
Joseph J. Henehan                 Managing Director, Retirement Services
Edward P. Linder                  Managing Director, Variable Annuity and Agency Mutual Funds
                                  Distribution
Marguerite E. H. Morrison         Managing Director and Secretary
Christopher V. Parisi             Managing Director, Mutual Funds National Sales
Stephen C. Fiacco                 Director, Mutual Funds - Outside Broker Dealer Distribution
Jennifer D. Tarsney               Director, National Accounts
Marianna Wekow                    Director, National Accounts
Albert W. Leier                   Vice President - Financial Operations and Treasurer
David F. Boyle                    Vice President, COLI Wholesaling
Karen E. Dann                     Vice President, Variable Annuity Key Accounts - Bank Distribution
John J. Ogara                     Vice President, Variable Life Wholesaling - Agency Distribution
Mark L. Gudelski                  Vice President, National Accounts
Linda M. Howard                   Vice President, Compliance
Robert F. Meredith                Vice President, Variable Annuity and Mutual Funds Wholesaling - Agency
                                  Distribution
Andrew N. Reiss                   Vice President, Variable Annuity Wholesaling - Bank Distribution
John Vaccaro                      Vice President, Compliance
James R. Vavra                    Vice President, Non-COLI Variable Life Wholesaling - Outside Distribution
Richard W. Zuccaro                Vice President, Tax

      (c) Compensation from the Registrant.


                                                           Compensation on
     Name of                  Net Underwriting          Events Occasioning the
    Principal                   Discounts and          Deduction of a Deferred           Brokerage
   Underwriter                   Commissions                 Sales Load                 Commissions            Other Compensation
   -----------                   -----------                 ----------                 -----------            ------------------
NYLIFE Distributors
Inc.                                 -0-                         -0-                        -0-                        -0-

ITEM 31.          LOCATION OF ACCOUNTS AND RECORDS.

      All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by NYLIAC at its home office, 51 Madison Avenue, Room 0150, New York, New York 10010; New York Life - Records Division, 110 Cokesbury Road, Lebanon, New Jersey 08833 and with Iron Mountain Records Management, Inc. at both 8 Neptune Drive, Poughkeepsie, New York 12601 and Route 9W South, Port Ewen, New York 12466-0477.

ITEM 32.          MANAGEMENT SERVICES.

                  Not applicable.

ITEM 33.          FEE REPRESENTATION.



      New York Life Insurance and Annuity Corporation ("NYLIAC"), the sponsoring insurance company of the NYLIAC Variable Universal Life Separate Account-I, hereby represents that the fees and charges deducted under the New York Life Variable Universal Life Accumulator and New York Life Survivorship Variable Universal Life Accumulator Policies are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.

                                   SIGNATURES

     Pursuant to the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York on this 29th day of November, 2007.

                                              NYLIAC VARIABLE UNIVERSAL LIFE
                                              SEPARATE ACCOUNT-I
                                                   (Registrant)


                                              By:  /s/ Mario Lazzaro
                                                   -----------------------------
                                                   Mario Lazzaro
                                                   Vice President


                                              NEW YORK LIFE INSURANCE AND
                                              ANNUITY CORPORATION
                                                   (Depositor)


                                              By:  /s/ Mario Lazzaro
                                                   -----------------------------
                                                   Mario Lazzaro
                                                   Vice President


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     Scott L. Berlin*               Director

     Christopher O. Blunt*          Director

     Frank M. Boccio*               Director

     Solomon Goldfinger*            Director and Chief Financial Officer

     Theodore A. Mathas*            Director and President
                                    (Principal Executive Officer)

     John R. Meyer*                 Director

     Angelo J. Scialabba*           First Vice President and Controller
                                    (Principal Accounting Officer)

     Arthur H. Seter*               Director

     Michael E. Sproule*            Director

     Joel M. Steinberg*             Director

     Seymour Sternberg*             Director


By:   /s/ Mario Lazzaro
      ----------------------------------
      Mario Lazzaro
      Attorney-in-Fact
      November 29, 2007

* Pursuant to Powers of Attorney filed herewith.

                                  EXHBIT INDEX
                                  ------------

Exhibit
Number                             Description
-------                            -----------

d(1) New York Life Variable Universal Life Accumulator policy form (No. 308-30)

d(2) New York Life Variable Universal Life Accumulator policy form with Alternative Cash Surrender Value (No. 308-31)

d(3)                New York Life Survivorship Variable Universal Life
                    Accumulator policy form (No. 308-150)

d(4)                New York Life Survivorship Variable Universal Life
                    Accumulator policy form with Alternative Cash Surrender
                    Value (No. 308-151)

(d)(5)              Monthly Deduction Waiver (MDW) Rider (No. 308-320)

(d)(9)              Spouse's Paid-Up Insurance Purchase Option (SPPO) Rider
                    (No. 303-375)

(d)(10)             Life Extension Benefit (LEB) Rider (No. 308-350)

(d)(11)             Guaranteed  Minimum Death Benefit (GMDB) Rider (No. 308-296)

(d)(12)             Guaranteed Minimum Death Benefit Rider (No. 308-295)

(d)(13)             Term Insurance on Other Covered Insured (OCI) Rider
                    (No. 308-340)

(d)(16)             Estate Protection Rider (EPR) (No. 308 - 405)

(d)(17)             Overloan Protection Rider (OLP) (No. 308 - 940)

(d)(18)             Children's Insurance (CI) Rider (No. 793-345)

(e)(2)              Form of application for a Policy (No. 209-500)

(j)(1)              Powers of Attorney, Scott L. Berlin

(j)(2)              Powers of Attorney, Christopher O. Blunt

(j)(3)              Powers of Attorney, Frank M. Boccio

(j)(4)              Powers of Attorney, Solomon Goldfinger

(j)(5)              Powers of Attorney, Theodore A. Mathas

(j)(6)              Powers of Attorney, John R. Meyer

(j)(7)              Powers of Attorney, Angelo J. Scialabba

(j)(8)              Powers of Attorney, Arthur H. Seter

(j)(9)              Powers of Attorney, Michael E. Sproule

(j)(10)             Powers of Attorney, Joel M. Steinberg

(j)(11)             Powers of Attorney, Seymour Sternberg
